UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Banco Santander (Brasil) S.A.

Consolidated Financial Statements Prepared in accordance with International Financial Reporting Standards - IFRS

2023

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Banco Santander (Brasil) S.A.

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. ("Bank") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2023 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank and its subsidiaries as at December 31, 2023, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as “IFRS Accounting Standards” by the IFRS Foundation).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Estimated credit losses (Notes 1(c,3.1(ii)), 2(h), 9 and 46(b))

The estimate of impairment of credit operations, considering the requirements of IFRS 9, involves a high level of judgment made by Management. The determination of the expected credit loss considers, among other elements, the existence of one or more events that negatively impact the estimated future cash flows of significant credits, and, individual or in the aggregate, for assets that are not significant, as well as the deterioration of credit risk and the classification of the receivables as prescribed by IFRS 9. This process involves the use of several assumptions and internal and external factors, including credit quality, portfolio size, concentration and economic factors.

Therefore, this remains as an area of focus in our audit.

We updated our understanding and tested the relevant internal controls in the calculation and recognition of the expected credit losses, mainly including the following main processes: (i) models and assumptions adopted by Management to determine the recoverable value of the credits; (ii) measurement of the guarantees in the determination of the recoverable value; (iii) approval and record of the operations renegotiated; (iv) processing and accounting of the expected credit losses; (v) reconciliation of the accounting balances with the analytical position; (vi) preparation of the explanatory notes.

For the loss estimate calculated considering the individual evaluation, we assessed and tested, on a sample basis, the criteria used to determine the recoverable value based on the credit risk.

For the loss estimate calculated considering the collective assessment, we tested the process of approval and validation of models applied in the determination of the recoverable value of credit. With the support of our specialists, we tested, on a sampling basis, the aforementioned models, considering the parameters developed for the most significant portfolios, as well as the integrity of the database used for the calculations.

We also tested the classification of the credits as established in IFRS 9. The classification considers the debtor's credit risk level, and when applicable, the deterioration of this risk, as well as the financial difficulty of the debtor, delays in their contractual obligations, renegotiations, guarantees, cash flow projections, among other aspects.

We considered that the criteria and assumptions that Management adopted to determine and record the allowance for loan losses based on IFRS 9 are consistent with the information examined in our audit.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provisions for legal and administrative proceedings (Notes 1(c.3.1(iv)), 2(q) and 22)

The Bank and its subsidiaries are parties to legal and administrative tax, labor, and civil proceedings arising from the normal course of their activities.

In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation.

The decision to recognize a liability and the measurement basis require the exercise of judgment made by Management, which is periodically reassessed, including when preparing the consolidated financial statements, and considering new events. In these circumstances, this remains as an area of focus in our audit.

We updated our understanding and tested the relevant internal controls over the identification and recording of provisions for legal and administrative proceedings, of a tax, labor and civil nature, and the disclosures in accompanying notes, including, among others, the internal controls related to the calculation template used to account for the provisions for labor and civil contingencies that are carried out under the historical average loss criteria for actions that are considered as common and similar in nature.

We tested the application of the mathematical models of historical average loss calculation, when applicable, related to labor and civil contingencies. We also tested the ongoing proceedings at the base date of the consolidated financial statements.

We performed confirmation procedures with the law firms responsible for administrative and legal proceedings to confirm the existence of processes and the completeness of the information. Additionally, we evaluated, on a sample basis, the reasonableness of the prognosis of the processes attributed by Management.

We consider that the criteria and assumptions that Management adopted to determine and record the provisions for legal and administrative proceedings are consistent with the information examined in our audit.

Information Technology environment (Note 46(d))

The Bank and its subsidiaries have a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed in its several systems on a daily basis.

The risks inherent to Information Technology, associated with possible deficiencies in processes and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the consolidated financial statements.

For this reason, this remains as an area of focus in our audit.

With the assistance of our system specialists, we updated our evaluation of the design and tested the operating effectiveness of the controls related to the management of the Information Technology environment, including the compensating controls established, when applicable.

The procedures carried out involved the combination of the control tests, and, when applicable, the testing of compensating controls, as well as the testing of the key processes related to information security, development and maintenance of systems, and operation of computers related to the infrastructure that supports the Bank and its subsidiaries' business.

As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature, timing and extent of our audit procedures in relation to the consolidated financial statements.

Banco Santander (Brasil) S.A.

Other matters

Reconciliation of stockholders' equity and net income

The reconciliation of stockholders' equity as of December 31, 2023 and net income attributed to the Bank for the year then ended, between accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (Bacen Gaap) and IFRS presented in Appendix I, as of December 31, 2023, prepared under the responsibility of the Bank's management and presented as supplementary information for IFRS Accounting Standards purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's consolidated financial statements. For the purpose of forming our opinion, we evaluated whether this Appendix I is reconciled with the financial statements and accounting records, as applicable, as well as performed procedures to test the completeness and accuracy of the information presented in the supplemental information. In our opinion, the reconciliation of stockholders' equity and net income has been properly prepared in all material respects, and is consistent with the consolidated financial statements taken as a whole.

Statements of Value Added

The consolidated Statement of Value Added for the year ended December 31, 2023, prepared under the responsibility of the Bank's management and presented in Appendix II as supplementary information for IFRS Accounting Standards purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank's consolidated financial statements. For the purposes of forming our opinion, we evaluated whether this Appendix II is reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, this Statement of Value Added has been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and is consistent with the consolidated financial statements taken as a whole.

Other information accompanying the consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Banco Santander (Brasil) S.A.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as “IFRS Accounting Standards” by the IFRS Foundation), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Banco Santander (Brasil) S.A.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 19, 2024

Independent Auditors' Report

*Values expressed in thousands, except when indicated

Consolidated Balance Sheet

Assets	Note	2023	2022	2021

Cash	4	23,122,550	22,003,439	16,657,201

Financial Assets Measured at Fair Value Through Profit or Loss		208,921,896	145,515,302	90,299,669
Debt instruments	6	84,291,192	66,191,454	50,874,612
Equity instruments	7	3,422,154	2,605,279	2,498,317
Derivatives	8.a	29,269,652	20,234,506	20,797,460
Loans and advances to Customers	9	3,040,712	1,894,282	392,455
Compulsory deposits with the Brazilian Central Bank		88,898,186	54,589,781	15,736,825

Financial Assets Measured At Fair Value Through Other Comprehensive Income		59,052,090	55,425,671	101,241,787
Debt instruments	6	59,036,137	55,392,178	101,212,600
Equity instruments	7	15,953	33,493	29,187

Financial Assets Measured At Amortized Cost		723,710,121	663,824,373	633,241,352
Loans and other receivables from credit institutions	5	25,716,845	20,713,315	26,485,913
Loans and advances to Customers	9	514,936,423	488,735,746	464,451,587
Debt instruments	6	101,087,321	81,329,013	73,125,011
Compulsory deposits with the Brazilian Central Bank		81,969,532	73,046,299	69,178,841

Derivatives Used as Hedge Accounting	8.a	25,069	1,741,318	342,463

Non-Current Assets Held For Sale	10	914,072	699,136	816,345

Investments in Associates and Joint Ventures	11	1,609,780	1,727,570	1,232,646

Tax Assets		52,839,470	46,445,994	41,757,332
Current		9,393,766	7,838,406	4,117,035
Deferred	23.d	43,445,704	38,607,588	37,640,297

Other Assets	15	5,996,651	8,274,529	6,049,028

Permanent assets	12	7,085,564	8,190,763	8,783,785

Intangible Assets		32,375,513	31,602,734	30,786,788
Goodwill	13	27,852,568	27,889,327	27,915,469
Other intangible assets	14	4,522,945	3,713,407	2,871,319

TOTAL ASSETS		1,115,652,776	985,450,829	931,208,396

The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | 4

*Values expressed in thousands, except when indicated

Liabilities and Shareholders’ Equity	Note	2023	2022	2021

Financial Liabilities Measured At Fair Value Through Profit or Loss		49,581,441	49,668,266	44,412,351
Derivatives	8.a	23,763,857	18,699,325	24,172,008
Short positions	8.b	19,831,991	22,047,423	12,780,559
Liabilities arising from securities	18	5,985,593	8,921,518	7,459,784

Financial Liabilities at Amortized Cost		910,550,506	795,284,100	750,093,694
Credit institution deposits	16	118,511,957	116,079,014	121,005,909
Customer deposits	17	583,220,576	489,953,489	468,961,069
Liabilities arising from securities	18	124,397,422	107,120,875	79,036,792
Debt instruments eligible as capital	19	19,626,967	19,537,618	19,641,408
Other financial liabilities	20	64,793,584	62,593,104	61,448,516

Derivatives Used as Hedge Accounting	8.a	1,176,571	-	446,973

Provisions		11,473,781	9,115,143	11,604,482
Obligations for pension funds and similar liabilities	22	2,543,504	1,775,202	2,728,126
Provisions for judicial and administrative proceedings, commitments, and other provisions	22	8,930,277	7,339,941	8,876,356

Tax Liabilities		8,999,893	7,810,800	8,175,023
Current		5,300,461	4,168,800	5,949,833
Deferred	23.d	3,699,432	3,642,000	2,225,190

Other Liabilities	24	19,014,230	12,892,344	10,501,378

Total Liabilities		1,000,796,422	874,770,653	825,233,901

Shareholders’ Equity	27	118,421,219	114,669,276	109,046,574
Share capital	27.a	55,000,000	55,000,000	55,000,000
Capital reserves		607,677	445,778	371,941
Treasury shares	27.d	(1,106,783)	(1,219,316)	(713,039)
Profit Reserve		63,920,325	60,442,814	54,387,672

Other Comprehensive Income		(3,968,215)	(4,486,442)	(3,406,428)

Shareholders’ Equity Attributable to the Parent		114,453,004	110,182,834	105,640,146

Non - Controlling interests	26	403,350	497,342	334,349

Total Shareholders’ Equity		114,856,354	110,680,176	105,974,495
Total Liabilities and Shareholders’ Equity		1,115,652,776	985,450,829	931,208,396

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | 5

*Values expressed in thousands, except when indicated

Consolidated Statement of Income

	Note	2023	2022	2021

Interest and similar income	31	128,282,707	115,225,118	77,987,308
Interest and similar expenses	32	(81,398,673)	(67,721,941)	(26,668,842)
Net Interest Income		46,884,034	47,503,177	51,318,466
Equity instrument income	33	22,179	38,073	90,040
Equity method income (loss)	11.a	239,236	199,179	144,184
Fee and commission income	34	22,454,778	21,237,723	20,388,089
Fee and commission expense	35	(6,814,813)	(6,361,843)	(5,114,788)
Gains (losses) on financial assets and liabilities (net)	36	2,729,519	4,153,336	221,782
Financial assets measured at fair value through profit or loss		3,440,830	4,801,086	5,280,479
Financial instruments not measured at fair value through profit or loss		(463,844)	(239,777)	(665,853)
Other		(247,467)	(407,973)	(4,392,844)
Foreign exchange fluctuations (net)	37	1,065,167	545,890	(2,002,286)
Other operating expense (net)	38	(715,790)	(841,002)	(1,119,380)
Total Income		65,864,310	66,474,533	63,926,107
Administrative expenses		(19,562,641)	(18,240,113)	(17,316,419)
Personnel expenses	39.a	(10,813,926)	(9,896,995)	(9,025,702)
Other administrative expenses	40.a	(8,748,715)	(8,343,118)	(8,290,717)
Depreciation and amortization		(2,740,950)	(2,585,502)	(2,433,921)
Permanent assets	12.a	(1,841,616)	(1,860,043)	(1,850,780)
Intangible assets	14	(899,334)	(725,459)	(583,141)
Provisions (net)	22	(4,424,412)	(1,215,490)	(2,179,417)
Impairment losses on financial assets (net)	9.c	(28,008,086)	(24,828,749)	(17,112,734)
Financial assets measured at amortized cost and contingent liabilities		(28,008,086)	(24,828,749)	(17,112,734)
Impairment losses on other assets (net)		(250,173)	(161,434)	(165,799)
Other intangible assets	14	(19,473)	(31,251)	(30,160)
Other assets		(230,700)	(130,183)	(135,639)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	41	998,408	22,355	(15,113)
Gains (losses) on disposal and expenses on non-current assets held for sale not classified as discontinued operations	42	45,195	109,127	47,625
Operating Income Before Tax		11,921,651	19,574,727	24,750,329
Income taxes	23	(2,422,839)	(5,235,252)	(9,191,005)
Consolidated Net Income for the Fiscal Year		9,498,812	14,339,475	15,559,324
Profit attributable to the Parent Company		9,449,313	14,287,093	15,528,052
Profit attributable to non-controlling interests	26	49,499	52,382	31,272

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | 6

*Values expressed in thousands, except when indicated

Consolidated Statement of Comprehensive Income

	2023	2022	2021

Consolidated Net Income for the Fiscal Year	9,498,812	14,339,475	15,559,324

Other Comprehensive Income that will be subsequently reclassified to profit or loss when specific conditions are met:	1,166,391	(1,108,715)	(3,245,041)
Financial Assets measured at fair value through Other Comprehensive Income	537,438	(707,433)	(2,389,705)
Financial assets measured at fair value through other comprehensive income	878,395	(1,333,521)	(4,255,996)
Taxes	(340,957)	626,088	1,866,291
Cash flow hedges	628,953	(401,282)	(855,335)
Fair value adjustment	1,199,318	(771,020)	(1,628,393)
Taxes	(570,365)	369,738	773,058

Other Comprehensive Income that will not be Reclassified to Net Profit:	(648,164)	28,701	266,692
Defined Benefits Plan	(620,233)	28,701	266,692
Defined benefits plan	(988,263)	202,674	592,967
Taxes	368,030	(173,973)	(326,275)

Others	(27,931)	-	-
IFRS Adjustments 17	(46,552)	-	-
Taxes	18,621	-	-
Total Comprehensive Income	10,017,039	13,259,461	12,580,976

Attributable to the parent company	9,967,540	13,207,079	12,549,704
Attributable to non-controlling interests	49,499	52,382	31,272
Total Comprehensive Income	10,017,039	13,259,461	12,580,976
The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | 7

*Values expressed in thousands, except when indicated

Consolidated Statement of Changes in Stockholders’ Equity

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2020		57,000,000	290,282	49,706,143	(791,358)	-	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872
Total comprehensive income		-	-	-	-	15,528,052	(2,389,705)	266,692	-	(855,335)	12,549,704	31,272	12,580,976
Net Profit Attributable to the Parent Company		-	-	-	-	15,528,052	-	-	-	-	15,528,052	31,272	15,559,324
Other Comprehensive Income		-	-	-	-	-	(2,389,705)	266,692	-	(855,335)	(2,978,348)	-	(2,978,348)
Financial assets measured at fair value through Other Comprehensive Income		-	-	-	-	-	(2,389,705)	-	-	-	(2,389,705)	-	(2,389,705)
Employee Benefits Plan		-	-	-	-	-	-	266,692	-	-	266,692	-	266,692
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	(855,335)	(855,335)	-	(855,335)
Appropriation of the previous fiscal year’s net profit		-	-	-	-	-	-	-	-	-	-	-	-
Spin-Off		(2,000,000)	-	(1,167,674)	-	-	-	-	-	-	(3,167,674)	-	(3,167,674)
Dividends and interest on equity from the previous fiscal year	27.b	-	-	-	-	(9,649,000)	-	-	-	-	(9,649,000)	-	(9,649,000)
Share-based compensation	39.b	-	81,659	-	-	-	-	-	-	-	81,659	-	81,659
Treasury shares	27.d	-	-	-	78,319	-	-	-	-	-	78,319	-	78,319
Other		-	-	(29,849)	-	-	-	-	-	-	(29,849)	(9,808)	(39,657)
Destinations:		-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve		-	-	776,403	-	(776,403)	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	5,102,649	-	(5,102,649)	-	-	-	-	-	-	-
Balance on December 31, 2021		55,000,000	371,941	54,387,672	(713,039)	-	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

Consolidated Financial Statements | December 31, 2023 | 8

*Values expressed in thousands, except when indicated

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2021		55,000,000	371,941	54,387,672	(713,039)	-	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

Total comprehensive income		-	-	-	-	14,287,093	(707,433)	28,701	-	(401,282)	13,207,079	52,382	13,259,461
Net profit attributable to the Parent Company		-	-	-	-	14,287,093	-	-	-	-	14,287,093	52,382	14,339,475
Other comprehensive income		-	-	-	-	-	(707,433)	28,701	-	(401,282)	(1,080,014)	-	(1,080,014)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	(707,433)	-	-	-	(707,433)	-	(707,433)
Pension plans		-	-	-	-	-	-	28,701	-	-	28,701	-	28,701
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	(401,282)	(401,282)	-	(401,282)
Dividends and interest on capital	27.b	-	-	-	-	(8,100,000)	-	-	-	-	(8,100,000)	-	(8,100,000)
Treasury shares	27.d	-	-	-	(506,277)	-	-	-	-	-	(506,277)	-	(506,277)
Share-based compensation	28.d	-	73,837	-	-	-	-	-	-	-	73,837	-	73,837
Other		-	-	(131,951)	-	-	-	-	-	-	(131,951)	110,611	(21,340)
Destinations:		-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve		-	-	714,355	-	(714,355)	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	5,472,738	-	(5,472,738)	-	-	-	-	-	-	-
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	-	(755,009)	(2,895,520)	859,370	(1,695,283)	110,182,834	497,342	110,680,176

Consolidated Financial Statements | December 31, 2023 | 9

*Values expressed in thousands, except when indicated

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Adjustments IFRS 17	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	-	(755,009)	(2,895,520)	859,370	-	(1,695,283)	110,182,834	497,342	110,680,176

Total comprehensive income		-	-	-	-	9,449,313	537,438	(620,233)	-	(27,931)	628,953	9,967,540	49,499	10,017,039
Net profit attributable to the Parent Company		-	-	-	-	9,449,313	-	-	-	-	-	9,449,313	49,499	9,498,812
Other comprehensive income		-	-	-	-	-	537,438	(620,233)	-	(27,931)	628,953	518,227	-	518,227
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	537,438	-	-	-	-	537,438	-	537,438
Pension plans		-	-	-	-	-	-	(620,233)	-	-	-	(620,233)	-	(620,233)
Adjustments IFRS 17		-	-	-	-	-	-	-	-	(27,931)	-	(27,931)	-	(27,931)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	628,953	628,953	-	628,953
Dividends and interest on capital	27.b	-	-	-	-	(6,200,000)	-	-	-	-	-	(6,200,000)	-	(6,200,000)
Share-based compensation		-	161,899	-	-	-	-	-	-	-	-	161,899	-	161,899
Treasury shares	27.d	-	-	-	112,533	-	-	-	-	-	-	112,533	-	112,533
Prescribed dividends		-	-	56,858	-	-	-	-	-	-	-	56,858	-	56,858
Unrealized profit		-	-	171,340	-	-	-	-	-	-	-	171,340	-	171,340
Other		-	-	-	-	-	-	-	-	-	-	-	(143,491)	(143,491)
Destinations:		-	-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve		-	-	472,466	-	(472,466)	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	2,776,847	-	(2,776,847)	-	-	-	-	-	-	-	-
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(217,571)	(3,515,753)	859,370	(27,931)	(1,066,330)	114,453,004	403,350	114,856,354

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | 10

*Values expressed in thousands, except when indicated

Consolidated Statement of Cash Flows

	Note	2023	2022	2021
1. Cash Flow from Operating Activities
Consolidated Net Income for the Fiscal Year		9,498,812	14,339,475	15,559,324
Profit adjustments		5,971,012	50,774,841	(13,898,808)
Depreciation of permanent assets	12.a	1,841,616	1,860,043	1,850,780
Amortization	14	899,334	725,459	583,141
Impairment losses on other assets (net)		250,173	161,434	165,799
Provisions and losses on financial assets (net)		32,432,498	26,044,239	19,292,151
Net gains (losses) on disposal of permanent assets, investments, and non-current assets held for sale		(855,565)	(130,673)	(32,512)
Income (loss) share under the equity method	11.a	(239,236)	(199,179)	(144,184)
Change in deferred tax assets and liabilities	23.d	(5,550,813)	64,318	2,265,227
Judicial deposits adjustment		(728,716)	(677,373)	(433,629)
Recoverable taxes adjustment		(557,008)	(813,225)	(217,820)
Effects of Exchange Rate Fluctuations on Assets and Liabilities		(21,430,674)	23,513,187	(35,669,654)
Other		(90,597)	226,611	(1,558,107)
Net (increase) decrease in operating assets		(129,083,634)	(90,965,616)	22,502,791
Financial assets measured at Fair Value through Profit or Loss		(88,026,729)	(86,362,989)	92,505,107
Financial Assets measured at Fair Value Through Other Comprehensive Income		(3,895,444)	45,756,767	4,094,548
Financial Assets measured at Amortized Cost		(41,870,299)	(46,336,754)	(86,179,125)
Other liabilities		4,708,838	(4,022,640)	12,082,261
Net increase (decrease) in operating liabilities		156,121,109	38,775,762	(12,821,626)
Financial Liabilities Measured at Fair Value Through Profit or Loss		(86,825)	5,255,915	(37,646,300)
Financial Liabilities Measured at Amortized Cost		144,383,135	32,558,536	30,512,246
Other liabilities		11,824,799	961,311	(5,687,572)
Taxes paid	23.a	(5,892,511)	(6,077,436)	(4,534,538)
Total net cash flows from operating activities (1)		36,614,788	6,847,026	6,807,143

2. Cash Flows From Investing Activities
Investments		(3,963,094)	(3,804,400)	(2,977,619)
Subsidiary acquisition, minus net cash upon acquisition		(5,054)	(460,245)	(13,746)
Permanent assets	12.a	(1,445,847)	(1,126,111)	(1,162,774)
Intangible assets		(1,906,872)	(1,737,548)	(1,500,562)
Non-current assets held for sale		(605,321)	(480,496)	(300,537)
Disposal		719,747	926,167	898,927
Permanent assets	12.a	117,312	148,555	37,576
Intangible assets		185,206	144,698	298,146
Non-current assets held for sale		417,229	632,914	563,205
Dividends and Interest on Equity Received		663,032	172,944	152,000
Total net cash flows from investing activities (2)		(2,580,315)	(2,705,289)	(1,926,692)

3. Cash Flow from Financing Activities
Acquisition of own shares	27.d	112,533	(506,277)	78,319
Issuance of debt instruments eligible as capital	19	-	-	5,500,000
Issuance of other long-term financial liabilities	18	75,404,958	60,583,109	101,784,961
Dividends paid and interest on equity		(5,450,390)	(7,393,031)	(9,907,319)
Payments of other long-term financial liabilities	18	(63,400,960)	(39,154,639)	(97,220,580)
Interest payments on debt instruments eligible as capital	19	(713,974)	(861,717)	(911,306)
Increase/(Decrease) in non-controlling interests	26.b	(134,214)	20,446	17,415
Capital Increase in Subsidiaries through non-controlling Interests	26.b	-	66,957	-
Total net cash flow from financing activities (3)		5,817,953	12,754,848	(658,510)
Net Increase in Cash and Cash Equivalents (1+2+3)		39,852,426	16,896,585	4,221,941
Cash and cash equivalents at the beginning of the fiscal year	4	49,565,334	32,668,749	28,446,808
Cash and cash equivalents at the end of the fiscal year	4	89,417,760	49,565,334	32,668,749

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | 11

*Values expressed in thousands, except when indicated

1.	Operating context, presentation of consolidated financial statements and other information

a)	Operating context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Brazilian Central Bank (Bacen), established as a joint-stock company with its headquarters located at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - Block A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a universal bank and conducts its operations through commercial, investment, credit, financing and investment, real estate credit, leasing, and foreign exchange portfolios. Additionally, through its subsidiaries, it also operates in the markets of payment institutions, "consórcios" management, securities and insurance brokerage, consumer lending, digital platforms, benefits management, non-performing credit management and recovery, capitalization, private pensions, as well as provision and management of food, meal, and other vouchers. These operations are conducted within a framework of institutions that do business in an integrated manner in the financial market. The corresponding benefits and costs associated with the rendered services are distributed among these entities and are realized in the ordinary course of business on a reciprocal basis.

The Board of Directors authorized the issuance of the Consolidated Financial Statements for the fiscal year ended on December 31, 2023, at the meeting held on February 19, 2024.

The referenced Financial Statements have been subject to a recommendation for approval issued by the Audit Committee of Banco Santander and received an unqualified opinion from the Independent Auditors.

b)	Basis for the presentation of the consolidated financial statements

The consolidated financial statements have been prepared in conformity with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®), (currently referred to by the IFRS® Foundation as “standards accounting IFRS®”) and the interpretations issued by the IFRS® Interpretations Committee (formerly known as the International Financial Reporting Interpretations Committee – IFRIC®). All relevant information specifically pertaining to Banco Santander's financial statements, and solely concerning these, are being presented and correspond to the information used by Banco Santander in its management.

c) Other information

c.1) Adoption of new standards and interpretations.

•            IFRS 17 – In May 2017, the IASB issued the IFRS concerning insurance contracts, designed to supersede IFRS 4. The implementation date for IFRS 17 is January 1, 2023, with retrospective adjustments in comparatives. The purpose of this regulation is to provide enhanced transparency and useful information in financial statements, with one of the key changes being the recognition of profits concurrent with the provision of insurance services, thereby facilitating the evaluation of insurers' performance over time.

The transition was divided into two stages with different methodologies, given the availability of data from several acquisitions:

• Fair Value Methodology: FBG product portfolio.

• Total Retrospective Methodology: Pension Portfolio with Risk (risk coverage (nuisance).

The effects of adoption are:

12/31/2023
Effects on Assets	15,395
Tax Assets	15,395
Effects on Liabilities	38,488
Other Obligations (a)	38,488
Effects on comprehensive income	(27,931)
Other comprehensive results	(27,931)
Effects on the result	4,839

(a) The impact is included in the balance presented in “Liabilities under insurance contracts” disclosed in note 24.

Consolidated Financial Statements | December 31, 2023 | 12

*Values expressed in thousands, except when indicated

The effects of the application of IFRS 17 for the year ended 31 December 2022 are not material. For the 2021 financial year, accounting policies for insurance contracts are in accordance with IFRS 4.

•	Amendment to IAS 12 – Taxes on Profit: in December 2021, the Organization for Economic Cooperation and Development (OECD) published the rules of the Pillar Two model aiming at a reform of international corporate taxation in order to ensure that groups multinational economic companies within the scope of these rules pay tax on the minimum effective profit at the rate of 15%. The effective tax rate on profit for each country, calculated in this model, was called “Global effective tax rate”. These rules must be approved by the local legislation of each country, with some having already enacted new laws or are in the process of discussion and approval and there will not impact Santander.

•	Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of accounting policies: change of the term “significant accounting policies” to “material accounting policies”. The amendment also defines what “material accounting policy information” is, explains how to identify them and clarifies that immaterial accounting policy information does not need to be disclosed, but if so, that it should not obscure relevant accounting information. The "IFRS Practice Statement 2 Making Materiality Judgments", also amended, provides guidance on how to apply the concept of materiality accounting policy disclosures.

•	Amendment to IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification: provides guidance on how entities are to differentiate between changes in accounting policies and changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are typically applied retrospectively to prior transactions and other preceding events, as well as to the current period. This change is set to take effect as of January 1, 2023 and will not impact Santander.

•	Amendment to IAS 12 – Taxes on Profit: requires entities to recognize deferred tax on transactions which, upon initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, for example, and will require the recognition of additional deferred tax assets and liabilities. This amendment will come into effect as of January 01, 2023 and there will not impact Santander.

There are no other IFRS standards or IFRIC interpretations not yet in effect that could have a significant impact on the Bank’s financial statements.

c.2) New standards and interpretations in force in future years

•	Amendments to IAS 1 – Presentation of Financial Statements: These amendments are intended to detail the criteria for classifying liabilities as either current or non-current. They provide clarity on what constitutes a right to defer settlement; that such a right must exist at the end of the financial reporting period; that the classification is not affected by the likelihood of the entity exercising its right to defer; and that only if an embedded derivative in a convertible liability is itself an equity instrument, the terms of a liability will not affect its classification. The amendments to IAS 1 are effective from January 1, 2024, and Santander does not anticipate any material impacts on its financial statements.

•	Amendment to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosure: requires entities to provide additional disclosures about their supplier financing arrangements. The IASB has issued these new requirements to provide users of financial statements with information that enables them to assess how supplier financing arrangements affect an entity's liabilities and cash flows, and to comprehend the effect of supplier finance agreements on an entity's exposure to liquidity risk and the potential consequences for the entity if these agreements were no longer available to it. The amendments to IAS 7 and IFRS 7 are effective as of January 1, 2024, and Santander has determined that there are no impacts on its financial statements.

•	Amendment to IFRS 16 – Leases: clarifies the requirements that a seller-lessee should apply when assessing the lease liability arising from a sale and leaseback transaction, in order to ensure that the seller-lessee does not recognize any amount of the gain or loss associated with the retained right-of-use asset. The amendments to IFRS 16 are effective as of the January 1, 2024, and Santander does not anticipate any material impacts on its financial statements.

Consolidated Financial Statements | December 31, 2023 | 13

*Values expressed in thousands, except when indicated

•	Amendment to IAS 21 - Effects of exchange rate changes and translation of Financial Statements: in instances where a currency is non-convertible, it can be difficult to ascertain an appropriate exchange rate. While uncommon, non-convertibility may arise when a government enforces currency controls that forbid currency exchange or restrict the amount of foreign currency transactions. The amendment to IAS 21 provides guidance on how entities should assess whether a currency is readily convertible and how to determine a spot exchange rate for currencies with limited exchangeability, as well as requires the disclosure of information that enables Financial Statement users to understand the impacts of a non-convertible currency. These changes are effective as of January 1, 2025. Santander is currently assessing the impacts of this amendment.

c.3) Estimates used

The consolidated results and the determination of the consolidated equity are impacted by accounting policies, assumptions, estimates, and measurement methods used by the Bank's management in the preparation of the financial statements. The Bank makes estimates and assumptions that affect the reported values of assets and liabilities for future periods. All required estimates and assumptions, in accordance with IFRSs, represent management's best estimate pursuant to the applicable standard.

In the consolidated financial statements, estimates are made by the Bank’s and the consolidated entities’ Management to quantify certain assets, liabilities, income, and expenses, as well as to disclose notes to the financial statements.

c.3.1) Estimated credit losses

The estimates and critical assumptions that present the most significant impact on the accounting balances of certain assets, liabilities, income, and expenses, as well as on note disclosures, are described below:

i.	Assessment of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value, and those not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is predicated on assumptions that take into account Management’s judgment based on information and prevailing market conditions on the balance sheet date.

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model employed in the measurement process, segregating financial instruments into Tiers I, II, or III.

Notes 2.e and 46.c8 detail the accounting treatment and sensitivity analysis pertaining to Financial Instruments, respectively.

ii.	Estimate of losses due to impairment

The carrying value of non-recoverable financial assets is adjusted by recording a provision for loss under “Losses on financial assets (Net) – Financial Assets Measured at Amortized Cost” in the consolidated income statement. Reversals of previously recognized losses are recorded in the consolidated income statement in the period when the impairment decreases, provided there is an objectively verifiable recovery event.

When measuring the impairment loss on individually assessed loans, the Bank takes into account a range of factors related to the counterparty's condition, such as their economic and financial situation, indebtedness level, income-generating capacity, cash flow, management, corporate governance, and quality of internal controls, payment history, industry experience, contingencies, and credit limits, as well as asset characteristics, such as their nature and purpose, type, liquidity level sufficiency, and guarantees of total credit value, and also drawing on historical impairment experience and other circumstances known at the time of assessment.

To measure the impairment loss on loans assessed collectively for impairment, the Bank segregates financial assets into groups considering their credit risk characteristics and similarities, that is, according to the segment, type of assets, collateral, and other factors associated with historical impairment experience and other circumstances known at the time of assessment.

Notes 2.h & 46.b2 detail the accounting treatment and credit risk assessment methods, respectively.

Consolidated Financial Statements | December 31, 2023 | 14

*Values expressed in thousands, except when indicated

iii.	Provisions for pension funds

Defined benefit plans are recorded following an actuarial analysis, performed annually by a specialized firm at the end of each fiscal year with applicability for the subsequent period, and are recognized in the consolidated statement of income under the lines of Interest and Similar Expenses and Provisions (net).

The present value of the defined benefit liability is the current value before deducting any plan assets, of the anticipated future payments required to settle the liability arising from the employee’s service in current and past periods.

Additional details are provided in note 2.w.

iv.	Provisions, contingent assets and liabilities

Provisions for judicial and administrative proceedings are established when the risk of loss in the lawsuit or administrative action is deemed probable and the amounts involved can be quantifiable with sufficient assurance, considering the nature, complexity, and precedent of the cases, and on the opinions of in-house and external legal advisors.

Note 2.q provides information and outlines any significant changes regarding provisions, and contingent assets and liabilities of the Bank between December 31, 2021, December 31, 2022, and December 31, 2023.

v.	Goodwill

The goodwill recognized must undergo an impairment test at least once a year or over a shorter period, should there be any indication of impairment of the asset.

The basis used for the impairment test is the value in use, and accordingly, cash flows are projected for a period of x years. The cash flow projection takes into account several factors, including: (i) macroeconomic forecasts for interest rates, inflation, exchange rates, and others; (ii) behavior and growth estimates for Brazil's national financial system; (iii) increased costs, returns, synergies, and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to the cash flows in perpetuity. The adoption of these estimates involves the likelihood of future events occurring, and changes in any of these factors could lead to different results. The cash flow estimate is based on an assessment prepared by an independent specialized company, annually or whenever there are indications of impairment, which is reviewed and approved by Management.

Further details can be found in note 13.

vi.	Expectation of tax credit realization IR and CS

Deferred tax assets and liabilities of IR and CS encompass temporary differences, identified as the amounts expected to be paid or recovered based on differences between the book values of assets and liabilities and their respective tax bases, as well as tax credits and losses and negative Social Contribution on Net Profit (CSLL) basis carried forward. These are measured using tax rates expected to apply in the periods when the assets will be realized or the liabilities settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future to utilize the deferred tax assets, and that these assets do not arise from the initial recognition (except in the case of a business combination) of other assets and liabilities in a transaction that neither affects the actual profit for tax purposes nor the accounting profit. Credit and loss carryforwards are recognized only to the extent that it is deemed probable that the consolidated entities will generate sufficient taxable profits in the future to utilize these assets.

The recognized deferred tax assets and liabilities are reviewed on the date of each balance sheet, with appropriate adjustments being made in accordance with the findings of the analyses undertaken. The Bank's expectation for the realization of deferred tax assets is predicated on future earnings projections and grounded in a technical report.

For additional details, please refer to note 23.e.

2.	Accounting policies and determination criteria

The accounting policies and the determination criteria used in the preparation of the consolidated financial statements were as follows:

Consolidated Financial Statements | December 31, 2023 | 15

*Values expressed in thousands, except when indicated

a) Functional and presentation currency

The consolidated financial statements of Banco Santander are presented in Brazilian Reais, the functional currency of the entities and the presentation currency for these financial statements.

b) Basis for consolidation

i. Subsidiaries

The term "Subsidiaries" refers to entities that are under the Bank's control. This control is based on the Bank's: i) power over the invested entity; ii) exposure or entitlement to variable returns deriving from its relationship with the invested entity, and iii) ability to use its power to influence the level of returns, as established by legal, statutory, or contractual provisions.

Subsidiary consolidation takes place when the Bank secures control over the subsidiary and ends upon the loss of control. Notably, the income and expenses of a subsidiary that is either acquired or divested during the fiscal year are incorporated in the income statement and Other Comprehensive Income from the date on which the Bank acquires control to the point when it no longer exercises control over the subsidiary.

The result and each component of Other Comprehensive Income are attributed to the controllers of the Bank and to the non-controlling interests even if the effect is assigned to the non-controlling interests. The total comprehensive income of the subsidiaries is attributed to the owners of the Bank and to the non-controlling interests, even if this results in a negative balance for the non-controlling interests. All transactions, balances, income, and expenses between the companies of the Santander Conglomerate are fully eliminated in the consolidated financial statements.

Any changes to Santander Conglomerate's stakes in controlled entities that do not result in a loss of control over the subsidiaries are recorded as equity transactions. The difference between the value at which the non-controlling interests are adjusted and the fair value of the considerations paid or received is recorded directly in equity and attributed to the owners of the Company.

When the Bank loses control of a subsidiary, the gain or loss is recognized in the income statement and is determined by the difference between: (i) the sum of the fair value of the considerations received and the fair value of the residual interest; and (ii) the previous balance of the subsidiary's assets (including goodwill) and liabilities, and non-controlling interests, if any. All values previously recognized in "Other Comprehensive Income" related to the subsidiary are accounted for as if the Bank had directly disposed of the corresponding assets or liabilities of the subsidiary (i.e., reclassified to profit or loss or transferred to another shareholders' equity account, as required or permitted by the applicable IFRSs). The fair value of any investment held in the former subsidiary at the date of loss of control is considered as the fair value upon initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, where applicable, the cost upon initial recognition of an investment in an associate or joint venture.

ii. Interests in joint ventures (entities under joint control) and associates

Joint ventures are equity interests in entities that are not subsidiaries, yet are jointly controlled by two or more unrelated entities. This joint control is manifested in contractual arrangements in which two or more entities ("venturers") acquire interests in entities ("jointly controlled entities") or own operations or hold assets, such that the strategic financial and operational decisions affecting the joint venture are contingent upon the unanimous decision of the venturers.

Associates are those entities over which the Bank has the ability to exert significant influence (significant influence is the power to partake in the decision-making regarding the financial and operational policies of the invested entity) but lacks control or joint control.

In the consolidated financial statements, the interests in jointly-controlled entities and investments in associates are accounted for using the equity method, that is, the Bank's share in the net assets of the invested entity, taking into account dividends received from the eliminations of capital and other derivatives. Pertinent details regarding the entities accounted for using the equity method by the Bank are disclosed in note 11.

iii. Mergers, acquisitions, and company disposals

A business combination refers to the amalgamation of two or more separate entities or economic units into a single entity or a group of entities, accounted for in accordance with IFRS 3 – “Business Combinations”.

Business combinations are carried out in such a way that the Bank gains control of an entity and are accounted for as follows:

•	The Bank calculates the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred, and the equity instruments issued, if applicable.

Consolidated Financial Statements | December 31, 2023 | 16

*Values expressed in thousands, except when indicated

•	The fair values of the assets, liabilities, and contingent liabilities of the acquired entity or business, including intangible assets not recognized by the acquired entity, are estimated on the acquisition date and recognized in the consolidated balance sheet.
•	The surplus of the acquisition cost over the fair value of the identifiable net asset acquired is recognized as goodwill (note 13). The surplus of the fair value of the identifiable net assets over the acquisition costs is regarded as an advantageous purchase and is recognized in the income statement on the acquisition date.

Note 3 outlines the most significant transactions that took place in 2023, 2022, and 2021.

iv. Investment Funds

This encompasses the Investment Funds in which the Bank and its subsidiaries hold a substantial stake or the entirety of their shares, and over which the Bank and its subsidiaries are exposed, or have the right to variable returns and have the ability to influence these returns through decision-making power, in accordance with IFRS 10 – Consolidated Financial Statements, and are therefore consolidated in these Consolidated Financial Statements.

c) Definitions and classification of financial instruments

i. Definitions

“Financial instrument” is defined as any agreement that creates a financial asset in one entity and concurrently a financial liability or equity interest in a different entity.

“Equity instruments” are any contracts representing a residual equity interest in the assets of the issuing entity after all its liabilities have been deducted.

"Derivative" is a financial instrument whose value changes in response to fluctuations in an observable market variable (such as interest rates, currency exchange rates, financial instrument prices, market indices, or credit ratings), where the initial investment is considerably lower relative to other financial instruments that react comparably to shifts in market factors, and is typically settled at a future date.

"Hybrid financial instruments" are agreements that simultaneously encompass a non-derivative main contract and a derivative, termed an embedded derivative, which is non-transferable on its own and has the effect of causing part of the cash flows from the hybrid contract to fluctuate in a manner similar to that of a standalone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly-controlled entities, and associates (note 3&11).

• Rights and obligations arising from employee benefit plans (note 21).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into various categories for management and measurement purposes, except when it is mandatory to report them as "Non-current assets held for sale," or in cases pertaining to "Cash and cash equivalents," "Derivatives used as hedging instruments," and "Investments in associates," all of which are accounted for separately.

Financial assets are, for measurement purposes, included in one of the following categories:

• Financial assets measured at fair value through profit or loss: this category includes financial assets acquired with the intention of generating short-term profit from their price fluctuations and financial derivatives not classified as hedging instruments, where the Bank's primary business model is to engage in frequent trading.

• Financial assets measured at fair value through Other Comprehensive Income: these are financial assets that meet the SPPI criterion, intended to be held for the receipt of contractual cash flows as well as for sale purposes.

Gains or losses arising from changes in fair value are recognized in equity, except for losses due to impairment, which are recognized in the income statement. When a financial asset is disposed of or shows evidence of a decline in fair value due to impairment, the previously accumulated amount in the fair value adjustment account within equity is reclassified to the income statement.

Consolidated Financial Statements | December 31, 2023 | 17

*Values expressed in thousands, except when indicated

• Financial assets measured at amortized cost: this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing, including financial leasing transactions in which entities included in the consolidation serve as the leasing parties. Typically, the entities included in the consolidation operate on a business model of maintaining the loans and credits they issue until final maturity, which is why they are presented in the consolidated balance sheet at amortized cost (which includes the necessary adjustments to reflect estimated impairment losses).

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature under the following line items of the consolidated balance sheet:

•   “Cash and Cash Equivalents” and “Compulsory deposits with the Brazilian Central Bank”: cash balances and demand deposit credit balances with Brazil’s Central Bank (“Bacen”).

•   "Financial assets measured at amortized cost": this includes loans granted by the Bank, as well as financial leasing credits and other outstanding balances of financial nature owed to the Bank, such as checks drawn on financial institutions, credit balances with clearing houses and settlement agencies for stock exchange and organized market transactions, bonuses paid in cash, capital calls, fees and commissions receivables for financial guarantees, and outstanding balances resulting from transactions not originated through banking operations and services, such as rent collections and similar items.

•   “Loans and other receivables from credit institutions”: credits of any kind in the name of financial institutions.

•   “Loans and advances to customers”: this includes outstanding balances of all other credits and loans granted by the Bank, including transactions conducted in the open market through centralized counterparties.

•   “Debt instruments”: bonds and other securities that constitute a debt obligation for the issuer, yield interest, and are issued in either physical or book-entry form.

•   "Equity instruments": financial instruments issued by other entities, such as shares, which are of an equity nature for the issuer, excluding investments in subsidiaries, jointly-controlled entities, or associates.

•   “Derivatives”: this includes the fair value in favor of the Bank from derivatives that are not categorized as hedging instruments.

•   “Derivatives used as hedging instruments”: this includes the fair value in favor of the Bank from derivatives assigned as hedging instruments.

•   “Investments in associates and joint ventures”: this includes investments in jointly-controlled entities or associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified, for measurement purposes, into one of the following categories:

•       Financial Liabilities Measured at Fair Value through Profit or Loss: this category includes financial liabilities issued to generate short-term profit from their price fluctuations, financial derivatives not considered as hedge accounting, and financial liabilities arising from the direct sale of financial assets acquired under repurchase agreements or borrowed ("Short positions").

• Financial liability at amortized cost: financial liabilities, regardless of their form and maturity, not included in any of the previous categories and arising from financing activities undertaken by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature under the following line items in the consolidated balance sheet:

•       “Brazilian Central Bank Deposits”: deposits of any nature received from Brazil’s Central Bank (“Bacen”).

•       “Deposits from credit institutions”: deposits of any kind, including liabilities from loans and on-lending as well as funding raised in the open market, received from credit institutions.

•       “Customer deposits”: this includes deposits of any kind such as demand, savings, and time deposits, as well as open market transactions, received from customers.

Consolidated Financial Statements | December 31, 2023 | 18

*Values expressed in thousands, except when indicated

•       “Liabilities arising from securities”: this includes the value of bonds and other debt represented by tradable securities, except for subordinated liabilities.

•       “Derivatives”: this includes the negative fair value balance of the Bank’s derivatives that are not part of hedge accounting.

•       “Short positions”: this includes the value of financial liabilities arising from the direct sale of financial assets acquired under repurchase agreements or borrowed.

•       " Capital-eligible debt instruments ": the value of financing received which, in terms of payment priority, rank below ordinary debt. This category also encompasses financial instruments issued by the Bank which, despite being shares for legal purposes, do not satisfy the criteria to be categorized as equity.

•       "Other financial liabilities": this includes the value of payment obligations characterized as financial liabilities not accounted for under other line items and liabilities subject to financial guarantee agreements, excluding those classified as questionable settlement.

•       “Derivatives used as hedging instruments”: this includes the fair value of the Bank’s liabilities from derivatives assigned as hedging instruments.

d) Funding, issuances, and other liabilities

Funding instruments are initially recorded at their fair value, which is essentially regarded as the transaction price. They are subsequently measured at amortized cost (on an accrual basis) with its inherent expenses recognized as a financial cost.

Within the initial liability recognition criteria, attention should be given to composite instruments, which are classified as such because they comprise both a debt instrument (liability) and an embedded shareholders' equity component (derivative).

The registration of a composite instrument involves the combination of (i) a main instrument, which is recognized as a genuine liability of the entity (debt), and (ii) an equity component (derivative convertible into ordinary shares).

The issuance of "Notes" must be recorded in a specific liability account and adjusted based on the contracted rates, and recalibrated due to the impact of exchange rate variation, when issued in a foreign currency. All remunerations related to these instruments, such as interest and currency fluctuations (difference between the functional currency and the currency in which the instrument was denominated), must be recognized as expenses for the period, in accordance with the accrual basis of accounting.

Pertinent information regarding the issuance of these capital-eligible debt instruments is described in note 19.

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which is deemed equivalent, until proven otherwise, to the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted for transaction costs. Financial assets and liabilities are subsequently measured at the end of each period as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction for estimated transaction costs that might be incurred upon their disposal, except for financial assets measured at amortized cost, equity instruments whose fair value cannot be determined in a sufficiently objective manner, and financial derivatives that have equity instruments of this kind as their underlying and are settled by delivering such instruments.

The “fair value” of a financial instrument on a given date is the price that would be received from the sale of an asset or would be paid for the transfer of a liability in a voluntary exchange among market participants on the measurement date. The most objective and common benchmark for the fair value of a financial instrument is the price that would be paid for it in an active, transparent, and significant market (“quoted price” or “market price”).

In the absence of a market price for a particular financial instrument, its fair value is estimated based on the valuation techniques commonly adopted by the international financial community, taking into account the specific characteristics of the instrument to be measured and, most importantly, the various types of risks associated with it.

Consolidated Financial Statements | December 31, 2023 | 19

*Values expressed in thousands, except when indicated

All derivatives are recognized on the balance sheet at fair value from the transaction date. When the fair value is positive, they are recognized as assets; when negative, as liabilities. Changes in the fair value of derivatives since the transaction date are recognized in the "Gains (losses) on financial assets and liabilities" line item of the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities measured at fair value through profit or loss is deemed equivalent to their daily quoted price; if, under exceptional circumstances, should it be unfeasible to ascertain the quoted price on a specific date, these derivatives are measured using methods similar to those employed for valuing derivatives traded in the over-the-counter market.

The fair value of over-the-counter traded derivatives is deemed to be the aggregate of the instrument's future cash flows, discounted to their present value on the measurement date (referred to as "present value" or "theoretical close"), employing commonly used financial market valuation techniques such as Net Present Value (NPV), option pricing models, and other methods.

"Financial assets measured at amortized cost" are measured at amortized cost utilizing the effective interest method. The "amortized cost" is the acquisition cost of a financial asset or liability, either increased or decreased, as applicable, by the principal repayments and cumulative amortization (included in the income statement) of the difference between the initial cost and the maturity value. In the case of financial assets, the amortized cost also includes any reductions for impairment or inability to collect. For financial assets measured at amortized cost that are subject to fair value hedging, the fair value changes of these assets associated with the hedged risk(s) are recognized.

The "Effective interest rate" is the discount rate that exactly matches the initial value of the financial instrument when compared to the projected cash flows from various sources throughout its residual useful life. In the case of fixed-income financial instruments, the effective interest rate coincides with the contractual interest rate stipulated on the contract date, plus, as applicable, fees and transaction costs which, given their nature, are part of their financial yield. For equity financial instruments, the effective interest rate coincides with the prevailing return rate on all commitments until the following interest adjustment reference date.

Equity instruments for which fair value cannot be measured in a sufficiently objective manner are measured at acquisition cost, adjusted, as appropriate, for impairment losses related thereto.

The values at which financial assets are recognized correspond, in all material respects, to the Bank's maximum credit risk exposure as of the date of each financial statement. Furthermore, the Bank has secured guarantees and additional credit support to mitigate its exposure to credit risk, predominantly comprising mortgages, cash collateral, equity instruments, sureties, assets leased under leasing and rental agreements, assets acquired under repurchase agreements, securities lending, and derivatives.

ii. Measurement of financial liabilities

Typically, financial liabilities are measured at amortized cost, as previously defined, except for those included under the line items "Financial liabilities measured at fair value through profit or loss" and "Other financial liabilities measured at fair value through profit or loss," as well as financial liabilities designated as hedging instruments, which are measured at fair value.

iii. Recognition of fair value changes

As a general rule, changes in the book value of financial assets and liabilities are recognized in the consolidated income statement. These are distinguished between those arising from the interest provisioning and similar gains - recognized under the line item "Interest and Similar Income" or "Interest and Similar Expenses," as applicable - and those derived from other factors, recognized at their net value under the line item "Gains (Losses) on Financial Assets and Liabilities (Net).

Adjustments due to fair value changes related to financial assets measured at fair value through Other Comprehensive Income are temporarily recognized in equity under the line item "Other Comprehensive Income." Items debited or credited to this account remain in the Bank's consolidated shareholders' equity until the respective assets are written off, at which point they are debited to the consolidated income statement.

iv. Hedging transactions

The consolidated entities make use of financial derivatives for the following purposes: (i) to provide these instruments to clients who request them for managing their market and credit risks; (ii) to employ them in the risk management of their own positions and the assets and liabilities of the Bank's entities (Derivatives used as hedging instruments); and (iii) to achieve gains from price fluctuations of these derivatives (Derivative financial instruments).

Financial derivatives that do not qualify for hedge accounting are treated, for accounting purposes, as trading derivatives.

Consolidated Financial Statements | December 31, 2023 | 20

*Values expressed in thousands, except when indicated

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative instrument provides protection against one of the three types of exposure listed below:

a. Changes in the fair value of assets and liabilities as a result of fluctuations, among others, in interest rates and/or the exchange rate to which the position or balance being hedged is subject (fair value hedge);

b. Changes in the projected cash flow stemming from financial assets and liabilities, commitments, and anticipated transactions that are highly likely (cash flow hedging);

c. Net investment in an overseas venture (hedging of a net investment in an overseas operation).

2. When it is effective in offsetting the inherent exposure associated with the item or protected position over the entire anticipated duration of the hedge, that is:

a. On the date of the agreement, the hedge is expected to be highly effective under normal circumstances (prospective effectiveness).

b. There is sufficient evidence that the hedge remained effective throughout the entire period for which the hedge or hedged item was designated (retrospective effectiveness).

3. There must be adequate documentation proving the specific designation of the financial derivative for the hedging of certain balances or transactions, and the manner in which this effective protection was expected to be achieved and measured, contingent upon its conformity with the Bank's own risk management practices.

Changes in the value of financial instruments eligible for hedge accounting are recognized as follows:

a. For fair value hedging, both gains and losses on the hedge instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income.

b. For cash flow hedging, the effective portion of the change in the value of the hedging instrument is temporarily recognized in equity under the line item "Other Comprehensive Income - Cash Flow Hedging" until the forecasted transactions occur, at which point this portion is then recorded in the consolidated income statement, unless the forecasted transactions lead to the recognition of non-financial assets or liabilities, in which case this portion will be included in the cost of the non-financial asset or liability. The ineffective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of gains and losses on hedge instruments related to cash flow hedging and hedges of a net investment in an overseas operation is recognized directly in "Gains (losses) on financial assets and liabilities (net)" in the consolidated income statement.

If a derivative designated as a hedging instrument ceases to meet the previously described requirements as a result of expiration, ineffectiveness, or for any other reason, such derivative will be reclassified as a derivative measured at fair value through profit or loss.

Upon discontinuation of fair value hedge accounting (whether due to revocation, expiration, sale, or failure to continue meeting accounting hedge criteria), the previously recognized adjustments to the hedged item are transferred to the profit and loss account, using the recalculated effective interest rate at the date of the hedge's termination. The adjustments must be fully amortized by the maturity date.

When cash flow hedging operations are discontinued, any cumulative gain or loss on the hedge instrument recognized in equity under the line item "Other Comprehensive Income" (from the time the hedge was established and deemed effective) is immediately recognized in the profit and loss account.

For the accounting and disclosure of hedge accounting structures as of December 31, 2023, the Bank employed the provision of IFRS 9 of maintaining the practices determined by IAS 39.

f) Write-off of financial assets and liabilities

Financial Asset Write-Off

The Bank writes off a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all risks and rewards associated with the financial asset's ownership are transferred, or in which the Bank neither transfers nor retains substantially all the risks and rewards of the financial asset's ownership and does not maintain control over the financial asset.

Consolidated Financial Statements | December 31, 2023 | 21

*Values expressed in thousands, except when indicated

Upon the write-down of a financial asset, the difference between the asset's carrying amount (or the carrying amount assigned to the portion of the asset written down) and the sum (i) of the consideration received (including any new asset acquired, net of any new liability undertaken) and (ii) any accumulated gains or losses recognized in "Other Comprehensive Income" is recorded in the profit and loss account.

Any gains/losses accumulated and recognized in "Other Comprehensive Income" related to equity instruments measured at fair value through Other Comprehensive Income are not recorded in the profit and loss statement upon the disposal of these securities.

The Bank engages in transactions in which it transfers assets recognized on its balance sheet, but retains all or substantially all the risks and rewards of the transferred assets or a portion thereof. In these cases, the transferred assets are not written off. Examples of such transactions include the assignment of loan portfolios with joint liability. In transactions where the Bank neither retains nor substantially transfers all the risks and rewards of ownership of a financial asset and retains control of the asset, the Bank continues to recognize the asset based on the degree of its ongoing engagement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Financial asset write-off due to credit assignment

The accounting treatment for the transfer of financial assets depends on the extent to which the risks and rewards associated with the transferred assets have been transferred to third parties:

If the Bank transfers substantially all the risks and rewards to third parties, execute an unconditional sale of financial assets, engage in the sale of financial assets under an agreement stipulating their repurchase at fair value on the repurchase date, conduct the sale of financial assets with a call option purchase or a put option sale that is significantly out of the money, or securitization of assets in which the transferor does not retain a subordinated debt or provide credit enhancement to the new holders, and other similar cases, the transferred financial asset is written off, and any rights or obligations retained or created in the transfer are recognized simultaneously.

If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, such as financial asset sales under an agreement stipulating their repurchase at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower pledges to return the same assets or similar assets, and other similar situations, the transferred financial asset is not written off and continues to be measured using the same criteria as before the transfer. However, the following items are recognized:

A corresponding financial liability, for an amount equal to the consideration received; this liability is thereafter measured at amortized cost.

The revenue from the transferred financial asset not written down and any expense incurred with the new financial liability.

If the Bank does not transfer or substantially retain all the risks and rewards associated with the transferred financial asset - such as the sale of financial assets with a purchased call option or a written put option that is not significantly out of the money, securitization of assets in which the assignor retains a subordinated debt or another type of credit enhancement related to a portion of the transferred asset, and other similar scenarios - a distinction is then drawn as follows:

If the assignor does not retain control of the transferred financial asset, the asset is written off, and any rights or obligations retained or created in the transfer are recognized.

If the assignor retains control, it continues to recognize the transferred financial asset at a value equivalent to its exposure to value fluctuations and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the corresponding liability is the amortized cost of the retained rights and obligations if the transferred asset is measured at amortized cost, or the fair value of the retained rights and obligations if the transferred asset is measured at fair value.

Financial Liabilities Write-Off

The Bank writes off a financial liability when its contractual obligations are extinguished, annulled, or reach their maturity.

g) Offsetting of assets and liabilities

Financial assets and liabilities are offset, that is, recorded in the balance sheet at their net value, only if the Bank and its subsidiaries currently have a legally enforceable right to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Offsetting and Settlement Agreements for Obligations – IFRS 07 – Derivative Instruments (Disclosure) - Banco Santander has netting and settlement agreements for obligations within the National Financial System ("SFN"), signed with both natural and legal persons, whether part of the SFN or not, resulting in increased financial settlement assurance with the parties that have such agreements. These agreements stipulate that, in the event of counterparty default, the payment obligations to Banco Santander arising from credit and derivative transactions will be offset by Banco Santander's payment obligations to the counterparty.

Consolidated Financial Statements | December 31, 2023 | 22

*Values expressed in thousands, except when indicated

The table below provides details of the financial assets and liabilities subject to offsetting as of December 31, 2023, 2022, and 2021:

In BRL thousands			2023
Assets:	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Derivatives	30,038,423	(743,702)	29,294,721

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Derivatives	25,684,130	(743,702)	24,940,428

In BRL thousands			2022
Assets:	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Derivatives	22,433,990	(458,166)	21,975,824

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Derivatives	19,157,491	(458,166)	18,699,325

In BRL thousands			2021
Assets:	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Derivatives	21,575,848	(435,925)	21,139,923

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Derivatives	25,054,906	(435,925)	24,618,981

h) Non-recoverable financial assetsrment of financial assets

i. Definition

A financial asset is deemed non-recoverable when objective evidence exists of events that:

• Generate an adverse impact on the projected future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities).

• Indicate that their book value cannot be fully recovered, in the case of equity instruments.

• Arise from the breach of loan agreement clauses or terms, and

• In the event of bankruptcy proceedings.

Consolidated Financial Statements | December 31, 2023 | 23

*Values expressed in thousands, except when indicated

As a general rule, whenever the aforementioned events are observed, the carrying amount of non-recoverable financial assets is adjusted by recording a provision for loss as a debit to the expense under "Impairment losses on financial assets (net)" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively associated with a recovery event.

ii. Debt instruments recorded at amortized cost

The value of a loss for the determination of the recoverable amount of a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its projected future cash flows (excluding future credit losses not yet incurred), discounted at the financial asset's original effective interest rate (i.e., the effective interest rate calculated at initial recognition), presented as a reduction in the asset's balance and recognized in the income statement.

When projecting future cash flows for debt instruments, the following factors are taken into consideration:

• All values expected to be obtained over the residual life of the instrument, including, where applicable, the guarantees provided. The loss due to non-recovery further considers the likelihood of collecting provisioned interest receivables;

• The types of risks to which each instrument is subject; and

• The circumstances under which collections are expected to be executed.

These cash flows are then discounted at the effective interest rate of the transaction.

Specifically regarding the adjustment in the recoverable amount resulting from the materialization of the insolvency risk of counterparties (credit risk), a debt instrument is deemed non-recoverable due to insolvency when there is evidence of a deterioration in the counterparty's payment capacity, whether due to being overdue or for other reasons that impact the settlement of the expected cash flow.

The Bank, through its risk management division, implements policies, methods, and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.

These policies, methods, and procedures are applied in the issuance, examination, and documentation of debt instruments, contingent liabilities, and other commitments, in the identification of recoverable value, and in the calculation of the amounts needed to cover the respective credit risk.

The procedures applied in the identification, measurement, control, and mitigation of credit risk exposure are based on an individual level or grouped by similarity.

• Customers under individualized management: Wholesale clients, financial institutions, and certain companies. Risk management is performed through an analysis enhanced by decision-support tools that rely on internal risk assessment models.

• Customers under standardized management: this category includes individuals and entities not classified as individualized customers. The approach to risk management employs automated models for decision-making and assessing internal risk. These models are supplemented by specialized analyst teams in instances where the model's comprehensiveness or accuracy falls short. Loans associated with standardized customers are generally classified as non-recoverable when there is a historical record of losses and are overdue by more than 90 days.

Regarding the provision for impairment losses on credit risk, the Bank assesses all loan operations. Loans are evaluated both on an individual basis for impairment and on a collective basis for impairment. Loans recognized at amortized cost, which are not individually evaluated for impairment, are collectively assessed for impairment, being grouped according to their similarity in risk characteristics. Loans that are individually evaluated for impairment are not included in the balances assessed on a collective basis for impairment.

In assessing impairment losses on loans on an individual basis, the Bank takes into account the borrower's conditions, including their economic and financial status, level of indebtedness, capacity for income generation, cash flow, management, corporate governance, and the quality of internal controls, payment history, industry experience, contingencies, and credit limits, as well as other relevant characteristics pertaining to assets, including their nature and purpose, type, adequacy, and liquidity level guarantees, as well as the total credit value, and also based on historical experiences of impairment losses and other known circumstances at the time of assessment.

Consolidated Financial Statements | December 31, 2023 | 24

*Values expressed in thousands, except when indicated

To calculate the impairment loss on loans collectively assessed for impairment, the Bank categorizes financial assets into groups based on their credit risk characteristics and similarities. This classification considers various factors, including the segment, type of assets, collateral, and other elements associated with the historical experience of impairment losses and other known circumstances at the time of assessment.

In certain instances, the observable data required to estimate the loss amount due to an impairment of a financial asset may be limited or may no longer be entirely relevant to the current circumstances.

In these instances, the entity employs its judgment-based experience to estimate the value of any impairment losses. Similarly, the entity utilizes its judgment-based experience to adjust the observable data for a group of financial assets to accurately reflect the current circumstances.

The impairment loss is calculated using statistical models that consider the following factors:

• Exposure at Default (EAD) - this is the amount of risk exposure on the date the borrower defaults. The duration of the default is incorporated into the calculation of the "Probability of Default" (PD).

• In accordance with IFRS, the exposure level used for this calculation is the actual exposure as disclosed in the balance sheet.

• Probability of Default (PD) - this is the likelihood that the borrower will not meet their obligations for principal and/or interest payments.

The PD is determined using a one-year time horizon for transactions classified under stage 1, as well as over the lifetime of the asset (stages 2 and 3); that is, it quantifies the probability of the borrower defaulting. A loan is considered to be in default if either the principal or interest is overdue by ninety days or more, or if the loan is outstanding and there are significant doubts regarding the counterparty's solvency (subjective doubtful assets).

• Loss Given Default (LGD) - this refers to the loss incurred upon default.

The LGD calculation is based on the net write-offs of non-performing loans, factoring in the collateral associated with the loans, the income and expenses related to the recovery process, and the point in time when the default occurs.

• Loss Identification Period (LIP) - this refers to the interval between the occurrence of a loss event and the identification of evidence substantiating that loss. In other words, it delineates the time span from when a credit loss event occurs to when such loss is conclusively confirmed.

• Furthermore, before the write-off of overdue loans (an action undertaken only after the Bank has exhausted all efforts to recover the debt), a full provision is made for the remaining balance of the loan, so that the provision for loan losses fully covers the losses incurred. Accordingly, the Bank believes that its loan loss provisioning methodology has been developed to identify loans that could potentially be subject to impairment.

iii. Debt instruments or equity instruments classified as financial assets measured at fair value through Other Comprehensive Income

The difference between the amortized cost and the fair value of debt instruments or equity instruments classified as financial assets measured at fair value through Other Comprehensive Income is recognized in equity, under the identically titled line item.

When there is objective evidence indicating that the previously mentioned differences are attributable to an impairment loss recognized due to a decline in fair value from non-recovery, these are no longer recognized in equity and are reclassified to the consolidated statement of profit or loss at the cumulative amount as of that date. Losses deemed permanent on an investment in equity instruments are not reversed in subsequent periods.

i) Repurchase agreements

Purchases and sales of financial assets under a non-optional repurchase (repo) agreement at a fixed price are recognized in the consolidated balance sheet as investments (funding) in repurchase agreements, depending on the nature of the debtor (creditor), classified under the line items "Cash and Cash Equivalents and compulsory deposits with the Brazilian Central Bank," "Loans and other receivables from credit institutions," or "Loans and advances to customers."

Consolidated Financial Statements | December 31, 2023 | 25

*Values expressed in thousands, except when indicated

Differences between purchase and sale prices are recognized as interest income over the contract period.

j) Lease Accounting – IFRS 16

I. Lease Identification

Upon adopting IFRS 16, the Bank recognizes lease liabilities in accordance with the principles of IFRS 16 - Leases.

The following exemptions from recognition are also being applied:

• Accounting for leases with a remaining lease term of less than 12 months as short-term leases;

• The accounting for leases of low-value underlying assets.

The Bank enters into leases for properties and equipment. Predominantly, the assets covered by these lease agreements are real estate properties associated with the branches.

Banco Santander does not hold any right-of-use assets that fall under the definition of investment properties.

II. Lease term

Lease agreements are formalized, analyzed, and renegotiated on an individual basis, encompassing a broad range of distinct terms and conditions. The Bank assesses the lease term, as well as its intention to continue occupying the properties. Consequently, lease term estimates may vary in accordance with contractual conditions, considering extension options and legal provisions.

The Bank considers that penalties for early termination of contracts charged before the maturity date do not represent a significant component.

III. Initial Measurement

Upon initial recording, leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right-of-use asset to be recognized is measured at its cost, counterbalanced by the lease liability, which represents the present value of the lease payments not yet made as of the date. Lease payments are discounted using the lessee's incremental borrowing rate. There are no onerous contracts that required an adjustment to the right-of-use assets to be recognized at the date of initial adoption.

The right-of-use assets are measured at amortized cost as per the following:

• The initial measurement value of the lease liability;

• Any lease payment made on or before the start date, net of any incentives received;

• Any initial costs directly attributable; and

• Restoration costs, if the criteria of IAS 37 are fulfilled for the recognition of Provisions, Contingent Liabilities, and Contingent Assets.

Consolidated Financial Statements | December 31, 2023 | 26

*Values expressed in thousands, except when indicated

The Santander Group adopts as the incremental borrowing rate the interest rate it would incur to borrow the necessary funds to obtain an asset of similar value to the leased asset, under equivalent terms, collateral, and economic conditions. This rate is represented within Santander Brasil by the funding cost curve of a free asset, applied on an individual basis to each lease agreement in accordance with the projected lease term estimates.

Lease liabilities include the net present value of the following lease payments:

• Fixed payments net of any incentive;

• Variable payments based on a rate or index;

• Payments expected to be made by the lessee, based on the residual value of guarantees;

• The exercise price of a call option, if the lessee has reasonable assurance about the option's exercise; and

• Penalty payments for lease termination if the lease term reflects the exercise of the option by the lessee.

Lease liabilities are primarily adjusted for inflation (IGP-M), with the estimated projections as of the base date of December 31, 2023 detailed below

IGP-M forecast
Up to 3 months	0.9%
From 3 to 12 months	3.0%
From 1 year to 3 years	3.0%
From 3 years to 5 years	4.0%
Over 5 years	4.0%

IV. Subsequent Measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, thus any accumulated depreciation is deducted monthly, in accordance with the criteria of IAS 16 - Fixed Assets on asset depreciation right of use and corrected any remeasurement of the lease liability, where applicable.

The lease liability initially recorded is updated monthly by increasing the amount of the liability for the interest portion of each lease agreement and reducing the amount of monthly lease payments and corrected for any lease remeasurement, when applicable.

The lease liability is remeasured, in the event of changes in the lease term or contract value, the amount resulting from the new determination of the lease liability is recorded as a contra entry to the corresponding right-of-use asset.

Use rights are subject to an impairment test.

k) Non-current assets held for sale

Non-current assets held for sale comprise the carrying amount of individual items, or groups of assets designated for disposal, or items that are part of a business unit targeted for disposal ("Discontinued operations"), where the sale in their current condition is highly probable and expected to take place within one year. Real estate or other non-current assets acquired by the consolidated entities in full or partial settlement of their debtors' payment obligations are classified as non-current assets held for sale through auctions, which typically take place within one year.

Non-current assets held for sale are measured at whichever is lower between the fair value minus selling costs and the carrying amount at the date they are classified in this category. These assets are not subject to depreciation.

Impairment losses of an asset or disposal group due to a reduction in their carrying amount to fair value (minus selling costs) are recognized in "Gain/(Loss) on Disposal and Expenses for Non-Current Assets Held for Sale Not Classified as Discontinued Operations" in the consolidated statement of profit or loss. Gains from a non-current asset held for sale, arising from subsequent increases in fair value (minus selling costs), increase its carrying amount and are recognized in the consolidated statement of profit or loss up to the amount equivalent to the previously recognized impairment losses.

Consolidated Financial Statements | December 31, 2023 | 27

*Values expressed in thousands, except when indicated

I) Residual maturity periods and average interest rates

The analysis of the maturity dates of the balances of certain items in the consolidated balance sheets at the end of the 2023, 2022 and 2021 fiscal years is disclosed in note 43-d.

m) Permanent assets

Permanent assets comprise the value of buildings, land, furniture, vehicles, computer hardware, and other equipment owned by the Bank. This category also includes tangible assets received by the Bank in full or partial settlement of financial assets representing receivables from third parties, which are intended for sustained use, as well as tangible assets acquired under finance leases, which are presented at their acquisition cost, minus their respective accumulated depreciation and any impairment losses (net book value exceeding the recoverable amount).

Depreciation is calculated using the straight-line method, based on the acquisition cost of the assets minus their residual value. Land on which buildings and other structures are situated has an indefinite useful life and, therefore, is not subject to depreciation.

The depreciation expense for tangible assets is recognized in the consolidated statement of income and is calculated primarily by applying the following depreciation rates (based on the average estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Improvements on third-party properties	4% or until the contract’s expiration date

At the end of each reporting period, the Bank assesses whether there are any indications that its tangible assets may be subject to impairment, that is, when an asset's carrying amount exceeds its recoverable amount, whether through use or sale.

Once a reduction in the recoverable amount of the tangible asset is identified, it is adjusted to its recoverable amount by recognizing an accounting loss for the reduction in its recoverable amount, recorded under 'Impairment losses on other assets (net).' Furthermore, the depreciation value of said asset is recalculated to adjust the value of the asset's useful life.

In cases where there is evidence or indication of a recovery in the value of a tangible asset, the Bank recognizes the reversal of the impairment loss previously recorded and must adjust future depreciation expenses in line with the asset's remaining useful life. Under no circumstances may the reversal of an impairment loss on an asset increase its carrying amount beyond what it would have been had no impairment loss been recognized in prior periods.

Maintenance and preservation expenses for self-used fixed assets are recognized as expenses in the period in which they are incurred.

n) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance, arising from business combinations or internally developed software, with either a finite or indefinite useful life. Recognition is limited to those assets whose acquisition cost can be reliably measured and for which the consolidated entities deem it probable that future economic benefits will be generated.

Intangible assets are initially recognized at their acquisition or production cost and are subsequently measured net of any accumulated amortization and any impairment losses.

Consolidated Financial Statements | December 31, 2023 | 28

*Values expressed in thousands, except when indicated

I. Goodwill

In the acquisition of an investment in a subsidiary, any difference between the investment cost and the investor's share in the net fair value of the identifiable assets, liabilities, and contingent liabilities of the invested entity (whether a subsidiary or an associate) is recognized in accordance with IFRS 3, 'Business Combinations'.

Goodwill represents a payment made by the acquirer in anticipation of future economic benefits from the assets of the acquired entity that cannot be individually identified and recognized separately.

Adjustments to the net fair value of identifiable assets, liabilities, and contingent liabilities of the invested entity in comparison to their carrying amount are individually allocated to the acquired identifiable assets and the assumed liabilities based on their respective fair values at the acquisition date.

In instances of business combinations executed in stages, the previously held equity interest in the acquired entity is remeasured at its fair value on the acquisition date at which control of said acquired entity is secured.

II. Other intangible assets

This represents an identifiable, non-monetary asset that lacks physical substance. It primarily originates from software development and the acquisition of rights capable of generating economic benefits for the Bank. These assets may possess either a finite or indefinite useful life.

Other intangible assets are classified as having an indefinite useful life when, following a comprehensive analysis of all relevant factors, it is determined that there is no foreseeable limit to the period during which the asset is expected to generate cash inflows for the Bank. In all other instances, these assets are considered to have a finite useful life.

Intangible assets with an indefinite useful life are not amortized: at the end of each reporting period, the entity reviews the classification as having an indefinite useful life. If this classification is maintained, these assets are subject to annual impairment tests to determine their recoverable amount (IAS36).

Intangible assets with a defined useful life are amortized over their useful life using methods similar to those applied for depreciating tangible assets. The amortization expense is recognized under the line item "Depreciation and Amortization" in the consolidated statement of income.

At the end of each reporting period, the Bank assesses whether there are any indications that intangible asset items may have suffered an impairment, that is, an asset whose carrying amount exceeds its recoverable amount. Should any impairment be identified, the asset is adjusted to its recoverable amount.

The measurement of the recoverable amount of other intangible assets - such as software - is conducted based on their value in use, as well as an analysis of the asset's discontinuation in relation to the Bank's operations.

Software acquisition and development costs are amortized over a maximum period of 5 years.

o) Other assets

This includes the balance of all advances and provisioned income (excluding provisioned interest), relationships with acquired customers, the net value of the difference between pension plan obligations and the plan assets' value when this balance is in favor of the entity, provided that the net value is to be disclosed on the consolidated balance sheet, and the value of any other amounts and assets not categorized under other items.

The Bank employs the value in use of customer relationships as the basis for measuring the recoverable amount, as it is not reasonably possible to determine the net sales value, given the absence of a reliable basis for estimating the value to be realized from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. The value in use of customer relationships acquired through the purchase of "payrolls" is determined on an individual basis. An analysis is conducted by the business areas with the aim of demonstrating the expected generation of future economic benefits and the present value of the expected cash flows. These analyses are reviewed quarterly, based on the actual cash flows of each business (value in use), which are then compared with the carrying amount to assess whether an impairment loss needs to be recognized.

Consolidated Financial Statements | December 31, 2023 | 29

*Values expressed in thousands, except when indicated

p) Insurance contracts

Insurance contracts recognized by the Bank are considered onerous. An insurance contract is deemed onerous at the date of initial recognition if the cash flows allocated for fulfillment, any previously recognized acquisition cash flows, and any cash flows arising from the contract at the date of initial recognition collectively result in a net outflow. A loss is recognized in profit or loss for the net outflow associated with the group of onerous contracts, which leads to the carrying amount of the liability for the group being equal to the fulfillment cash flows, and the contractual service margin of the group being zero.

The insurance contracts recognized on the Bank's balance sheet are onerous, as the cash flows allocated for contract fulfillment represent a net outflow. The Bank recognizes a loss in profit or loss for the net outflow associated with these onerous contracts, resulting in the carrying amount of the liability being equal to the fulfillment cash flows and the contractual service margin of the group being zero.

q) Provisions for judicial and administrative proceedings, commitments, and other provisions

Banco Santander and its subsidiaries are engaged in judicial and administrative proceedings related to tax, labor, and civil matters, stemming from the ordinary course of their operations.

Provisions are reassessed at each balance sheet date to reflect the most accurate current estimate and may be fully or partially reversed or reduced when it becomes improbable that resource outflows and related obligations will occur. This includes situations such as the expiration of legal deadlines, the issuance of final judgments in legal proceedings, among others.

Judicial and administrative provisions are recognized when the risk of loss from judicial or administrative proceedings is assessed as probable, and the amounts involved can be estimated with sufficient certainty based on the nature, complexity, and historical outcomes of the proceedings, as well as the opinions of both internal and external legal advisors and the best available information. For cases where the risk of loss is considered possible, provisions are not recognized, but the relevant information is disclosed in the notes to the financial statements. For cases where the risk of loss is deemed remote, disclosure is not required.

Contingent assets are not recognized in the accounting records, except in instances where there are tangible guarantees or favorable judicial rulings, with no possibility for further appeals, thereby rendering the gain as virtually certain. Contingent assets that have a probable likelihood of success, if any, are solely disclosed in the financial statements.

In cases of final judgments rendered in favor of Santander, the counterparty is entitled, upon fulfilling specific legal criteria, to initiate a rescission action within a timeframe prescribed by the legislation in effect. Rescission actions are treated as new legal proceedings and will be assessed for contingent liabilities if, and when, they are filed.

r) Other liabilities

Other liabilities include the balance of all accrued expenses and deferred income, excluding accrued interest, and the value of any other liabilities not classified under other categories.

s) Share-based compensation

The Bank has established long-term compensation plans with specific vesting conditions. These vesting conditions include: (i) service conditions, requiring that the participant remains employed throughout the vesting period; (ii) performance conditions, where the number of shares to be allocated to each participant is determined based on the evaluation of a performance metric of the Bank: the comparison of the Total Shareholder Return (TSR) of the Santander Conglomerate with the TSR of the Bank's main global competitors; and (iii) market conditions, as certain parameters are linked to the fair value of the Bank's shares. The Bank determines the fair value of the services provided by referencing the fair value of the equity instruments granted on the date of grant, taking into account the market conditions for each plan when estimating fair value.

Stock Settlement

The Bank measures the fair value of the services provided by referencing the fair value of the equity instruments granted on the grant date, factoring in market conditions for each plan when estimating fair value. To recognize personnel expenses against capital reserves over the vesting period, as services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the vesting period, based on the most accurate estimate of the number of equity instruments expected to be granted.

Consolidated Financial Statements | December 31, 2023 | 30

*Values expressed in thousands, except when indicated

Cash Settlement

For cash-settled share-based payments (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This process captures the share appreciation from the grant date to the settlement date. The Bank reassesses the fair value of the liability at the end of each reporting period, and any changes in this amount are recognized in the period's results. To recognize personnel expenses against provisions for "salaries payable" throughout the vesting period, reflecting the receipt of services, the Bank records the total liability representing the best estimate of the number of share appreciation rights expected to be granted at the end of the vesting period and recognizes the value of services received during the vesting period, based on the best available estimate. The Bank periodically reviews its estimate of the number of share appreciation rights that will be granted at the end of the vesting period.

t) Recognition of income and expenses

The key criteria employed by the Bank for the recognition of its income and expenses are summarized below:

i. Interest and similar income and expenses

Income and expenses related to interest and similar items are typically recognized on an accrual basis, using the effective interest rate method.

ii. Commissions, fees, and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 34). The key criteria are as follows:

• Fee and commission income and expenses, associated with financial assets and financial liabilities measured at fair value through profit or loss, are recognized upon payment;

• Those arising from transactions or services provided over a period of time are recognized over the duration of these transactions or services; and

• Those related to services provided in a single transaction are recognized at the time the transaction is executed.

iii. Non-financial income and expenses

For accounting purposes, they are recognized on an accrual basis.

iv. Deferred collections and payments

Recognized for accounting purposes at the carrying amount derived from discounting expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, including application and origination fees, are accrued and recognized in the income statement over the term of the loan. Specifically, for origination fees, the portion attributable to direct costs incurred in the loan contract is immediately recognized in the consolidated income statement.

Consolidated Financial Statements | December 31, 2023 | 31

*Values expressed in thousands, except when indicated

u) Guarantees

u.1) Financial Guarantees

Financial guarantees are defined as contracts whereby an entity commits to making specific payments on behalf of a third party should that party fail to do so, irrespective of the various legal forms they may assume, including but not limited to guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the fees associated with financial guarantees as liabilities on the consolidated balance sheet at fair value. This fair value is typically the present value of the fees, commissions, or interest expected to be received from these contracts over their term.

Financial guarantees, irrespective of the guarantor, the instrument, or any other circumstances, are subject to periodic reviews to assess the credit risk exposure and, where necessary, to determine the need for a provision. Credit risk is evaluated by employing criteria similar to those used for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions established for these transactions are recognized under the line item "Provisions for Judicial and Administrative Proceedings, Commitments, and Other Provisions" in the consolidated balance sheet (note 22).

If a specific provision is required for financial guarantees, the corresponding commissions to be allocated are recognized under the line item "Financial liabilities at amortized cost - Other financial liabilities" in the consolidated balance sheet and are reclassified to the appropriate provision.

u.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander performs credit risk management by utilizing guarantees in its operations.

Banco Santander employs guarantees to enhance its recovery capabilities in operations exposed to credit risk. The types of guarantees utilized include surety, property, legal structures with mitigation power, and offsetting agreements. Each year, the Bank conducts a review of its guarantee policies to reflect changes in the market, the characteristics of the assets pledged as collateral, and the conditions of these assets. These are examples of the technical parameters subject to review.

Credit limits are continuously monitored and adjusted in response to customer behavior. Consequently, potential loss amounts constitute a fraction of total available funds.

v) Assets under management, including investment and pension funds, managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 43-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated financial statements since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized in the heading “Fee and commission income” in the consolidated income statement.

w) Post-employment benefits

The post-employment benefit plans include the commitments made by the Bank to: (i) supplement the benefits of the public pension system; and (ii) provide medical assistance in the event of retirement, permanent disability, or death to eligible employees and their direct beneficiaries.

Defined contribution plans

The defined contribution plan is a post-employment benefit plan under which the Bank and its subsidiaries, as the sponsoring entities, contribute fixed amounts to a pension fund. There is no legal or constructive obligation for the sponsoring entities to make additional contributions if the fund lacks sufficient assets to fulfill all benefits associated with services rendered in the current and prior periods.

Consolidated Financial Statements | December 31, 2023 | 32

*Values expressed in thousands, except when indicated

The contributions made in this regard are recognized as "Interest and Similar Expenses" in the income statement.

Defined benefit plans

The defined benefit plan is a post-employment benefit plan that is not a Defined Contribution Plan, as detailed in note 21. Under this plan, the sponsoring entity has the obligation to deliver the agreed-upon benefits to employees, bearing the potential actuarial risk that the benefits may cost more than anticipated.

For defined benefit plans, the most recent update to IAS 19 - Employee Benefits has introduced significant changes in the accounting and disclosure of post-employment benefits, including the elimination of the corridor mechanism in the recognition of plan obligations, as well as modifications in the criteria for recognizing interest income on plan assets (valuation based on the actuarial obligation discount rate).

Additionally, full recognition is made in the liability account for actuarial losses (actuarial deficit) that have not been previously recognized, with a corresponding entry in the equity account under "Other Comprehensive Income".

Main Definitions

-  The present value of a defined benefit obligation represents the present value, excluding any deduction of plan assets, of the expected future payments required to settle the obligation arising from the employee's service in both the current and prior periods.

-  Deficit or surplus represents: (a) the present value of the defined benefit obligation; minus (b) the fair value of the plan's assets.

-  The sponsoring entity may recognize the plan's assets on the balance sheet when they exhibit the following characteristics: (i) the fund's assets are sufficient to cover all obligations related to employee benefits of the plan or the sponsoring entity; or (ii) the assets are returned to the sponsoring entity with the objective of reimbursing it for benefits already disbursed to employees.

-  Actuarial gains and losses are changes in the present value of the defined benefit obligation stemming from: (a) experience adjustments (impacts of differences between the actuarial assumptions adopted and the actual outcomes); and (b) the effects of changes in actuarial assumptions.

-  The current service cost refers to the increase in the present value of the defined benefit obligation attributable to the employee's service during the current period.

-  The past service cost corresponds to the change in the present value of the defined benefit obligation for services provided by employees in prior periods, resulting from amendments to the plan or a reduction in the number of employees covered.

Post-employment benefits are recognized in the income statement under Interest Expenses and Similar Expenses and Provisions (Net).

Defined benefit plans are recognized based on an actuarial study, conducted annually by an external consulting firm at the end of each financial year, and are effective for the subsequent period.

x) Other long-term employee benefits

Other long-term employee benefits, defined as obligations to early retirement beneficiaries - those who have ceased to render services to an entity but, without being legally retired, continue to hold economic rights with respect to the entity until they achieve legal retirement status - time-based bonuses for accounting purposes, as applicable, in accordance with the approach previously established for defined benefit post-employment plans, with the exception that all past service costs and actuarial gains and losses are recognized immediately (note 21).

y) Termination benefits

Termination benefits are recognized when a detailed formal plan, identifying the fundamental changes to be implemented, is in place. Recognition occurs provided that the implementation of the plan has commenced, its key features have been publicly announced, or objective facts concerning its implementation have been disclosed.

Consolidated Financial Statements | December 31, 2023 | 33

*Values expressed in thousands, except when indicated

z) Corporate Income Tax (IRPJ), Social Contribution on Net Profit (CSLL), Social Integration Program (PIS), and Contribution for the Financing of Social Security (COFINS)

The income tax expense is derived from the sum of Income Tax, Social Contribution, PIS, and COFINS. The current Income Tax and Social Contribution are determined by applying their respective rates to taxable income, while the rates for PIS and COFINS are applied to their specific calculation bases as defined in the relevant legislation. This calculation also includes adjustments for changes in deferred tax assets and liabilities as recognized in the consolidated income statement. For income tax expenses resulting from transactions directly recognized in equity, the corresponding tax effect is likewise recognized in equity.

The Corporate Income Tax (IRPJ) liability is calculated at a rate of 15%, plus an additional 10%, applied to the profit after making the adjustments required by tax legislation. The Social Contribution on Net Profit (CSLL) is calculated at a rate of 15% for financial institutions, private insurance companies, and capitalization entities, and 9% for other businesses, levied on the profit after the adjustments required by tax legislation have been considered. The CSLL rate for all types of banks was raised from 15% to 20%, effective from March 1, 2020, in line with Article 32 of Constitutional Amendment No. 103/2019.

The Social Contribution on Net Income (CSLL) rate for all banks, financial institutions, private insurance companies, and capitalization entities (businesses operating within the financial sector) was increased by 1% for the base period from August 1, 2022 to December 1, 2022, as stipulated by Provisional Measure No. 1.115/2022.

The Social Integration Program (PIS) and the Contribution for the Financing of Social Security (COFINS) are calculated at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions are allowed to deduct specific financial expenses when calculating the tax base for PIS and COFINS. PIS and COFINS are recognized as components of profit (net of certain income and expenses); thus, in accordance with IAS 12, they are accounted for as income tax.

Tax Assets and Liabilities (excluding provisions for taxes) classified as "Current" are tax amounts to be recovered and tax amounts payable over the coming 12 months.

Deferred tax assets and liabilities of IR and CS comprise temporary differences, identified as the amounts expected to be paid or recovered arising from differences between the carrying amounts of assets and liabilities and their respective tax bases, as well as accumulated tax credits and losses. These amounts are measured at the tax rates expected to be applied in the period when the asset is realized or the liability is settled, and are reassessed at each balance sheet date.

Deferred tax assets are recognized only to the extent that it is probable that the consolidated entities will generate sufficient future taxable profits against which these deferred tax assets can be utilized. Furthermore, deferred tax assets must not arise from the initial recognition (except in the context of a business combination) of other assets and liabilities in transactions that do not impact either the actual profit or the accounting profit. Other deferred tax assets, such as tax credits and accumulated tax losses, are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses directly recognized in equity are accounted for as temporary differences.

The Bank's expectation for the realization of deferred tax assets is based on future results projections and underpinned by a technical study, as detailed in note 23.

aa) Consolidated statement of cash flows

The terms outlined below are employed in the Consolidated Statement of Cash Flows with the respective meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are highly liquid financial investments subject to an insignificant risk of value changes and typically have a maturity of approximately three months or less from the original acquisition date.

• Operating activities: the principal activities that generate revenue for financial institutions and other activities that are not related to financing or investment activities.

• Investing activities: the acquisition and sale of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the amount and composition of equity and liabilities that are not operating activities.

When preparing the consolidated statement of cash flows, highly liquid financial investments with insignificant risk of changes in their values were classified as “Cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded in the items "Cash and reserves at the Central Bank of Brazil" and "Loans and other amounts with credit institutions" in the consolidated balance sheet, except for resources for restricted use and long-term operations term.

Interest paid and received corresponds to Banco Santander's operating activities.

Consolidated Financial Statements | December 31, 2023 | 34

*Values expressed in thousands, except when indicated

3.	Basis for consolidation

Highlighted below are both the direct and indirect subsidiaries, as well as investment funds included in the Consolidated Financial Statements of Banco Santander. Similar information regarding entities accounted for using the equity method by the Bank is provided in note 11.

		Number of Shares or Units Held (in Thousands)			12/31/2023
Investments	Business Segment	Ordinary Shares and Quotas	Preferred Shares	Equity interest of Banco Santander	Ownership Interest
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	50,159	-	100.00%	100.00%
Ben Benefícios e Serviços Instituição de Pagamentos S.A. (BEN Benefícios)	Payment Solution	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services Provision	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A. (GIRA)	Technology	381	-	80.00%	80.00%
EmDia Serviços Especializados em Cobrança Ltda	Debt Collection and Credit Recovery Management	257,306	-	100.00%	100.00%
Return Capital Serviços de Recuperação de Créditos S.A.	Debt Collection and Credit Recovery Management	33,693	-	100.00%	100.00%
Rojo Entretenimento S.A.	Service Provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consortium	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Brokerage	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Brokerage	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Provision of Call Center Services	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados LTDA	Service Provision	192,000	-	100.00%	100.00%
Aymoré CFI Subsidiaries
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A. (Solution 4Fleet)	Tecnology	328	-	0.00%	80.00%
Subsidiary of Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Securities Dealer	461	-	0.00%	100.00%
Subsidiaries of Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Pension	42,819,564	-	0.00%	100.00%
Subsidiary of Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	Technology	4,231	-	0.00%	100.00%
Subsidiary of Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda. (Toro CTVM)	Brokerage	21,559	-	0.00%	62.51%
Toro Investimentos S.A.	Investments	44,101	-	0.00%	2.06%
Subsidiary of Toro Corretora de Títulos e de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	228,461	-	0.00%	96.57%
Jointly Controlled by Sancap
Santander Auto S.A.	Technology	22,452	-	0.00%	50.00%
Subsidiary of Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia Ltda.	Technology	1,122,000	-	0.00%	100.00%
Subsidiary of Toro Asset Management S.A.
Mobills Corretora De Seguros Ltda.	Brokerage	3,010	-	0.00%	100.00%

Consolidated Financial Statements | December 31, 2023 | 35

*Values expressed in thousands, except when indicated

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•	Santander Paraty QIF PLC (Santander Paraty) (3);
•	Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);
•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);
•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);
•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (4);
•	Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•	Fundo de Investimentos em Direitos Creditórios – Getnet (3);
•	Santander Flex Fundo de Investimento Direitos Creditórios (4);
•	San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (4);
•	D365 – Fundo De Investimento em Direitos Creditórios (4);
•	Fundo de Investimento em Direitos Creditórios Tellus (4); e
•	Fundo de Investimento em Direitos Creditórios Precato IV (4).

(1)	Banco Santander was identified as the creditor for certain overdue credit operations, secured by real estate assets. The operation for recovering these credits involves contributing the real estate collateral to the equity of the Real Estate Investment Fund, followed by the subsequent transfer of the Fund's quotas to Banco Santander, in settlement of the aforementioned credit operations.
(2)	Banco Santander, through its subsidiaries, holds the risks and rewards associated with Santander Paraty and the Santander FI Hedge Strategies Subfund, domiciled in Ireland, and fully consolidates both of them within its Consolidated Financial Statements. Santander Paraty lacks an independent equity position, as all accounting entries are derived from the financial position of the Santander FI Hedge Strategies Subfund.
(3)	This fund was consolidated starting in June 2022 and is controlled by Aymoré CFI, which holds 100% of the fund's units.
(4)	Fund controlled by Return Capital Serviços de Recuperação de Crédito S.A.

Corporate actions have been undertaken to reorganize the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a) Acquisition of the remaining ownership interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On December 22, 2023, Santander Holding Imobiliária S.A. ("SHI") – a wholly-owned subsidiary of the Company – executed a Share Purchase Agreement with the shareholders of Apê11 Tecnologia e Negócios Imobiliários Ltda. ("Apê11") to acquire the remaining 10% of Apê11´s share capital held by minority shareholders ("Operation"). Following the Operation, SHI now holds 100% of the share capital of Apê11.

Consolidated Financial Statements | December 31, 2023 | 36

*Values expressed in thousands, except when indicated

b) Full merger of Mob Soluções em Tecnologia Ltda. by Return Capital S.A. into Mobills Labs Soluções em Tecnologia Ltda.

On October 31, 2023, Mob Soluções em Tecnologia Ltda. ("Mob") was fully merged, with its assets being absorbed by its direct parent company, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills”), in accordance with the terms outlined in the Protocol and Justification of the operation. The implementation of the full merger of Mob did not result in an increase in Mobills' share capital, as all issued shares of Mob were held by Mobills and, therefore, were already accounted for in the investment account by the equity method.

c) Sale of the entire ownership interest held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. ("Aymoré") and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) completed the sale of equity interests held (a) by Aymoré, constituting 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A. ("Banco PSA"), to Stellantis Financial Service, S.A., and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of Stellantis Corretora de Seguros e Serviços Ltda. (“Stellantis Corretora”), to Stellantis Services Ltd. ("Operation").

Upon the completion of the Operation, Aymoré no longer holds any equity interest in Banco PSA, and Santander Corretora de Seguros no longer holds any equity interest in Stellantis Corretora.

d) Acquisition of stake and investment in Fit Economia de Energia S.A.

On August 1, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. entered into an agreement with HB Fit Participações Ltda. for the acquisition and investment in Fit Economia de Energia S.A. ("Company"). Upon the successful completion of this operation, Santander will hold a 65% ownership stake in the share capital of the Company ("Operation").

The completion of the Operation is contingent upon the satisfaction of certain customary conditions precedent in similar transactions, which includes obtaining the applicable regulatory approvals.

e) Joint venture between Banco Santander (Brasil) S.A. and Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda.

On June 24, 2023, Banco Santander entered into a joint venture agreement with Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda establishing that, upon completion of the operation, Banco Santander will hold an 20% equity interest in the share capital of Sodexo Pass do Brasil Serviços e Comércio S.A. ("Operation").

The completion of the Operation is contingent upon the satisfaction of certain customary conditions precedent in similar transactions, which includes obtaining the applicable regulatory approvals.

f) Acquisition of the entire ownership interest in Toro Participações S.A.

On June 7, 2023, Banco Santander (Brasil) S.A. entered into a share purchase and sale agreement to acquire a shareholding equivalent to 100% of the total and voting share capital of Toro Participações S.A.

The operation is an opportunity for Santander to act in a more active and diversified way in the securities brokerage market and in the development of the investment platform, expanding the offer of products and services in shares, fixed income, public securities, bank securities , private credit, FIIs (real estate investment funds), ETFs, BDRs (Brazilian Depositary Receipts), as well as operations in the financial education and investment analysis segments.

The acquisition premium is justified by the values of the assets acquired and the expected future profitability due to the synergy generated with the activity of Toro Participações S.A.

The acquisition occurred through the acquisition, by Santander, of 14,717,658 common, registered shares with no par value issued by the Company with payment under the following conditions:

A. on the Closing date, in the amount of R$ 291,529

B. R$ 140,210 to be paid by 01/31/2026, updated by CDI and after confirming the achievement of certain performance indicators stipulated in the Purchase and Sale Agreement, which will be measured on 12/31/2025.

For Toro's economic-financial assessment, the discounted cash flow criterion was used.

The net consideration for the 100% acquisition was R$ 384,065. The identifiable net asset acquired at fair value on the acquisition date was R$ 72,538, which generated goodwill, preliminarily measured, in the amount of R$ 184,470, as shown in the table below:

Consolidated Financial Statements | December 31, 2023 | 37

*Values expressed in thousands, except when indicated

Transaction date: 01/03/2024
Allocated price	384,065
Shareholders’ Equity (a)	127,057
Surplus - Intangible assets (fair value) (b)	72,538
Brand (c)	37,700
Software (d)	19,057
Customer portfolio (e)	12,044
Non-competition (f)	3,737
Identified assets	199,595
Goodwill	184,470

Total equity acquired	127,057
Added value of assets	72,538
Goodwill generated in the transaction	184,470
Total net consideration	384,065

(a) Amount consisting of R$134,249 of intangibles, R$8,960 of other assets, R$16,152 of miscellaneous obligations.

(b) The Company identified the allocation of tangible and intangible assets in the acquisition (business combination) measured at fair value according to the preparation of a report issued by an independent company.

(c) Toro's brand is relevant in the market and recognized by Customers and, therefore, was identified as an intangible asset. For its evaluation, the profitability approach (“Income approach”) was used using the avoided royalties method (“Relief from royalties”).

(d) Toro has a relevant technological platform within its operational context. From the Management perspective, there is a relevant value of this intangible. To evaluate the software, the Income approach was used, more specifically the excess profitability method in multiple periods.

(e) Toro has a client portfolio built since its founding in 2010, which involves a variety of investment-related products. Therefore, customer relationships generate an economic benefit, and thus, it was identified as an intangible asset. For its evaluation, the profitability approach (“Income approach”) was used, more specifically the excess profitability method in multiple periods

(f) The signatories to the Toro Shareholders Agreement have signed a Non-Competition Agreement within the SPA. Therefore, it is understood that the Non-Competition Agreement still has value for any market participants in the Company's segment. The agreement has a stipulated term of 5 years, after the closing date. For its evaluation, the Income approach was used using the Incremental Cash Flow method.

Additional information about the amounts acquired and consideration assumed is under evaluation and will be disclosed as applicable in future disclosures, according to the completion of the accounting of the acquisition method which must occur within 1 year of the date of acquisition.

g) Sale of part of Santander Corretora's shareholding in Webmotors S.A. to Carsales.com Investments PTY LTD

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora") successfully completed the sale of shares representing 40% of the share capital of Webmotors S.A. ("Webmotors") to Carsales.com Investments PTY LTD ("Carsales") (the "Operation").

Following the completion of the Operation, Santander Corretora became the holder of 30% of the share capital of Webmotors, while Carsales now holds 70%.

a)               Investment by Santander Corretora de Seguros, Investimentos e Serviços S.A. in Biomas – Serviços Ambientais, Restauração e Carbono S.A.

On November 9, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora") entered into an investment agreement to acquire a stake ("Operation") in Biomas - Serviços Ambientais, Restauração e Carbono S.A. ("Biomas"). Biomas is an entity established with the purpose of providing services dedicated to the development and implementation of initiatives focused on the restoration and conservation of biodiversity and natural ecosystems, thus aligning with the Environmental, Social, and Governance (ESG) objectives of the Santander Group.

Consolidated Financial Statements | December 31, 2023 | 38

*Values expressed in thousands, except when indicated

As of March 21, 2023, following the completion of the Operation, Santander Brokerage acquired an equity interest of 16.66% in Biomas.

b)               Investment by Lexisnexis Serviços de Análise de Risco Ltda. in Gestora de Inteligência de Crédito S.A.

On December 20, 2022, Banco Santander, in conjunction with the other shareholders, finalized the investment transaction by subscribing to new shares issued by Lexisnexis Serviços de Análise de Risco Ltda. (“Lexisnexis”) in Gestora de Inteligência de Crédito S.A. (“GIC”). Following the completion of this subscription, Lexisnexis became the holder of shares representing 20% (twenty percent) of the share capital of GIC.

Following the completion of the transaction and Lexisnexis's entry into GIC, Santander now holds 15.56% of the shares issued by GIC.

c)                Full spin-off of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. into Return Capital S.A. and EmDia Serviços Especializados em Cobrança Ltda.

On October 31, 2022, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. ("Atual") underwent a complete spin-off, with its assets being absorbed by its direct subsidiaries, Return Capital S.A. ("Return") and EmDia Serviços Especializados em Cobrança Ltda. ("EmDia"), in accordance with the ratios established in the Protocol and Justification of the operation. Following the spin-off, Return's capital was increased by R$ 3,990,617 and "EmDia" by R$ 267,027,054, with both entities now directly owned by Banco Santander (Brasil) S.A. as the sole shareholder of Return and the sole partner of "EmDia".

d)               Acquisition of stake in SX Tools Soluções e Serviços Compartilhados Ltda.

On September 26, 2022, Banco Santander (Brasil) S.A. ("Banco Santander") acquired and subscribed to a capital increase in SX Tools Soluções e Serviços Compartilhados Ltda ("SX Tools"), thereby securing full ownership of the company's shares. This capital increase was fully paid up within the fiscal year of 2022. SX Tools will primarily provide services to Banco Santander and its group companies, focusing on centralizing the procurement of technology suppliers dedicated to the provision of these services.

e)	Acquisition of stake in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora"), together with other investors, entered into an investment agreement and other covenants ("Agreement") with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A. ("CSD BR") and its respective shareholders, with the purpose of subscribing to a minority stake in CSD BR ("Operation"). CSD BR is authorized by the Brazilian Central Bank, Brazil's Securities and Exchange Commission, and the country's Private Insurance Superintendence to operate as a registrar of financial assets, derivatives, securities, and insurance policies. Following the satisfaction of the conditions precedent as outlined in the Agreement, the Operation was completed on May 26, 2022, resulting in Santander Corretora securing a 20% (twenty percent) equity interest in CSD BR.

f)                Sale of the entire stake held in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Ltda.

On May 26, 2022, Banco Santander, together with Getnet Adquirência e Serviços para Meios de Pagamento S.A. - Instituição de Pagamento (“Getnet IP”), entered into a share purchase and sale agreement, including the transfer of ownership and other covenants, for 100% of the equity interest in Paytec Tecnologia em Pagamentos Ltda. ("Operation"). Following the completion of the Operation, Getnet IP now directly owns 100% of the equity interest in Paytec Tecnologia em Pagamentos Ltda. and, indirectly, exercises control over Paytec Logística e Armazém Ltda.

g)               Acquisition of stake in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. ("Santander DTVM", the new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. ("Toro CTVM"), and Toro Investimentos S.A. ("Toro Investimentos" and, together with Toro CTVM, "Toro") entered into an investment agreement and other covenants with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (collectively referred to as "Monetus"), whereby, upon the completion of the operation, Toro Investimentos would acquire 100% of the share capital of Monetus ("Operation"). Monetus, headquartered in Belo Horizonte, operates through a goal-based automated investment application. Following the satisfaction of the applicable precedent conditions, the completion of the Operation was formalized on January 4, 2022.

h)               Acquisition of stake in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. ("Santander DTVM", the new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. ("Toro CTVM"), and Toro Investimentos S.A. ("Toro Investimentos" and, together with Toro CTVM, "Toro") entered into an investment agreement and other covenants with the shareholders of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (collectively "Mobills"). Pursuant to this agreement, upon the successful completion of the operation, Toro Investimentos would secure 100% of the share capital of Mobills ("Operation"). Headquartered in Ceará, Mobills offers a suite of financial applications that boast a substantial user base, especially in the realm of financial planning. Following the satisfaction of the applicable conditions precedent, the completion of the Operation was officially formalized on January 4, 2022.

Consolidated Financial Statements | December 31, 2023 | 39

*Values expressed in thousands, except when indicated

4.	Cash and cash equivalents

In BRL thousands	2023	2022	2021

Cash	3,770,483	4,001,885	4,026,282
Cash and Cash Equivalents and Investments in Foreign Currency Overseas	19,352,067	18,001,554	12,630,919
Repurchase Agreements	65,766,340	27,344,519	15,055,356
Investments in Interbank Deposit Certificates (CDI)	528,870	217,376	956,192
Total	89,417,760	49,565,334	32,668,749

5.	Loans and other receivables from credit institutions

The breakdown, by classification, type, and currency, of the balances under the "Loans and Other Receivables from Credit Institutions" line item in the consolidated balance sheets is as follows:

Thousand of reais	2023	2022	2021

Classification:
Financial assets measured at amortized cost	25,716,845	20,713,315	26,485,913
Comprising:
Loans and other receivables from credit institutions at amortized cost	25,724,609	20,725,914	26,507,738
Provision for impairment losses (note 9.c)	(7,764)	(12,599)	(21,825)
Loans and other receivables from credit institutions, net	25,716,845	20,713,315	26,485,913
Loans and other receivables from credit institutions, gross	25,724,609	20,725,914	26,507,738

Type:
Time deposit investments	10,337,746	7,655,416	9,255,101
Repurchase agreements (1)	2,980,557	2,430,956	4,129,438
Judicial deposits	10,730,571	10,267,493	10,200,137
Other accounts	1,675,735	372,049	2,923,062
Total	25,724,609	20,725,914	26,507,738

(1) Secured by debt instruments

In BRL thousands	2023	2022	2021

Currency:
Brazilian Real	23,885,181	19,796,533	23,669,165
U.S. dollar	775,000	676,709	2,445,780
Euro	1,064,428	252,672	392,793
Total	25,724,609	20,725,914	26,507,738

Note 43-d provides details on the residual maturity periods of financial assets measured at amortized cost.

Consolidated Financial Statements | December 31, 2023 | 40

*Values expressed in thousands, except when indicated

6.	Debt instruments

The breakdown, by classification, type, and currency, of the balances within the “Debt Instruments” line item is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial Assets Measured at Fair Value Through Profit or Loss	84,291,192	66,191,454	50,874,612
Financial Assets Measured at Fair Value through Other Comprehensive Income	59,036,137	55,392,178	101,212,600
Financial Assets Measured at Amortized Cost	101,087,321	81,329,013	73,125,011
Comprising:
Debt instruments at Amortized Cost	102,673,487	82,502,775	74,315,903
Provision for impairment losses (note 9.c)	(1,586,166)	(1,173,762)	(1,190,892)
Total	244,414,650	202,912,645	225,212,223

Type:
Government securities - Brazil (1)	148,750,440	142,748,873	171,436,589
Debentures and promissory notes	49,083,296	28,251,227	19,881,934
Other debt securities	46,580,914	31,912,545	33,893,700
Total	244,414,650	202,912,645	225,212,223

(1) These primarily refer to National Treasury Bills (LTN), Treasury Financial Bills (LFT), and National Treasury Notes (NTN-A, NTN-B, NTN-C, and NTN-F).

The Debt Instruments primarily consist of:

Thousand of reais	2023	2022	2021

Currency:
Brazilian Real	227,117,943	185,814,293	208,599,863
U.S. dollar	14,748,652	17,098,352	16,612,360
Mexican peso	2,548,055	-	-
Total	244,414,650	202,912,645	225,212,223

In BRL thousands	2023	2022	2021

Debt Instruments linked to:
Repurchase Agreements	61,802,969	60,633,943	76,211,049
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	16,924,556	19,251,597	19,470,624
Linked to judicial deposits and other guarantees	18,283,802	15,235,912	23,291,528
Total	97,011,327	95,121,452	118,973,201

Note 43-d provides details on the residual maturity periods of financial assets measured at fair value through Other Comprehensive Income and financial assets measured at amortized cost.

In the second quarter of 2022, in line with best corporate governance practices, Management approved the transition in the business model for securities and financial instruments. The model shifted from securities being held both for collecting contractual cash flows and for sale, to securities being held exclusively for collecting contractual cash flows. This transition involved an amount of R$ 11 billion and had no impact on the results, with the related balance in Equity being fully reversed.

This decision is predicated on adjustments brought about by the enactment of Law No. 14.031/20. With the aim of aligning with the revised conditions for interest rate risk management, the pre-fixed government bonds (LTNs), previously deployed for hedging the interest rate differential, were reclassified in April of 1,2022 This legislative alteration led to a change of the Model that Management employs for overseeing these securities. It has been determined that the LTNs maturing in 2024 are no longer compatible with the "Held to Collect and Sell" models. With the removal of tax asymmetry on foreign investments, these securities will now be used exclusively for the purpose of collecting cash flows.

Consolidated Financial Statements | December 31, 2023 | 41

*Values expressed in thousands, except when indicated

As a result of the reclassification carried out in April of 01,2022, Federal Public Securities ("LTNs") maturing in 2024 will no longer be measured at Fair Value in Other Comprehensive Income, but will now be accounted for solely in terms of the payment of principal and interest. This change leads to a full reversal of the previously recorded mark-to-market amount in Other Comprehensive Income as of the reclassification date, with a gross total of R$1,057 million, thereby reducing the carrying amount of the asset.

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances in the "Equity Instruments" line item is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial Assets Measured at Fair Value Through Profit or Loss	3,422,154	2,605,279	2,498,317
Financial Assets Measured at Fair Value Through Other Comprehensive Income	15,953	33,493	29,187
Total	3,438,107	2,638,772	2,527,504

Type:
Shares of domestic companies	1,955,931	1,458,883	1,869,824
Shares of foreign companies	99,424	60,235	48,825
Investment funds (1)	1,382,752	1,119,654	608,855
Total	3,438,107	2,638,772	2,527,504
(1)	Primarily composed of investments in fixed income assets and both government and private securities.

b) Changes

The changes in the balances of the line item "Equity Instruments - Financial Assets Measured at Fair Value through Profit or Loss" were as follows:

In BRL thousands	2023	2022	2021

Balance at the beginning of the fiscal year	2,605,279	2,498,317	2,257,188
Additions/Disposals (Net)	816,875	106,962	241,129
Balance at the end of the fiscal year	3,422,154	2,605,279	2,498,317

The changes in the balances of the line item "Equity Instruments - Financial Assets Measured at Fair Value through Other Comprehensive Income" were as follows:

In BRL thousands	2023	2022	2021

Balance at the beginning of the fiscal year	33,493	29,187	72,173
Additions/Disposals (Net)	(17,540)	4,306	(42,986)
Balance at the end of the fiscal year	15,953	33,493	29,187

Consolidated Financial Statements | December 31, 2023 | 42

*Values expressed in thousands, except when indicated

8.	Derivative financial instruments

The primary risk factors associated with the derivative instruments undertaken relate to exchange rates, interest rates, and equity income. In managing these and other market risk factors, the Bank employs practices that encompass the measurement and monitoring of the utilization of limits previously established by internal committees, the portfolios' value at risk, sensitivities to interest rate fluctuations, foreign exchange exposure, liquidity gaps, among other practices that enable the control and monitoring of risks, which could potentially impact Banco Santander's positions across the various markets in which it operates. Based on this management model, the Bank has been able to optimize the risk-reward ratio, even amidst conditions of significant volatility, through the use of operations involving derivative instruments.

The fair value of derivative financial instruments is determined using market price quotations when available. The fair value of swaps is calculated through discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded derivatives or employing methodologies similar to those used for swaps. The fair value of options is calculated using mathematical models, such as the Black-Scholes model, implied volatilities, and the fair value of the corresponding asset. Current market prices are utilized to determine volatilities. For derivatives that do not have prices directly disclosed by exchanges, the fair value is ascertained through pricing models that leverage market information, inferred from the disclosed prices of more liquid assets. This process involves extracting interest rate curves and market volatilities from these prices, which are then used as input data for the models.

a) Derivative Financial Instruments

a.1) Derivative Financial Instruments Recorded in the Off-Balance Sheet and Equity Accounts.

Overview of Trading and Hedging Derivatives Portfolio

	2023	2022	2021

Assets
Swap Differential Receivables	12,360,719	13,815,247	7,641,355
Premiums on Unexercised Options	2,635,506	1,419,279	1,385,889
Forward Contracts and Others	14,298,496	6,741,298	12,112,679
Total	29,294,721	21,975,824	21,139,923

Liabilities
Swap Differential Payables	13,226,716	11,212,030	8,538,705
Premiums on Issued Options	2,685,361	1,894,522	2,256,244
Forward Contracts and Others	9,028,351	5,592,773	13,824,032
Total	24,940,428	18,699,325	24,618,981

Consolidated Financial Statements | December 31, 2023 | 43

*Values expressed in thousands, except when indicated

Breakdown by Category

Trading	2023			2022			2021

	Notional Value (1)	Curve Value	Fair Value	Notional Value(1)	Curve Value	Fair Value	Notional Value (1)	Curve Value	Fair Value
Swap	811,921,799	(1,927,123)	(865,997)	779,023,280	(3,682,261)	2,603,217	837,762,019	(1,804,744)	(897,350)
Assets	402,812,781	9,193,215	12,360,719	393,351,898	11,857,946	13,815,247	418,137,448	13,162,674	7,641,355
Interest Rate	188,604,258	5,054,833	6,383,261	272,642,004	10,420,491	9,985,823	300,667,399	9,587,812	5,399,806
Foreign Currency	212,970,458	4,136,463	5,977,193	116,577,474	1,292,203	4,764,609	91,837,446	799,550	2,003,728
Other	1,238,065	1,919	265	4,132,420	145,252	(935,185)	25,632,603	2,775,313	237,822
Liabilities	409,109,018	(11,120,338)	(13,226,716)	385,671,382	(15,540,207)	(11,212,030)	419,624,571	(14,967,418)	(8,538,705)
Interest Rates	262,437,458	(9,117,639)	(9,680,343)	290,316,480	(12,735,256)	(8,798,667)	393,104,981	(10,932,057)	(10,588,736)
Foreign Currency	143,788,702	(1,907,489)	(3,332,851)	91,303,383	(2,804,302)	(3,494,263)	887,129	(28,407)	2,287,852
Others	2,882,857	(95,211)	(213,522)	4,051,519	(649)	1,080,900	25,632,461	(4,006,955)	(237,822)
Options	857,662,210	(1,112,873)	(49,854)	1,150,540,616	(877,100)	(475,243)	1,130,172,099	(595,345)	(870,355)
Purchase Commitments	419,095,675	2,252,815	2,635,506	600,275,162	2,243,354	1,419,279	564,829,758	1,240,879	1,385,889
Foreign Currency Call Options	7,711,827	497,534	426,074	10,629,479	440,097	214,722	9,898,179	271,464	382,237
Foreign Currency Put Options	5,326,447	408,144	489,785	4,474,015	122,896	124,163	4,094,316	140,280	187,123
Other Call Options	89,142,771	661,536	1,183,084	94,414,288	674,574	577,487	31,248,540	459,995	510,977
Interbank Market	3,729,452	217,219	265,824	92,324,275	608,913	555,707	28,499,055	444,446	495,214
Others (2)	85,413,319	444,318	917,261	2,090,013	65,661	21,780	2,749,485	15,549	15,763
Put Option - Other	316,914,629	685,600	536,563	490,757,380	1,005,787	502,907	519,588,723	369,140	305,553
Interbank Market	543,157	46,852	30,439	490,535,950	980,433	480,682	519,588,723	369,140	305,553
Other (2)	316,371,471	638,748	506,124	221,430	25,354	22,225	-	-	-
Sale Commitments	438,566,535	(3,365,688)	(2,685,361)	550,265,454	(3,120,454)	(1,894,522)	565,342,340	(1,836,224)	(2,256,244)
Foreign Currency Call Options	3,453,152	(288,349)	(466,324)	6,763,742	(292,212)	(165,919)	4,111,016	(170,553)	(152,348)

Consolidated Financial Statements | December 31, 2023 | 44

*Values expressed in thousands, except when indicated

Foreign Currency Put Options	4,642,411	(288,799)	(431,952)	8,885,700	(409,758)	(508,584)	4,017,161	(348,715)	(287,825)
Other Call Options	113,106,162	(2,029,924)	(999,258)	42,840,737	(1,590,130)	(821,508)	33,383,233	(719,460)	(872,335)
Interbank Market	17,295,280	(1,479,724)	(710,121)	33,377,728	(575,451)	(349,710)	31,730,928	(713,773)	(858,586)
Other (2)	95,810,882	(550,201)	(289,137)	9,463,009	(1,014,679)	(471,798)	1,652,305	(5,687)	(13,749)
Other Put Options	317,364,811	(758,616)	(787,826)	491,775,275	(828,354)	(398,511)	523,830,930	(597,497)	(943,736)
Interbank Market	370,221	(24,912)	(23,004)	491,596,383	(804,467)	(378,608)	523,830,930	(597,497)	(943,736)
Other (2)	316,994,590	(733,703)	(764,822)	178,892	(23,887)	(19,903)	-	-	-
Futures Contracts	325,170,914	-	-	278,348,786	-	-	287,984,278	-	-
Long Position	164,682,752	-	-	254,505,429	-	-	148,237,279	-	-
Exchange Coupon (DDI)	41,331,942	-	-	77,727,137	-	-	85,931,389	-	-
Interest Rates (DI1 and DIA)	48,254,715	-	-	148,713,860	-	-	28,491,764	-	-
Foreign Currency	68,838,058	-	-	27,444,003	-	-	33,797,350	-	-
Indexes (3)	5,269,712	-	-	482,394	-	-	16,776	-	-
Others	988,325	-	-	138,035	-	-	-	-	-
Short Position	160,488,162	-	-	23,843,357	-	-	139,746,999	-	-
Exchange Coupon (DDI)	41,331,942	-	-	17,259,936	-	-	60,606,204	-	-
Interest Rate (DI1 and DIA)	48,339,061	-	-	3,337,596	-	-	53,267,620	-	-
Foreign Currency	64,559,123	-	-	1,327,928	-	-	25,678,296	-	-
Index (3)	5,269,712	-	-	1,787,973	-	-	194,879	-	-
Treasury Bonds/Notes	988,325	-	-	129,924	-	-	-	-	-
Forward Contracts and Others	331,009,278	3,288,881	5,270,142	152,669,932	1,394,796	1,148,525	167,611,314	2,836,843	(1,711,353)
Purchase Commitments	167,191,252	17,249,113	14,298,496	93,143,116	2,292,188	6,741,298	93,097,212	5,345,415	12,112,679
Currencies	134,610,617	17,042,331	4,932,719	72,849,455	1,938,956	6,426,685	83,752,185	2,738,485	8,501,934
Other	32,580,636	206,782	9,365,777	20,293,661	353,232	314,613	9,345,027	2,606,930	3,610,745
Sale Commitments	163,818,026	(13,960,232)	(9,028,351)	59,526,816	(897,392)	(5,592,773)	74,514,102	(2,508,572)	(13,824,032)
Currencies	130,779,288	(13,211,003)	(1,766,190)	53,574,925	(847,425)	(6,490,282)	71,611,500	(1,141,826)	(11,932,009)
Other	33,038,737	(749,229)	(7,262,161)	5,951,891	(49,967)	897,509	2,902,602	(1,366,746)	(1,892,023)
(1)	Adjusted nominal value of the contracts minal value of updated contracts.
(2)	Includes index options, primarily options related to U.S. Treasury, stocks, and stock indices.
(3)	Includes Bovespa and S&P indices.

Consolidated Financial Statements | December 31, 2023 | 45

*Values expressed in thousands, except when indicated

a.2) Derivatives Financial Instruments by Counterparty

Notional				2023
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	185,745,740	224,140,567	402,035,492	811,921,799
Options	37,900,600	2,114,539	817,647,071	857,662,210
Futures Contracts	9,280,964	-	315,889,950	325,170,914
Forward Contracts and Others	152,776,820	118,459,171	59,773,287	331,009,278
(1)	Includes operations that have B3 S.A. and other stock and commodity exchanges as counterparties.

Notional				2022	2021
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	38,910,036	250,925,646	103,516,216	393,351,898	418,137,448
Options	69,919,242	742,316	1,079,879,058	1,150,540,616	1,130,172,099
Futures Contracts	1,525,199	-	276,823,587	278,348,786	287,984,278
Forward Contracts and Others	61,719,539	72,055,923	18,894,470	152,669,932	167,611,313
(1)	Includes operations that have B3 S.A. and other stock and commodity exchanges as counterparties

a.3) Derivatives Financial Instruments by Maturity

Notional				2023
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	148,297,617	146,064,207	517,559,975	811,921,799
Options	695,558,723	110,627,263	51,476,224	857,662,210
Futures Contracts	168,364,770	70,492,546	86,313,598	325,170,914
Forward Contracts and Others	187,900,674	90,382,978	52,725,626	331,009,278

Consolidated Financial Statements | December 31, 2023 | 46

*Values expressed in thousands, except when indicated

Notional				2022	2021
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	45,216,039	55,756,566	292,379,293	393,351,898	418,137,448
Options	632,690,834	392,814,885	125,034,897	1,150,540,616	1,130,172,099
Futures Contracts	199,359,807	22,626,385	56,362,594	278,348,786	287,984,278
Forward Contracts and Others	76,955,710	44,449,708	31,264,514	152,669,932	167,611,313

a.4) Derivative Financial Instruments by Trading Market

Notional	Stock Exchanges (1)	Over-the-Counter Market	2023
			Total
Swap	93,891,622	718,030,177	811,921,799
Options	782,343,569	75,318,641	857,662,210
Futures Contracts	325,170,914	-	325,170,914
Forward Contracts and Others	28,054,581	302,954,697	331,009,278
(1)	Includes trades with B3 S.A.

Notional	Stock Exchanges (1)	Over-the-Counter Market	2022	2021
			Total	Total
Swap	45,837,011	347,514,887	393,351,898	418,137,448
Options	1,076,649,948	73,890,668	1,150,540,616	1,130,172,099
Futures Contracts	278,348,786	-	278,348,786	287,984,278
Forward Contracts and Others	6,790,867	145,879,065	152,669,932	167,611,313
(1)	Includes trades with B3 S.A.

Consolidated Financial Statements | December 31, 2023 | 47

*Values expressed in thousands, except when indicated

a.5) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

These are credit derivatives in which the return from the reference obligation is exchanged for a cash flow, and where upon the occurrence of a credit event, the protection buyer typically has the right to receive from the protection seller the equivalent of the difference between the updated value and the fair value (fair value) of the benchmark obligation at the contract's settlement date.

Credit Default Swaps – CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer is entitled to receive from the protection seller an amount equal to the difference between the face value of the CDS contract and the fair value (fair value) of the benchmark obligation at the settlement date of the contract. In exchange, the seller receives a fee for providing the protection.

Below is the breakdown of the Credit Derivatives portfolio, presented by its notional value and its effect on the calculation of the Required Shareholders' Equity (RSE).

	2023		2022		2021

	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Return Swap Rate	Credit Swap	Total Return Swap Rate	Credit Swap	Total Return Swap Rate	Credit Swap
Credit Swaps	3,456,614	10,293,916	3,725,358	7,831,108	3,984,392	-
Total	3,456,614	10,293,916	3,725,358	7,831,108	3,984,392	-

Consolidated Financial Statements | December 31, 2023 | 48

*Values expressed in thousands, except when indicated

During the period, there were no credit events associated with the precipitating factors specified in the contracts.

		2023		2022		2021
	Over		Over		Over
Maximum Potential for Future Payments - Gross	12 Months	Total	12 Months	Total	12 Months	Total
Per Instrument
CDS	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392
Total	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392
By Risk Rating
Below Investment Grade	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392
Total	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392
By Reference Entity
Brazilian Government	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392
Total	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392

a.6) Accounting Hedge

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreing Currency Investments Hedge.

The derivatives used as hedging instruments are represented as follows:

a.6.I ) Fair Value Hedge

The Bank's fair value hedging strategy involves mitigating exposure to fair value fluctuations, specifically regarding interest receipts and payments on recognized assets and liabilities.

The fair value management methodology adopted by the Bank segregates transactions based on risk factors (e.g., BRL/USD exchange rate risk, fixed interest rate risk in BRL, USD exchange rate coupon risk, inflation risk, interest risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with pre-established internal thresholds.

To mitigate fluctuations in fair value associated with the receipt and payment of interest, the Bank employs interest rate swap contracts concerning fixed-rate assets and liabilities.

The Bank utilizes fair value hedge in the following manner:

• Designates Foreign Currency Swaps + Coupon versus % CDI and Fixed BRL Interest Rate or contracts USD Futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the hedged item.

Consolidated Financial Statements | December 31, 2023 | 49

*Values expressed in thousands, except when indicated

• The Bank maintains an active loan portfolio originated in fixed-rate U.S. Dollars at Santander EFC, whose transactions are recorded in Euros. To manage this currency mismatch, the Bank designates a Foreign Currency Swap, exchanging Floating Euros for Fixed U.S. Dollars, as a hedge against market risk for the corresponding loans.

• The Bank is subject to a pre-fixed interest rate risk stemming from Government Securities (NTN-F and LTN) held within its Financial Assets portfolio, which are measured through Other Comprehensive Income. To manage this risk mismatch, the Bank enters into DI futures contracts on the exchange or engages in interest rate swaps, designating these as derivative instruments within a Hedge Accounting structure.

• The Bank is exposed to IPCA (broad consumer price index) risk stemming from debentures within its available-for-sale securities portfolio. To manage this exposure, the Bank enters into IPCA futures contracts ("DAP") on the exchange and designates them as derivative instruments within a Hedge Accounting structure.

To assess the effectiveness and measure the ineffectiveness of hedging strategies, the Bank adheres to IAS 39, which mandates that an effectiveness test be conducted at the inception (prospective test) of the hedge arrangement, and be periodically repeated (prospective and retrospective tests) to demonstrate that the hedge relationship remains effective.

a) Prospective test: in accordance with the standard, the prospective test is required at the inception date and quarterly thereafter to demonstrate that the expectation of the hedge relationship's effectiveness is high.

a.1) The initial prospective test (at inception): this is limited to a qualitative review of the critical terms and conditions of both the hedging instrument and the hedged item, with the aim of concluding that changes in the fair value of the two instruments are expected to completely offset one another.

a.2) The prospective periodic test: the sensitivity of the present value of the hedged item and the hedging instrument to a parallel shift of 10 basis points in the interest rate curve will be periodically assessed. For the purpose of assessing hedge effectiveness, the ratio of these two sensitivities must fall within the range of 80% to 125%.

b) Retrospective test: the retrospective effectiveness test will be conducted by comparing the mark-to-market (mtm) fluctuation of the hedging instrument from the inception date with the mtm variation of the hedged item from the same date.

In fair value hedges, both gains and losses on hedging instruments and on the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of profit or loss.

	2023		2022		2021
Hedge Structure	Effective Portion Accumulated	Ineffective Portion	Effective Portion Accumulated	Ineffective Portion	Effective Portion Accumulated	Ineffective Portion
Fair Value Hedge
Government Securities (LTN, NTN-F)	-	-	-	-	3,756,394	-
Trade Finance Off	-	-	(189)	-	728	-
Total	-	-	(189)	-	3,757,122	-

Consolidated Financial Statements | December 31, 2023 | 50

*Values expressed in thousands, except when indicated

						12/31/2023
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Swap Contracts	183,368	288,766	472,134	138,079	272,805	410,884
Loan Operations Hedge	183,368	288,766	472,134	138,079	272,805	410,884
Futures Contracts	144,508	25,701,246	25,845,754	(3,535,965)	28,817,259	25,281,294
Loan Operations Hedge	2,497,014	12,759,016	15,256,030	(2,290,079)	15,593,616	13,303,537
Securities Hedge	(1,489,802)	2,496,723	1,006,921	623,749	579,793	1,203,542
Funding Hedge	(862,704)	10,445,507	9,582,803	(1,869,635)	12,643,850	10,774,215

						12/31/2022
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Swap Contracts	48,140	437,702	485,842	(24,687)	461,499	436,812
Loan Operations Hedge	48,140	437,702	485,842	(24,687)	461,499	436,812
Future Contracts	3,862,299	75,057,601	78,919,900	1,729,350	75,953,237	77,682,587
Loan Operations Hedge	686,249	11,451,502	12,137,751	3,067,594	10,529,915	13,597,509
Securities Hedge	-	3,971,751	3,971,751	(609,013)	3,787,939	3,178,926
Funding Hedge	3,176,050	59,634,348	62,810,398	(729,231)	61,635,383	60,906,152

						12/31/2021
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Future Contracts	(2,204)	84,767	82,563	3,175	84,937	88,112
Loan Operations Hedge	(2,204)	84,767	82,563	3,175	84,937	88,112
Future Contracts	(7,912)	41,437,967	41,430,054	(2,031,108)	46,351,129	44,320,021
Loan Operations Hedge	(14,439)	2,850,589	2,836,150	15,685	2,738,830	2,754,515
Securities Hedge	6,527	38,587,378	38,593,904	(2,046,793)	43,612,299	41,565,506
(*)	The Bank employs market risk hedging strategies, the targets of which are assets in its portfolio, which is why we present the liabilities side of the respective instruments. For structures that have futures as instruments, we provide the balance of the daily adjustment calculated, recorded in the off-balance sheet account.

Consolidated Financial Statements | December 31, 2023 | 51

*Values expressed in thousands, except when indicated

a.6.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging against exposure to fluctuations in cash flows, interest payments, and currency exchange rates, which are attributable to changes in interest rates affecting recognized assets and liabilities, as well as exchange rate fluctuations impacting unrecognized assets and liabilities.

The Bank utilizes cash flow hedge in the following manner:

• The Bank engages in active swaps indexed to fixed US Dollars and liabilities in foreign currency, designating these as hedging instruments within a Cash Flow Hedge structure, where the hedged items are foreign currency loans negotiated with third parties via its offshore branches and Brazilian external debt securities held to maturity.

• The Bank enters into Dollar Futures or DDI + DI Futures (Synthetic Dollar Futures) contracts and designates them as hedging instruments within a Cash Flow Hedge structure, where the hedged items are the Bank's portfolio of Dollar-denominated loans and Promissory Notes in the available-for-sale securities portfolio.

• The Bank maintains a portfolio of assets indexed to the Euro and traded in offshore branches. In the transaction, the value of the asset in Euros will be converted to Dollars at the exchange rate specified in the foreign exchange contract for the transaction. After this conversion, the principal amount of the transaction, now denominated in Dollars, will be adjusted by either a floating or a fixed rate. The assets will be hedged with a Cross-Currency Swap to transfer the Euro risk to LIBOR + Coupon.

In March 2022, the U.S. Congress passed the Adjustable Interest Rate Act (LIBOR) ("the LIBOR Act"). This legislation establishes a uniform, nationwide process for replacing LIBOR in existing contracts that lack fallback clauses, automatically substituting LIBOR, on the LIBOR replacement date (expected to be the first London banking business day after June 30, 2023), with the "Board-selected Benchmark Replacement". In December 16, 2022, the Federal Reserve Board adopted a final rule implementing the LIBOR Act and identifying these benchmark replacements, which vary across different contracts but are all based on SOFR.

Our focus has been and remains on implementing all necessary contractual, commercial, operational, and technological adjustments to meet the relevant pending milestones.

As of December 31, 2021, our exposure to LIBOR-linked contracts was limited and exclusively related to USD LIBOR. In 2021, we adopted the SOFR (Secured Overnight Finance Rate) and CME TERM SOFR as replacements for USD LIBOR for new contracts. Since January 1, 2022, we have ceased initiating new USD LIBOR transactions, with the exception of those authorized by international regulatory authorities (market-making activity). We are actively engaging with our clients to update existing agreements to incorporate appropriate fallback provisions for when the USD LIBOR is no longer published.

To assess the effectiveness and measure the ineffectiveness of these strategies, Santander Bank adheres to IAS 39. This standard mandates that the effectiveness test be conducted at the inception of the hedge structure (prospective test) and be repeated periodically (prospective and retrospective tests) to demonstrate that the hedge ratio expectation continues to be effective (between 80 and 125%).

In this hedging strategy, the effectiveness tests (prospective/retrospective) are conducted by comparing two proxies, one for the hedged item and another for the hedging instrument.

The hedged item proxy is a "conceptual" swap, where the passive leg mimics the part of the Stable Portion intended for protection, and the active pre-fixed leg mirrors the set of futures designated as the hedge, consistent with the market rates on the hedge designation day. The hedge instrument proxy is a "conceptual" swap, in which the active leg consists of the number of futures contracts designated as the hedge, and the passive pre-fixed leg represents the rate negotiated at the acquisition of these contracts. The proxy remains stable throughout the strategy as the contracts are held to maturity.

Consolidated Financial Statements | December 31, 2023 | 52

*Values expressed in thousands, except when indicated

Any ineffectiveness is recognized in the income statement under the line item "Gains (losses) on financial assets and liabilities (net)."

a) Prospective Test: in line with regulations, the prospective test must be conducted at the inception date and quarterly thereafter to demonstrate that the expectation of the hedge relationship's effectiveness is high. However, for proactive and more efficient monitoring of projections and to ensure better maintenance of the related testing routines, these tests are performed monthly.

a.1) Periodic Prospective Test: Market Risk conducts projections for three scenarios for the tests, which include: 1º 10bps on the curve; 2º 50bps on the curve, and 3º 100bps on the curve. Utilizing the validated estimates, prospective tests are performed by valuing the two variable legs of the transaction at fair value.

a.2) Initial Prospective Test: the methodology of the periodic prospective test must also be applied at the start date of each new strategy.

b) Retrospective Test: this must be conducted monthly using historical data to cumulatively demonstrate the hedge's effectiveness, in line with the previously outlined methodology. Any ineffectiveness is recognized in the statement of profit or loss.

The Ineffective Portion is measured through the prospective hedge test and, if identified, it is recognized in the income statement under the line item Gains (losses) on financial assets and liabilities (net).

Effectiveness must range between 80% and 125%.

In cash flow hedges, the effective portion of the change in the fair value of the hedging instrument is temporarily recognized in equity under the line item "Other Comprehensive Income - Cash Flow Hedges" (Note 25) until the projected transactions take place. At that point, this portion is recognized in the consolidated statements of income, except if the projected transactions result in the recognition of non-financial assets or liabilities, in which case this portion will be included in the cost of the financial asset or liability. The ineffective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated statements of income. Furthermore, the ineffective portion of gains and losses on cash flow hedge instruments in a foreign operation is directly recognized in "Gains (losses) on financial assets and liabilities (net)" in the consolidated income statements.

	2023		2022		2021
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	-	-	-	-	-	-
Trade Finance Off	-	-	(72,624)	-	(236,630)	-
Government Securities (LFT)	-	-	(984,396)	-	(982,648)	-
CDB	(69,919)	-	(536,935)	-	402,778	-
Total	(69,919)	-	(1,593,955)	-	(816,500)	-

Consolidated Financial Statements | December 31, 2023 | 53

*Values expressed in thousands, except when indicated

					12/31/2023

					Hedge Instruments	Hedge Object
	Curve		Adjustment to	Curve		Accounting
Strategies	Value	Fair value	Fair value	Value	Fair value	Value
Swap Contracts	(547,710)	10,807,983	10,260,273	(464,400)	13,176,910	12,712,510
Hedge of Securities	(547,710)	10,807,983	10,260,273	(464,400)	13,176,910	12,712,510
Future Contracts	393,863	18,630,833	19,024,696	(1,327,113)	24,612,842	23,285,729
Credit Operations Hedge	2,138	2,431,537	2,433,675	(3,105,374)	7,619,634	4,514,260
Hedge of Securities	294,688	8,228,328	8,523,016	465,051	9,525,807	9,990,858
Funding Hedge	97,037	7,970,968	8,068,005	1,313,210	7,467,401	8,780,611

					12/31/2022

					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Fair value	Value	Value	Value
Future Contracts	403,700	42,617,519	43,021,219	2,611,153	42,568,476	45,179,629
Credit Operations Hedge	54,882	14,039,535	14,094,417	2,647,973	12,251,307	14,899,280
Hedge of Securities	348,474	17,126,826	17,475,300	1,912,343	18,375,905	20,288,248
Hedge of Securities	344	11,451,158	11,451,502	(1,949,163)	11,941,264	9,992,101

					12/31/2021

					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Fair value	Value	Value	Value
Future Contracts	(616,062)	110,932,643	110,316,583	(8,912,769)	128,673,067	119,760,298
Credit Operations Hedge	(577,845)	28,542,862	27,965,018	1,508,397	28,659,545	30,167,942
Hedge of Securities	(26)	71,320,781	71,320,756	(10,543,430)	89,837,000	79,293,570
Hedge of Securities	(38,191)	11,069,000	11,030,809	122,264	10,176,522	10,298,786
(*)	The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we show the notional balance, recorded in a memorandum account.

Consolidated Financial Statements | December 31, 2023 | 54

*Values expressed in thousands, except when indicated

a.6) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin provided as collateral for trading at B3 S.A. involving proprietary and third-party derivative financial instruments is composed of federal government securities.

	2023	2022	2021
Financial Treasury Bills - LFT	20,960,140	18,269,122	31,305,549
National Treasury Bills - LTN	2,122,045	3,291,246	3,751,223
National Treasury Notes - NTN	4,988,403	10,904,676	7,725,538
Total	28,070,588	32,465,044	42,782,310

b) Short Positions

As of December 31, 2023, the balance of short positions amounted to R$ 19,831,991 (2022 - R$22,047,423 and 2021 - R$12,780,559), which includes the value of financial liabilities arising from the direct sale of financial assets acquired under repurchase agreements or borrowed.

Consolidated Financial Statements | December 31, 2023 | 55

*Values expressed in thousands, except when indicated

9.	Loans and advances to clients

a) Breakdown

The breakdown of the balances under the "Loans and Advances to Customers" line item in the consolidated balance sheets is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial assets measured at fair value through profit or loss	3,040,712	1,894,282	392,455
Financial assets measured at amortized cost	514,936,423	488,735,746	464,451,587
Comprising:
Loans and advances to customers at amortized cost	548,495,491	522,761,008	492,962,247
Allowance for loan losses due to impairment	(33,559,068)	(34,025,262)	(28,510,660)
Loans and advances to customers, net	517,977,135	490,630,028	464,844,042
Loans and advances to customers, gross	551,536,203	524,655,290	493,354,702

In BRL thousands	2023	2022	2021

Type:
Loan operations (1)	514,325,061	492,232,308	457,384,432
Leasing operations	3,153,984	2,862,185	2,532,048
Repurchase agreements	-	-	6,044,808
Other receivables (2)	34,057,158	29,560,797	27,393,414
Total	551,536,203	524,655,290	493,354,702
(1)	Includes loans, financings, and other forms of credit with credit characteristics.
(2)	These operations primarily relate to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

Note 43-d provides details on the residual maturity periods of financial assets measured at amortized cost. There are no significant loans and advances to customers lacking fixed maturity dates.

b) Detail

The following are the details, by condition and type of credit, borrower segment, and interest rate formula, of the loans and advances to customers, which reflect the Bank's exposure to credit risk in its core activity, gross of impairment losses:

In BRL thousands	2023	2022	2021
Loan borrower sector:
Commercial, and industrial	233,946,174	223,321,961	215,967,128
Real Estate Credit - Construction	61,747,722	58,242,768	54,738,607
Loans to Individuals	252,687,422	240,227,475	220,115,963
Leasing	3,154,885	2,863,086	2,533,004
Total	551,536,203	524,655,290	493,354,702

In BRL thousands	2023	2022	2021
Interest Rate Formula:
Fixed interest rate	371,917,215	353,381,012	337,583,246
Floating interest rate	179,618,988	171,274,278	155,771,456
Total	551,536,203	524,655,290	493,354,702

Consolidated Financial Statements | December 31, 2023 | 56

*Values expressed in thousands, except when indicated

								2023
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	158,059,250	55.00%	70,766,467	38.07%	5,120,456	6.54%	233,946,173	42.42%

Real Estate Credit	4,994,192	1.74%	11,620,801	6.25%	45,132,728	57.68%	61,747,721	11.19%
Loans to Individuals	122,734,480	42.71%	101,955,558	54.84%	27,997,383	35.77%	252,687,422	45.82%

Leasing	1,578,948	0.55%	1,564,656	0.84%	11,283	0.01%	3,154,887	0.57%
Loans and advances to customers, gross	287,366,870	100.00%	185,907,482	100.00%	78,261,850	100.00%	551,536,203	100.00%

								2022
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	126,507,628	46.89%	83,448,296	47.02%	13,366,037	17.27%	223,321,961	42.57%

Real Estate Credit	4,297,742	1.59%	10,905,342	6.14%	43,039,684	55.62%	58,242,768	11.10%
Loans to Individuals	137,581,042	51.00%	81,679,970	46.02%	20,966,463	27.09%	240,227,475	45.79%

Leasing	1,397,799	0.52%	1,454,533	0.82%	10,754	0.01%	2,863,086	0.55%
Loans and advances to customers, gross	269,784,211	100.00%	177,488,141	100.00%	77,382,938	100.00%	524,655,290	100.00%

								2021
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	165,729,422	61.37%	73,723,212	45.81%	8,221,617	13.18%	247,674,251	50.20%

Real Estate Credit	3,985,684	1.48%	10,137,988	6.30%	40,614,935	65.12%	54,738,607	11.10%
Loans to Individuals				47.12%	13,525,262	21.69%	188,408,840	38.19%
	99,050,959	36.68%	75,832,619
Leasing	1,284,868	0.48%	1,238,498	0.77%	9,638	0.02%	2,533,004	0.51%
Loans and advances to customers, gross	270,050,934	100.00%	160,932,317	100.00%	62,371,452	100.00%	493,354,702	100.00%

	In BRL thousands					2023	2022	2021

By Maturity
Under 1 year						287,366,870	269,784,211	270,050,934
From 1 and 5 years						185,907,482	177,488,141	160,932,317
Over 5 years						78,261,850	77,382,938	62,371,451
Loans and advances to customers, gross						551,536,202	524,655,290	493,354,702

By Internal risk classification
Low						408,973,257	392,397,296	374,505,212
Medium-low						87,232,484	77,992,749	79,216,725
Medium						16,643,774	18,647,136	14,589,977
Medium - high						13,238,069	13,573,901	9,413,110
High						25,448,618	22,044,208	15,629,678
Loans and advances to customers, gross						551,536,202	524,655,290	493,354,702

Consolidated Financial Statements | December 31, 2023 | 57

*Values expressed in thousands, except when indicated

c) Impairment losses

The tables below present the reconciliations of the opening and closing balances of the provision for losses, segmented by financial instrument category. The terms "expected loan losses in 12 months," "expected loan losses over the useful life," and "impairment losses" are clarified in the note on accounting practices.

The changes in provisions for impairment losses in the balances of the item "Financial assets measured at amortized cost" are as follows:

In BRL thousands				2023
	Stage 1	Stage 2	Stage 3
	Expected loan losses in 12 months	Expected loan losses over the useful life not subject to impairment	Expected loan losses over the useful life subject to impairment
				Total

Balance at the beginning of the fiscal year	2,885,917	6,861,458	25,464,248	35,211,623
Impairment losses recognized in profit or loss	2,957,616	5,934,927	17,651,545	26,544,088
Transfers between stages	(825,063)	2,168,360	14,224,243	15,567,540
Changes during the period	3,782,679	3,766,567	3,427,302	10,976,548
Comprising:
Commercial and Industrial	923,079	962,933	4,922,975	6,808,987
Real Estate Credit - Construction	(43,573)	(190,714)	577,993	343,706
Loans to Individuals	2,072,745	5,165,671	12,150,872	19,389,288
Leasing	5,365	(2,962)	(296)	2,107
Changes by Stage	(2,298,090)	(6,988,340)	9,286,430	-
Write-off of impaired balances recognized in loss provisions	-	-	(26,626,576)	(26,626,576)
Comprising:
Commercial and Industrial	-	-	(7,137,059)	(7,137,059)
Real Estate Credit - Construction	-	-	(209,309)	(209,309)
Loans to Individuals	-	-	(19,276,369)	(19,276,369)
Leasing	-	-	(3,837)	(3,837)
Foreign Exchange Fluctuation	5,618	1,116	17,129	23,863
Balance at the end of the fiscal year	3,551,061	5,809,161	25,792,776	35,152,998
Comprising:
Loans and advances to Customers	3,462,526	5,766,166	24,330,376	33,559,068
Loans and other receivables from credit institutions (Note 5)	7,764	-	-	7,764
Provision for debt instruments (Note 6)	80,769	42,994	1,462,403	1,586,166

Recoveries of previously written-off loans	-	-	1,381,879	1,381,879
Comprising:
Commercial and Industrial	-	-	946,029	946,029
Real Estate Credit - Construction	-	-	95,692	95,692
Loans to Individuals	-	-	337,722	337,722
Leasing	-	-	2,435	2,435
Discount Granted	-	-	(2,845,876)	(2,845,876)

Consolidated Financial Statements | December 31, 2023 | 58

*Values expressed in thousands, except when indicated

In BRL thousands	2023	2022	2021
Balance at the beginning of the fiscal year	35,211,623	29,723,374	25,640,489
Impairment losses recognized in profit or loss	26,544,088	23,800,720	16,986,695
Comprising:
Commercial and Industrial	6,808,987	8,854,382	3,340,309
Real Estate Credit - Construction	343,705	244,335	116,031
Loans to Individuals	19,389,289	14,685,813	13,531,815
Leasing	2,106	16,190	(1,460)
Write-off of impaired balances recognized in loss provisions	(26,626,576)	(18,340,010)	(12,934,687)
Comprising:
Commercial and Industrial	(7,137,059)	(4,919,792)	(5,184,225)
Real Estate Credit - Construction	(209,309)	(114,637)	(166,579)
Loans to Individuals	(19,276,369)	(13,294,696)	(7,575,967)
Leasing	(3,837)	(10,885)	(7,916)
Foreign Exchange Fluctuation	23,863	27,539	30,878
Balance at the end of the fiscal year	35,152,998	35,211,623	29,723,376
Comprising:
Loans and advances to Customers	33,559,068	34,025,262	28,510,659
Loans and other receivables from credit institutions (Note 5)	7,764	12,599	21,825
Provision for debt instruments (Note 6)	1,586,166	1,173,762	1,190,892
Recoveries of previously written-off loans	1,381,879	983,030	1,536,336
Comprising:
Commercial and Industrial	946,029	597,436	462,523
Real Estate Credit - Construction	95,692	35,671	64,257
Loans to Individuals	337,722	346,097	1,002,257
Leasing	2,435	3,826	7,299

Considering the amounts recognized in "Impairment losses recognized in profit or loss," "Recoveries of previously written-off loans," and "Discount Granted," the "Impairment Losses on Financial Assets - Financial Assets Measured at Amortized Cost" totaled on December 31, 2023, R$ 28,008,086 (2022 – R$ 24,828,749 and 2021 – R$ 17,112,734).

The balances of the provisions for impairment losses by borrower segment are as follows:

In BRL thousands	2023	2022	2021

Commercial and industrial	11,931,131	12,259,205	8,324,614
Real estate - Construction	418,342	283,946	154,248
Installment loans to individuals	22,795,733	22,658,949	21,240,296
Lease financing	7,792	9,523	4,218
Total	35,152,998	35,211,623	29,723,376

d) Impaired assets

The details of the changes in the balance of financial assets classified as "Financial assets measured at amortized cost - Loans and advances to customers" and "Debt Instrument", which are recognized at amortized cost and identified as non-recoverable (as defined in note 1.h) due to credit risk, are as follows:

In BRL thousands	2023	2022	2021

Balance at the start of the period	39,223,835	26,923,312	23,176,039
Net Additions	30,393,982	31,920,565	18,428,727
Written-off Assets	(29,730,912)	(19,620,042)	(14,681,454)
Balance at the end of the fiscal year	39,886,905	39,223,835	26,923,312

Consolidated Financial Statements | December 31, 2023 | 59

*Values expressed in thousands, except when indicated

Below are the details of impaired financial assets, classified by maturity date:

In BRL thousands	2023	2022	2021

With balances not yet due or maturing within 3 Months	21,703,718	23,036,735	12,885,506
With outstanding balances of:
3 to 6 Months	4,806,604	4,349,146	4,717,302
6 to 12 Months	9,013,258	9,536,043	6,866,628
12 to 18 Months	2,499,491	1,481,516	1,253,046
18 to 24 Months	1,046,074	315,987	659,702
More than 24 Months	817,760	504,408	541,129
Total	39,886,905	39,223,835	26,923,313

In BRL thousands	2023	2022	2021
By borrower segment:
Commercial and Industrial	16,292,100	14,156,235	11,439,692
Real Estate Credit - Construction	1,351,934	1,057,989	470,115
Loans to Individuals	22,239,229	23,999,266	14,996,152
Leasing	3,642	10,345	17,353
Total	39,886,905	39,223,835	26,923,312

e) Loans overdue for less than 90 days and not classified as impaired on the specified dates

Thousand of reais	2023	% of total loans overdue for less than 90 days	2022	% of total loans overdue for less than 90 days	2021	% of total loans overdue for less than 90 days

Commercial, Financial and Industrial	5,319,746	21.81%	4,940,611	21.43%	4,892,277	20.68%
Real Estate Credit - Construction	5,142,110	21.09%	4,063,490	17.63%	3,605,641	15.24%
Installment Loans to Individuals	13,898,143	56.99%	14,035,606	60.89%	15,150,254	64.04%
Financial Leasing	27,284	0.11%	11,806	0.05%	10,961	0.05%
Total (1)	24,387,283	100.00%	23,051,513	100.00%	23,659,133	100.00%
(1)	Refers exclusively to loans between 1 and 90 days.

Consolidated Financial Statements | December 31, 2023 | 60

*Values expressed in thousands, except when indicated

f) Leasing

Breakdown by maturity

Gross investment in lease transactions

In BRL thousands	2023	2022	2021

Overdue	875	2,066	3,531
Due:
Within 1 year	2,076,223	1,197,133	1,067,567
In 1 to 5 years	1,451,931	1,888,521	1,642,506
In over 5 years	21,401	123,496	132,459
Total	3,550,430	3,211,216	2,846,063

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2023, the balance recorded in "Loans and Advances to Customers" pertaining to assigned operations was 26,696 (2022 - R$32,647 and 2021 - R$40,790) and R$ 25,497 (2022 – R$32,138 and 2021 - R$40,511) under "Financial Liabilities Associated with Asset Transfer" (Note 20).

The assignment transaction was executed with a joint obligation clause, mandating compulsory repurchase in the following circumstances:

-   contracts in default for a period exceeding 90 consecutive days;

-   contracts subject to renegotiation;

-   contracts subject to portability, in accordance with Resolution No. 3,401 of Brazil's National Monetary Council ("CMN");

-   contracts subject to intervention.

10.	Non-current assets held for sale

On December 31, 2023, 2022 and 2021, the total value of non-current assets held for sale included assets not in use and other tangible assets. The change in the line item "Non-current assets held for sale" is as follows:

In BRL thousands	2023	2022	2021

Balance at the beginning of the fiscal year	909,546	1,065,420	1,362,602
Loan enforcements - repossession of assets	591,126	201,391	235,904
Capital Increase in Entities Held for Sale	44,079	56,512	66,197
Disposals	(447,539)	(413,777)	(599,283)
Balance at the end of the fiscal year, gross	1,097,212	909,546	1,065,420
Provision for impairment losses (1)	(183,140)	(210,410)	(249,075)
Provision as a percentage of enforced assets	16.69%	23.13%	23.38%
Balance at the end of the fiscal year	914,072	699,136	816,345
(1)	In 2023, it includes the amount of R$76,321 (2022 – R$196,649 and 2021 – R$182,448) from the reversal of provisions for depreciation on properties, established based on appraisal reports prepared by a specialized external consultancy, accounted for as provision for impairment losses.

Consolidated Financial Statements | December 31, 2023 | 61

*Values expressed in thousands, except when indicated

11.	Investments in associates and joint ventures

Jointly-controlled entities

Banco Santander and its subsidiaries classify investments as joint control when they have shareholder agreements that require strategic, financial, and operational decisions to receive unanimous consent from all investors.

Significant Influence

Associates are entities over which the Bank has the ability to exert significant influence (significant influence is the power to participate in the decision-making regarding the financial and operational policies of the invested entity) but does not have control or joint control.

a) Breakdown

				Equity interest in %
Jointly Controlled by Banco Santander	Activity	Country	2023	2022	2021
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	15.56%	19.45%
Campo Grande Empreendimentos	Other Activities	Brazil	0.00%	0.00%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%	50.00%
CIP S.A (5)	Other Activities	Brazil	17.53%	17.87%	0.00%

Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (3)	Other Activities	Brazil	30.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Brokerage	Brazil	50.00%	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Brokerage	Brazil	0.00%	50.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	Insurance Brokerage	Brazil	20.00%	20.00%	0.00%
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brazil	16.67%	0.00%	0.00%
Aymoré CFI Subsidiaries
Solution 4Fleet	Other Activities	Brazil	80.00%	80.00%	80.00%

Consolidated Financial Statements | December 31, 2023 | 62

*Values expressed in thousands, except when indicated

	Investments
	2023	2022	2021
Jointly Controlled by Banco Santander	585,101	1,053,127	628,040
Banco RCI Brasil S.A.	491,623	552,572	591,745
Estruturadora Brasileira de Projetos S.A. - EBP	209	746	1,257
Gestora de Inteligência de Crédito	56,507	61,590	13,522
Campo Grande Empreendimentos	-	-	255
Santander Auto S.A.	36,762	30,778	21,261
CIP S.A	-	407,441	-

Jointly Controlled by Santander Corretora de Seguros	293,840	674,443	593,002
Webmotors S.A.	-	386,437	359,092
Tecnologia Bancária S.A. - TECBAN	246,083	243,649	232,109
Hyundai Corretora de Seguros	1,607	1,254	1,260
PSA Corretora de Seguros e Serviços Ltda.	-	540	541
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	42,565	42,563	-
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	3,585	-	-
Aymoré CFI Subsidiaries	-	-	11,604
Solution 4 Fleet.	-	-	11,604
Significant Influence of Banco Santander	503,922	-	-
CIP S.A.	503,922	-	-
Significant Influence of Santander Corretora de Seguros	226,917	-	-
Webmotors S.A.	226,917	-	-
Total	1,609,780	1,727,570	1,232,646
(1)	Entities with a one-month lag in equity method accounting. For the recognition of equity method income, the financial position as of 11/30/2023 was utilized on 12/31/2022.
(2)	Despite holding a stake of less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement that stipulates no business decision can be made by a single shareholder, that is, decisions require the unanimous consent of the parties sharing control.”
(3)	Although the ownership interest exceeds 50%, in accordance with the shareholders' agreement, control is jointly exercised by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).
(4)	In accordance with the shareholders' agreement, control is jointly exercised by Santander Corretora de Seguros and PSA Services LTD. In 2023, the shareholding was sold as described in explanatory note 3.c.
(5)	In March of 2022, the Interbank Payment Chamber - CIP underwent demutualization. The non-profit association was subject to a spin-off, whereby a portion of its assets was transferred to a newly established for-profit entity, CIP S.A.

		Equity method results
	2023	2022	2021
Jointly Controlled by Banco Santander	80,004	134,043	54,493
Banco RCI Brasil S.A.	66,229	84,214	62,813
CIP S.A.	-	50,607	-
Estruturadora Brasileira de Projetos S.A. - EBP	20	43	(16)
Gestora de Inteligência de Crédito	(5,436)	(13,365)	(14,419)
Santander Auto S.A.	19,191	12,544	6,115

		Equity method results
	2023	2022	2021
Jointly Controlled by Santander Corretora de Seguros	3,300	65,136	91,833
Webmotors S.A.	-	52,085	45,817
Tecnologia Bancária S.A. - TECBAN	2,435	11,540	45,752
Hyundai Corretora de Seguros	353	(6)	216
PSA Corretora de Seguros e Serviços Ltda.	1,925	1,021	48
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	2	496	-
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	(1,415)	-	-
Aymoré CFI Subsidiaries	-	-	(2,142)
Solution 4 Fleet.	-	-	(2,142)

Significant Influence of Banco Santander	109,223	-	-
CIP S.A.	109,223	-	-
Significant Influence of Santander Corretora de Seguros	46,709	-	-
Webmotors S.A.	46,709	-	-
Total	239,236	199,179	144,184

Consolidated Financial Statements | December 31, 2023 | 63

*Values expressed in thousands, except when indicated

			2023
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	13,123,616	13,018,222	105,394
Banco RCI Brasil S.A.	11,547,631	11,442,688	104,943
Estruturadora Brasileira de Projetos S.A. - EBP	1,784	1,783	1
Gestora de Inteligência de Crédito	1,257,492	1,295,424	(37,932)
Santander Auto S.A.	316,709	278,327	38,382
Jointly Controlled by Santander Corretora de Seguros	3,066,701	3,048,870	17,830
Tecnologia Bancária S.A. - TECBAN	2,815,300	2,795,143	20,156
Hyundai Corretora de Seguros Ltda.	5,246	4,540	707
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	219,149	213,693	5,455
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	27,006	35,494	(8,488)
Significant Influence of Banco Santander	3,298,189	2,750,256	547,933
CIP S.A.	3,298,189	2,750,256	547,933
Significant Influence of Corretora de Seguros	485,398	366,626	118,772
Webmotors S.A.	485,398	366,626	118,772
Total	19,973,904	19,183,974	789,929

			2022
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	15,665,896	15,289,473	446,732
Banco RCI Brasil S.A.	11,232,921	11,078,109	211,111
Estruturadora Brasileira de Projetos S.A. - EBP	6,831	11,427	390
Gestora de Inteligência de Crédito	1,565,100	1,642,454	(68,330)
Santander Auto S.A.	208,976	182,551	26,425
CIP S.A	2,652,068	2,374,932	277,136
Jointly Controlled by Santander Corretora de Seguros	3,593,408	3,459,786	133,621
Webmotors S.A.	393,592	316,559	77,033
Tecnologia Bancária S.A. - TECBAN	2,973,912	2,921,075	52,837
Hyundai Corretora de Seguros Ltda.	4,025	4,037	(12)
PSA Corretora de Seguros e Serviços Ltda.	5,400	3,358	2,041
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	216,479	214,757	1,722

Total	19,259,304	18,749,259	580,353

Consolidated Financial Statements | December 31, 2023 | 64

*Values expressed in thousands, except when indicated

			2021
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	12,488,103	12,473,458	95,420
Banco RCI Brasil S.A.	11,147,493	11,080,238	157,462
Estruturadora Brasileira de Projetos S.A. - EBP	11,339	11,476	(136)
Gestora de Inteligência de Crédito	1,173,234	1,237,937	(74,136)
Santander Auto S.A.	156,037	143,807	12,230
Jointly Controlled by Santander Corretora de Seguros	3,055,130	2,824,094	231,035
Webmotors S.A.	342,195	276,743	65,452
Tecnologia Bancária S.A. - TECBAN	2,707,571	2,542,515	165,056
Hyundai Corretora de Seguros Ltda.	3,353	2,921	431
PSA Corretora de Seguros e Serviços Ltda.	2,011	1,915	96
Significant Influence of Banco Santander	14,871	17,548	(2,677)
Norchem Holding e Negócios S.A.	14,871	17,548	(2,677)
Total	15,558,104	15,315,100	323,778

The Bank does not have guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

b) Changes

The changes in the balance of this item in the years ended December 31, 2023, 2022 and 2021 were:

	2023	2022	2021
Jointly Controlled by Banco Santander
Balance at the beginning of the fiscal year	1,320,129	1,232,646	1,094,985
Change in corporate participation	(386,437)	(62,300)	(739)
Addition/(disposal)	5,000	103,500	13,746
Capital decreases/reduction	(2,667)	(809)	-
Equity method results	83,304	199,179	144,184
Dividends	(96,701)	(125,732)	(66,878)
Adjustment to fair value	(43,684)	(26,355)	47,348
Balance at the end of the fiscal year	878,944	1,320,129	1,232,646

Significant Influence of Banco Santander
Balance at beginning of year	407,441	-	-
Change in corporate participation	386,437	-	-
Equity method results	155,932	-	-
Dividends	(34,423)	-	-
Addition/(disposal)	54	407,441	-
Capital decreases/reduction	(185,371)
Adjustment to fair value	766
Balance at the end of the fiscal year	730,836	407,441	-

c) Impairment losses

No impairment losses were recognized for the non-recovery of investments in associates and joint ventures in 2023, 2022 and 2021.

Consolidated Financial Statements | December 31, 2023 | 65

*Values expressed in thousands, except when indicated

d) Other information

etails on the main jointly-controlled entities:

Banco RCI Brasil S.A.: Incorporated as a joint-stock company and headquartered in the state of Paraná, its main objective is to engage in investment, leasing, credit, financing, and investment activities, aimed at fostering the growth of automakers Renault and Nissan in the Brazilian market, with a primary focus on financing and leasing to end consumers. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, with its operations being executed within a framework of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the key decisions affecting this company are made jointly by Banco Santander and other controlling shareholders.

	2023	2022	2021
	Banco RCI Brasil	Banco RCI Brasil	Banco RCI Brasil
Assets	11,547,631	10,608,167	10,187,883
Liabilities	10,274,069	9,284,716	8,754,744
Cash and Cash Equivalents	8,541	306,035	341,015
Depreciation and amortization	(1,318)	(1,592)	(1,628)
Income	2,329,225	711,714	637,856
Interest income	358,937	1,784,427	1,308,649
Interest expenses	-	(1,111,611)	(592,776)
Income / (Expense) from Income Tax	(52,695)	(103,933)	(105,266)
Current Liabilities (excluding Trading, Other Liabilities, and Provisions)	-	3,817,483	3,293,251
Non-Current Liabilities (excluding Trading, Other Liabilities, and Provisions)	-	5,744,632	5,218,945

12.	Tangible assets

The Bank's tangible assets consist of fixed assets for its own use. The Bank does not hold any tangible assets as investment property nor are any assets leased under operating lease arrangements.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

In BRL thousands
Cost	Land and buildings	Data Processing Systems	Furniture, Equipment, and Vehicles	Leased Fixed Assets	Others	Total
Balance on December 31, 2020	2,816,745	3,783,646	10,463,657	3,575,076	1,247	20,640,371
Additions	32,959	435,858	693,957	-	-	1,162,774
Additions resulting mergers	-	-	-	103,449	-	103,449
Cancellation of lease agreements	-	-	-	(254,101)	-	(254,101)
Write-off	(50,181)	(1,584,956)	(402,817)	-	-	(2,037,954)
Transfers	-	651,607	(468,561)	-	-	183,046
Balance on December 31, 2021	2,799,523	3,286,155	10,286,236	3,424,424	1,247	19,797,585

Additions	44,475	185,248	896,388	-	-	1,126,111
Additions resulting mergers	-	-	-	333,742	-	333,742
Cancellation of lease agreements	-	-	-	(115,842)	-	(115,842)
Write-off	(49,212)	(215,731)	(531,621)	-		(796,564)
Transfers	-	54,958	26,128	-	-	81,086
Balance on December 31, 2022	2,794,786	3,310,630	10,677,131	3,642,324	1,247	20,426,118

Additions	120,086	866,517	459,244	-	-	1,445,847
Additions by Company Acquisition	-	-	-	43,116	-	43,116
Cancellation of lease agreements	-	-	-	(624,352)	-	(624,352)
Write-off	(221,593)	(236,442)	(595,718)	-	-	(1,053,753)
Transfers	32,550	(122,187)	82,959	-	-	(6,678)
Balance on December 31, 2023	2,725,829	3,818,518	10,623,616	3,061,088	1,247	20,230,298

Consolidated Financial Statements | December 31, 2023 | 66

*Values expressed in thousands, except when indicated

Accumulated depreciation	Land and buildings	Data Processing Systems	Furniture, Equipment, and Vehicles	Leased Fixed Assets	Works in Progress and Others	Total
Balance on December 31, 2020	(902,860)	(2,245,544)	(6,762,293)	(1,123,878)	-	(11,034,575)
Additions	(108,946)	(291,174)	(896,705)	(553,955)	-	(1,850,780)
Write-off	38,337	940,737	448,471	572,833	-	2,000,378
Transfers	-	10	(102,187)	-	-	(102,177)
Balance on December 31, 2021	(973,469)	(1,595,971)	(7,312,714)	(1,105,000)	-	(10,987,154)

Additions	(101,576)	(332,594)	(865,145)	(560,728)	-	(1,860,043)
Write-off	28,904	214,948	404,157	-	-	648,009
Transfers	-	(117)	(3,673)	-	-	(3,790)
Balance on December 31, 2022	(1,046,141)	(1,713,734)	(7,777,375)	(1,665,728)	-	(12,202,978)

Additions	(417,140)	(514,483)	(263,059)	(646,934)	-	(1,841,616)
Write-off	587,277	215,365	133,799	-	-	936,441
Transfers	(19)	(13,565)	10,329	-	-	(3,255)
Balance on December 31, 2023	(876,023)	(2,026,417)	(7,896,306)	(2,312,662)	-	(13,111,408)

Impairment losses:
Balance on December 31, 2020	(25,608)	-	(29,690)	-	(13,387)	(68,685)
Impacts on results	3,310	-	38,729	-	-	42,039
Balance on December 31, 2021	(22,298)	-	9,039	-	(13,387)	(26,646)

Impacts on results	(5,644)	-	(87)	-	-	(5,731)
Balance on December 31, 2022	(27,942)	-	8,952	-	(13,387)	(32,377)

Impacts on results	(502)	-	(447)	-	-	(949)
Balance on December 31, 2023	(28,444)	-	8,505	-	(13,387)	(33,326)

Book Value
Balance on December 31, 2021	1,803,756	1,690,184	2,982,561	2,319,424	(12,140)	8,783,785
Balance on December 31, 2022	1,720,703	1,596,896	2,908,708	1,976,596	(12,140)	8,190,763
Balance on December 31, 2023	1,821,362	1,792,101	2,735,815	748,426	(12,140)	7,085,564

Depreciation expenses were recorded under the “Depreciation and Amortization” line item in the income statement.

b) Impairment losses

For the period ended December 31, 2023, an impairment expense of R$ 4,984 (12/31/2022 – R$4,439).

c) Commitment to purchase tangible assets

As of December 31, 2023, the Bank had no contractual commitments for the acquisition of tangible assets (12/31/2022 – R$50,047).

13.	Intangible assets - Goodwill

Goodwill represents the surplus between the acquisition cost and the Bank's share in the net fair value of the acquired entity's assets, liabilities, and contingent liabilities. When this excess is negative (negative goodwill), it is immediately recognized in the income statement. In accordance with IAS 36, goodwill is tested annually for impairment or whenever there are indications of impairment to the cash-generating unit to which it has been allocated. Goodwill is recorded at its cost minus accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses from the disposal of an entity include the carrying amount of the goodwill associated with the entity sold.

The recorded goodwill is subject to impairment testing (note 2.n.i) and has been allocated according to the operating segment (note 44).

Consolidated Financial Statements | December 31, 2023 | 67

*Values expressed in thousands, except when indicated

	Commercial Bank
	2023	2022	2021
Main assumptions:
Criteria for determining the recoverable amount	Value in use: cash flows
Period of cash flow projections (1)	5 years	5 years	5 years
Perpetual growth rate (1)	5.4%	5.1%	4.8%
Pre-tax discount rate (2)	20.3%	20.1%	18.8%
Discount rate (2)	13.0%	12.9%	12.3%
(1)	Cash flow projections are based on the internal budget and management’s growth plans, taking into account historical data, expectations, and market conditions, including industry growth, interest rates, and inflation rates.
(2)	The discount rate is determined based on the Capital Asset Pricing Model (CAPM).

Based on the test carried out, no loss of recoverable value of goodwill was identified on December 31, 2023, 2022 and 2021.

In BRL thousands	2023	2022	2021

Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565	27,217,565
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,770	160,771	305,937
EmDia Serviços Especializados em Cobranças Ltda.	184,447	236,626	237,663
Olé Consignado (Atual Denominação Social do Banco Bonsucesso Consignado)	62,800	62,800	62,800
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590	32,613
Return Capital Serviços de Recuperação de Créditos S.A. (atual denominação social da Ipanema Empreendimentos e Participações S.A.)	41,324	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,381	16,381
Paytec Tecnologia em Pagamentos Ltda.	-	-	11,336
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	5,271	5,271
Banco PSA Finance Brasil S.A.	-	1,557	1,557
Apê11 Tecnologia e Negocios Imobiliarios S.A.	9,777	9,777	-
Monetus Investimentos S.A.	39,919	39,919	-
Mobills Labs Soluções em Tecnologia LTDA	39,589	39,589	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135	-
Total	27,852,568	27,889,327	27,915,469

In BRL thousands	2023	2022	2021

Balance at the beginning of the fiscal year	27,889,327	27,915,469	28,360,137
Acquisitions (write-offs):
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	-	-	(1,039,304)
Toro Corretora de Títulos e Valores Mobiliários Ltda.	-	(145,167)	305,937
EmDia Serviços Especializados em Cobranças Ltda.	(52,180)	(1,036)	237,663
Solution 4Fleet Consultoria Empresarial S.A.	-	(23)	32,613
Paytec Tecnologia em Pagamentos Ltda.	-	(11,336)	11,336
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	-	-	5,271
Apê11 Tecnologia e Negócios Imobiliários S.A.	-	9,777	-
Monetus Investimentos S.A.	-	39,919	-
Mobills Labs Soluções em Tecnologia Ltda.	-	39,589	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	-	42,135	-
Banco PSA Finance Brasil S.A.	(1,557)	-	-
Others	16,978	-	1,816
Banco ABN Amro Real S.A. (Banco Real)	-	-	1,816
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	16,978	-	-
Balance at the end of the fiscal year	27,852,568	27,889,327	27,915,469

A quantitative goodwill impairment test is conducted annually. At the end of each fiscal year, an analysis is performed to identify any indicators of impairment. For the fiscal years of 2023, 2022 and 2021 based on these tests there was no impairment.

Consolidated Financial Statements | December 31, 2023 | 68

*Values expressed in thousands, except when indicated

In the goodwill impairment test, conducted based on the December 2023 scenario, and where the discount and perpetuity growth rates are identified as the most sensitive assumptions for the calculation of the present value (value in use) of future discounted cash flows, it was determined that no evidence of impairment.

14.	Intangible assets - Other intangible assets

The breakdown, by asset category, of other intangible assets in the consolidated balance sheets is as follows:

Cost	Information Technology Development	Other assets	Total
Balance on December 31, 2020	6,353,841	362,196	6,716,037
Additions	1,429,459	71,103	1,500,562
Write-off	(633,534)	(3,270)	(636,804)
Transfers	(124,157)	-	(124,157)
Balance on December 31, 2021	7,025,609	430,029	7,455,638

Additions	1,536,146	201,402	1,737,548
Write-off	(186,429)	(1,345)	(187,774)
Transfers	5,986	(38)	5,948
Balance on December 31, 2022	8,381,312	630,048	9,011,360

Additions	1,817,701	89,171	1,906,872
Write-off	(239,768)	(28,383)	(268,151)
Transfers	6,679	-	6,679
Balance on December 31, 2023	9,965,924	690,836	1,645,400

Accumulated amortization
Balance on December 31, 2020	(3,982,788)	(256,954)	(4,239,742)
Additions	(569,370)	(13,771)	(583,141)
Write-off	343,216	(4,558)	338,658
Balance on December 31, 2021	(4,208,942)	(275,283)	(4,484,225)

Additions	(651,724)	(73,735)	(725,459)
Write-off	40,085	2,991	43,076
Balance on December 31, 2022	(4,820,581)	(346,027)	(5,166,608)

Additions	(857,292)	(42,042)	(899,334)
Write-off	34,231	48,714	82,945
Balance on December 31, 2023	(5,643,642)	(339,355)	(5,982,997)

Impairment loss - IT	Information Technology Development	Other assets	Total
Balance on December 31, 2020	(69,934)	-	(69,934)
Impact on net profit (1)	(23,066)	(7,094)	(30,160)
Balance on December 31, 2021	(93,000)	(7,094)	(100,094)

Impact on net profit (1)	(10,091)	(21,160)	(31,251)
Balance on December 31, 2022	(103,091)	(28,254)	(131,345)

Impact on net profit (1)	(16,044)	(3,429)	(19,473)
Balance on December 31, 2023	(119,135)	(31,683)	(150,818)

Book Value
Balance on December 31, 2021	2,723,667	147,652	2,871,319
Balance on December 31, 2022	3,457,640	255,767	3,713,407
Balance on December 31, 2023	4,203,147	319,798	4,522,945
(1)	Refers to impairment losses on assets in the acquisition and development of software. The impairment loss on the acquisition and development of software was recognized due to obsolescence and discontinuation of the respective systems.

Consolidated Financial Statements | December 31, 2023 | 69

*Values expressed in thousands, except when indicated

Amortization expenses were recorded under the “Depreciation and Amortization” line item in the income statement.

15.	Other assets

The breakdown of “Other assets” is as follows:

In BRL thousands	2023	2022	2021

Other amounts receivable from customers	1,853,699	1,645,963	922,860
Prepaid expenses	1,272,342	1,031,104	797,365
Contractual Guarantees from Former Controlling Shareholders	496	496	496
Actuarial asset (Note 21)	338,820	292,770	287,808
Other receivables (1)	2,531,294	5,304,196	4,040,499
Total	5,996,651	8,274,529	6,049,028
(1)	Mainly represents the payment of premiums from the portfolio of payroll loans.

Consolidated Financial Statements | December 31, 2023 | 70

*Values expressed in thousands, except when indicated

16.	Brazilian Central Bank deposits and deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial liabilities at amortized cost	118,511,957	116,079,014	121,005,909
Total	118,511,957	116,079,014	121,005,909

Type:
Demand deposits (1)	5,100,220	3,520,842	126,203
Time deposits (2)	95,289,502	87,824,144	75,754,363
Repurchase agreements	18,122,235	24,734,028	45,125,343
Comprising:
Operations Backed by Private Securities (3)	62,882	70,188	13,478,131
Backed operations with Government Securities	18,059,353	24,663,840	31,647,212
Total	118,511,957	116,079,014	121,005,909
(1)	Non-remunerated accounts.
(2)	Includes transactions with credit institutions arising from export and import financing lines, domestic transfers (BNDES and Finame), foreign transfers, and other overseas credit lines.
(3)	These primarily relate to repurchase agreements secured by debentures issued by the Bank itself.

In BRL thousands	2023	2022	2021

Currency:
Real	43,195,827	46,952,884	62,322,887
Euro	-	-	9,309
U.S. dollar	71,924,538	68,661,828	58,673,713
Other currencies	3,391,592	464,302	-
Total	118,511,957	116,079,014	121,005,909

17.	Customer deposits

The breakdown, by classification and type, of “Customer deposits” is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial liabilities at amortized cost	583,220,576	489,953,489	468,961,069
Total	583,220,576	489,953,489	468,961,069

Type:
Demand deposits
Current accounts (1)	36,598,932	26,607,407	41,742,247
Savings accounts	58,075,460	60,170,586	65,248,913
Time deposits	390,497,032	339,943,008	280,955,456
Repurchase agreements	98,049,152	63,232,488	81,014,453
Comprising:
Backed operations with Private Securities (2)	21,550,508	17,309,369	20,103,099
Backed operations with Government Securities	76,498,644	45,923,119	60,911,354
Total	583,220,576	489,953,489	468,961,069
(1)	Non-remunerated accounts.
(2)	Referem-se, basicamente, a operações compromissadas com lastro em debêntures de emissão própria.

Note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

Consolidated Financial Statements | December 31, 2023 | 71

*Values expressed in thousands, except when indicated

18.	Liabilities arising from securities

The breakdown, by classification and type, of “Liabilities arising from securities” is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial Liabilities Measured at Fair Value in Income Held for Trading	5,985,593	8,921,518	7,459,784
Financial liabilities at amortized cost	124,397,422	107,120,875	79,036,792
Total	130,383,015	116,042,393	86,496,576

Type:
Real estate credit notes - LCI (1)	41,677,823	34,997,824	28,918,966
Eurobonds	13,612,088	14,508,126	12,952,068
Financial Bills (2)	22,729,058	33,713,048	25,074,264
Agribusiness credit notes - LCA	36,422,805	24,045,319	16,989,434
Secured Real Estate Notes (3)	15,941,241	8,778,076	2,561,845
Total	130,383,015	116,042,393	86,496,576
(1)	Real estate credit notes ("LCI") are fixed income securities backed by real estate loans and secured by either mortgage or fiduciary transfer of properties. As of December 31, 2023, their maturity dates ranged from 2024 to 2030 (2022 - with maturity dates from 2023 to 2028 and 2021 maturity dates from 2022 to 2028).
(2)	The key attributes of financial bills include a minimum term of two years, a minimum nominal value of R$50, and the permission for early redemption of only 5% of the issued amount. As of December 31, 2023, their maturity dates ranged from 2024 to 2023 (2022 - with maturity dates from 2023 to 2032 and 2021 - maturity dates from 2022 to 2031).
(3)	Secured real estate notes are fixed-income securities backed by real estate loans collateralized by the issuer and by a pool of real estate loans segregated from the issuer's other assets. As of December 31, 2023, their maturity dates ranged from 2024 to 2035 (12/31/2022), with maturity dates from 2023 to 2032)."

Indexing Units:	Domestic Currency	Foreign Currency

Financial Bills	100% to 108% of CDI	-
	100% of IPCA	-
	Pre fixed: 6.18% to 14.31%	-
Real estate credit notes - LCI	86% to 105.8% of CDI	-
	Pre fixed: 4.38% of 14%	-
	100% of IPCA	-
	IPCA 1,5% to 1,7%	-
	TR 100%.	-
Agribusiness credit notes - LCA	64% to 108% of CDI	-
	4.83% to 13.72% of SELIC	-
Secured Real Estate Notes - LIG	80% to 106% of CDI	-
	100% of IPCA	-
	Pré-fixados 100%	-
Eurobonds	-	0,04% to 13.04%
CDI+6,4%
	-	CDI+9%

Consolidated Financial Statements | December 31, 2023 | 72

*Values expressed in thousands, except when indicated

The currency breakdown of the balance for this item is as follows:

In BRL thousands
Currency:	2023	2022	2021

Real	116,770,927	101,534,267	73,544,509
U.S. dollar	13,612,088	14,508,126	12,952,068
Total	130,383,015	116,042,393	86,496,576

	Average interest rate (%)
Currency:	2023	2022	2021

Real	11.9%	12.3%	5.4%
U.S. dollar	4.9%	5.2%	5.7%
Total	8.4%	8.8%	5.6%

The changes in “Liabilities arising from securities” were as follows:

In BRL thousands	2023	2022	2021

Balance at the beginning of the fiscal year	116,042,393	86,496,576	56,875,514
Issuances	75,404,958	60,583,109	101,784,961
Payments	(63,400,960)	(39,154,639)	(97,220,580)
Interest (Note 32)	4,998,766	6,951,908	4,536,849
Exchange differences and Others	(2,662,142)	1,165,439	20,519,832
Balance at the end of the fiscal year	130,383,015	116,042,393	86,496,576

The composition of "Eurobonds and other securities" is as follows:

As of December 31, 2023, 2022 and 2021, none of these instruments had been converted into shares of the Bank nor had they obtained privileges or rights that, under certain circumstances, would render them convertible into shares.

Note 43-d provides details on the residual maturity periods of the financial liabilities at amortized cost for each fiscal year.

The breakdown of “Eurobonds and other securities” is as follows:

Issuance	Maturity by	Interest Rate (p.a.)	2023	2022	2021
2018	2025	Up to 6.4% + CDI	-	-	306,253
2019	2027	Up to 9% + CDI	-	32,204	1,189,699
2020	2027	Up to 9% + CDI	-	90,069	3,363,551
2021	2031	Up to 9% + CDI	3,337,315	6,306,335	8,092,563
2022	2035	Up to 9% + CDI	1,918,929	8,079,519	-
2023	2033	Up to 9% + CDI	8,355,844	-	-
Total			13,612,088	14,508,127	12,952,066

Consolidated Financial Statements | December 31, 2023 | 73

*Values expressed in thousands, except when indicated

19.	Debt Instruments Eligible as Capital

The details of the balance for “Debt Instruments Eligible as Capital,” associated with the issuance of instruments to constitute Tier 1 and Tier 2 of the regulatory capital as part of the Capital Optimization Plan, are as follows:

					2023	2022	2021
	Issuance	Maturity	Value (in millions)	Interest Rate (p.a.)
Tier I (1)	nov-18	No Term (Perpetual)	US$1,250	7.250%	6,116,218	6,591,740	7,050,080
Tier II (1)	nov-18	nov/28	US$1,250	6.125%	-	6,580,937	7,038,527
Financial Bills - Tier II (2)	nov-21	nov-31	R$5,300	CDI+2%	7,072,124	6,133,677	5,351,046
Financial Bills - Tier II (2)	dez-21	dez-31	R$200	CDI+2%	266,647	231,264	201,755
Financial Bills - Tier II (2)	out-23	out-33	R$6,000	CDI+1,6%	6,171,978	-	-
Total					19,626,967	19,537,618	19,641,408
(1)	The issuances were conducted through the Cayman Branch and are not subject to withholding tax, with interest paid semi-annually, beginning from May 8, 2019.
(2)	Financial Bills issued in 2021 and 2023 include a redemption and repurchase option

	2023	2022	2021
Balances at the beginning of the fiscal year	19,537,618	19,641,408	13,119,660
Issuance - Tier II	6,000,000	-	5,500,000
Interest payment Tier I (1)	461,186	484,291	505,300
Interest payment Tier II (1)	1,464,586	379,103	449,899
Exchange differences / Others	(614,496)	(105,467)	977,855
Payments of interest - Tier I	(507,291)	(467,099)	(493,071)
Payments of interest - Tier II	(206,683)	(394,618)	(418,235)
Repurchase	(6,507,953)	-	-
Balance at the end of the fiscal year	19,626,967	19,537,618	19,641,408
(1)	Interest remuneration related to Tier 1 and Tier 2 Debt Instruments Eligible as Capital was recorded in the period’s results as “Interest and Similar Expenses” (Note 32).

The specific characteristics of the Notes issued for Tier I inclusion are: (a) Principal: US$1,250 billion; (b) Interest Rate: 7.25% p.a.; (c) no maturity date (perpetual); (d) Interest payment frequency: semi-annually, beginning on May 8, 2019.

The specific characteristics of the Notes issued for Tier II inclusion are: (a) Principal: US$1,250 billion; (b) Interest Rate: 6.125% p.a.; (c) Maturity date: November 8, 2028; and (d) Interest payment frequency: semi-annually, beginning on May 8, 2019.

The Notes possess the following characteristics in common:

(a) Unit value of no less than US$150 thousand and in whole multiples of US$1 thousand for any amount exceeding this minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary of their issuance date, at the sole discretion of the Bank or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

Consolidated Financial Statements | December 31, 2023 | 74

*Values expressed in thousands, except when indicated

20.	Other financial liabilities

The breakdown of the balances for this item is as follows:

In BRL thousands	2023	2022	2021

Credit cards	54,169,518	38,941,974	45,976,315
Transactions pending settlement (1)	7,685,564	20,743,759	10,861,143
Dividends and Interest on Equity Payable	137,284	191,720	1,029,952
Tax collection accounts - Tax payables	1,208,245	1,108,778	969,939
Liabilities associated with the transfer of assets (Note 9.g)	25,497	32,138	40,511
Other financial liabilities	1,567,476	1,574,735	2,570,656
Total	64,793,584	62,593,104	61,448,516
(1)	Includes transactions pending settlement with B3 S.A. and foreign currency payment orders.

21.	Obligations for pension and similar liabilities

As of December 31, 2023, the balance of provisions for pension funds and similar liabilities amounted to R$2,543,504 (2022 - R$1,775,202 and 2021 - R$2,728,126).

I. Supplementary pension plan

Banco Santander and its subsidiaries sponsor closed supplementary pension entities and assistance funds, aiming to provide additional retirement and pension benefits beyond those offered by Social Security, in accordance with the basic regulations of each plan.

• Banesprev - Banespa Social Security Fund (Banesprev))

Benesprev manages the following defined and variable benefit plans: Plan I, Plan II, Plan III, Plan IV, Plan V, Retirement and Pension Supplementation Plan – Pre 75, Sanprev Plan I, Sanprev Plan II, Sanprev Plan III, DCA, DAB, and CACIBAN. All of these plans are closed to new participants.

•	Sanprev – Santander Pension Association (Sanprev)

Sanprev, a closed supplementary pension fund that managed three benefit plans, two under the Defined Benefit modality and in the form of Variable Contribution, transferred the management of these plans to Banesprev in January 2017. As stipulated by PREVIC Ordinance No. 389, dated May 8, 2018, the termination of Sanprev's operating license was approved.

•	Bandeprev - Bandepe Social Security (Bandeprev)

Defined Benefit Plan sponsored by Banco Bandepe S.A. and Banco Santander, managed by Bandeprev. The plans are segmented into a basic plan and a special supplementary retirement plan, each characterized by distinct eligibility criteria, contributions, and benefits tailored to specific participant subgroups. The plans have been closed to new enrollments since 1999 for employees of Banco Bandepe S.A. and from the year 2011 for all other individuals.

SantanderPrevi - Private Pension Entity (SantanderPrevi): this is a closed supplementary pension entity focused on establishing and implementing pension benefit plans that supplement the general social security system, in accordance with applicable legislation.

The SantanderPrevi Retirement Plan is established under the Defined Contribution modality and has been closed to new enrollments since July of 2018, following approval by PREVIC. Contributions are jointly made by the sponsoring companies and the participants of the plan. The amounts allocated by the sponsoring companies for the fiscal year of 2023 totaled R$54,774 (2022 – R$58,960 and 2021 – R$69,142).

It has 10 instances of benefits granted with lifetime annuities originating from a previous plan.

SBPREV - Santander Brasil Open Pension: effective from January 2, 2018, Santander introduced a new optional supplementary pension program for newly hired employees and those not enrolled in any other pension plan managed by the Closed Supplementary Pension Entities of the Santander Brasil Conglomerate. This program features the PGBL - Free Benefit Generator Plan and VGBL - Life Benefit Generator Plan modalities, managed by Icatu Seguros, an Open Supplementary Pension Entity, available for new enrollments. Contributions are jointly made by the sponsor/establishing-insuring companies and the plan participants. The amounts allocated by the sponsors for the fiscal year of 2023 totaled R$29,348 (2022 – R$22,068 and 2021 – R$ 17,880).

Consolidated Financial Statements | December 31, 2023 | 75

*Values expressed in thousands, except when indicated

II. Health and Dental Care Plan

Cabesp - Employee Assistance Fund of Banco do Estado de São Paulo ("Banespa"):

The entity is dedicated to covering medical and dental expenses for employees hired prior to the privatization of Banespa in 2000, as defined in the entity's bylaws. The plans managed by the entity include:

•	Retirees from HolandaPrevi (currently known as SantanderPrevi);
•	Former Employees of Banco Real (Retired by Circulars).

Retirees from Bandeprev:

The healthcare plan provided to retirees affiliated with Bandeprev constitutes a lifelong benefit. Banco Santander subsidizes 50% of the plan's cost for individuals who retired by November 27, 1998. For those retiring after this specified date, the subsidy is 30%.

Officers with Lifetime Benefits (Lifetime Officers):

This benefit is limited to a small, select group of former Officers from Banco Sudameris, with the Bank subsidizing 100%.

Health Officers:
Officers, Executive Officers, Vice Presidents, and the Chief Executive Officer may, at their discretion, opt for lifelong enrollment in the medical assistance plan upon termination of their employment with Banco Santander or its affiliated companies without just cause, provided they meet the following conditions: having contributed to the health plan for a minimum of 3 (three) years; having served in a executive capacity at Banco Santander or its affiliated companies for a minimum of 3 (three) years; being at least xx years old. The plan will continue under the same terms as enjoyed by the OFFICER at the time of their departure, including the obligation to pay their share, which must be settled via bank slip. Dependents who were covered at the time of the officer's departure will remain on the same plan, with the inclusion of new dependents strictly prohibited under any circumstances.

Life Insurance for Retirees (Life Insurances):

Granted to Circular Retirees: compensation for natural death, disability due to illness, and accidental death. The subsidy amounts to 45% of the premium value. This is a closed pool.

Life Insurance Assistance Fund (Life Insurance):

In December of 2018, life insurance coverage was included in the insurance for retirees from the DCA, DAB, and CACIBAN plans. This insurance was extended to retirees from the former Banco Meridional, with coverage according to the retiree's selection upon enrollment in the benefit. The Bank provides a subsidy of 50% of the premium for the policyholder, and some retirees have a spouse clause, contributing 100% towards the cost. This is a closed pool.

Free Clinic:

A free lifetime clinical assistance plan is offered to retirees who have contributed to the Sudameris Foundation for at least 25 years. This plan includes an upgrade option if the beneficiary opts for a private room, although the default offering is in a standard ward setting. In such cases, the cost is 100% of the Sudameris Foundation.

In addition, retired employees are entitled to continue as beneficiaries of the Bank's health plan, provided they meet specific legal criteria and fully cover their respective contributions. Santander provides the same level of healthcare coverage to retirees as they enjoyed during the tenure of their employment contracts. Banco Santander's obligations towards retirees are assessed using actuarial calculations based on the present value of current costs.

Consolidated Financial Statements | December 31, 2023 | 76

*Values expressed in thousands, except when indicated

III. Actuarial Techniques

The value of the defined benefit obligations was determined by independent actuaries employing the following actuarial techniques:

•	Valuation method

Projected Unit Credit Method, which recognizes each year of service as generating an additional unit of entitlement to benefits and evaluates each unit separately.

	2023		2022		2021
Actuarial Assumptions Adopted in the Calculations	Retirement	Health	Retirement	Health	Retirement	Health
Nominal Discount Rate for Actuarial Liability	8.7%	8.7%	9,44% ¹ and 9,64%	9,46% ² and 9,64%	8.4%	8.4%
Rate for Determining Interest on Assets for the Following Fiscal Year	8.7%	8.7%	9,44% ¹ and 9,64%	9,46% ² and 9,64%	8.4%	8.4%
Projected Long-Term Inflation Rate	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Projected Nominal Wage Growth Rate	3.5%	N/A	3.5%	N/A	3.5%	N/A
General Mortality Table	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

Changes in the present value of liabilities accrued as defined benefits and the breakdown of actuarial gains (losses) arising from experience, financial assumptions, and demographic assumptions of 2023 and the last 2 years are as follows:

	Post-Employment Plans			Other Similar Obligations
	2023	2022	2021	2023	2022	2021
Present value of liabilities at the beginning of the fiscal period	24,106,720	26,503,960	28,681,417	4,588,664	5,123,868	5,918,026
Costs of current services (Note 39)	(911)	1,432	1,799	4,903	5,015	6,820
Interest cost	2,188,015	2,175,565	1,971,031	429,103	427,484	417,536
Paid benefits	(2,487,932)	(3,269,089)	(2,159,866)	(448,912)	(398,149)	(373,341)
Actuarial losses (gains)	2,433,313	(1,347,974)	(1,992,512)	556,575	(569,554)	(845,173)
Others	2,345	42,826	2,091	-	-	-
Present value of liabilities at the end of the fiscal period	26,241,550	24,106,720	26,503,960	5,130,333	4,588,664	5,123,868
Any less:
Fair value of plan assets (1)	27,328,362	27,316,715	28,321,826	5,570,353	4,945,407	5,096,262
Unrecognized assets (1)	(2,649,505)	(4,141,741)	(3,645,083)	(1,082,010)	(907,430)	(585,495)
Provisions - net	1,562,694	931,746	1,827,217	641,990	550,687	613,101

Total provisions for pension plans, net	2,204,684	1,482,433	2,440,318
Of which:
Actuarial provisions	2,543,504	1,775,202	2,728,126
Actuarial assets (note 15)	338,820	292,770	287,808

Experience-Based Adjustments in Net Assets	(99,752)	(950,298)	(791,317)	387,599	(399,946)	(521,100)

Plan Experience	(585,676)	(739,281)	(2,640,120)	(171,107)	(10,858)	(290,878)
Changes in Financial Assumptions	(1,652,752)	2,087,825	4,632,632	(419,306)	580,286	1,136,497
Changes in Demographic Assumptions	(178,125)	(174)	-	33,838	126	(446)
Actuarial Gain (Loss) - Obligation	(2,416,553)	1,348,370	1,992,512	(556,575)	569,554	845,173
Return on Investments Different from the Return Implicit in the Discount Rate	(127,052)	(962,916)	(791,317)	387,599	(403,979)	(521,100)
Actuarial Gain (Loss) - Asset	(127,052)	(962,916)	(791,317)	387,599	(403,979)	(521,100)
Change in Surplus/Irrecoverable Deficit	1,801,693	(82,891)	(630,255)	(89,852)	(254,205)	(313,984)
(1)	This refers to the surplus plans Banesprev I and III, Sanprev I, II, and III, and Bandeprev.

Consolidated Financial Statements | December 31, 2023 | 77

*Values expressed in thousands, except when indicated

The amounts recognized in the consolidated statement of income relating to the previously mentioned defined benefit liabilities are as follows:

	Post-Employment Plans			Other Similar Obligations
	2023	2022	2021	2023	2022	2021
Income
Personnel expenses - Costs of current services (note 39)	(911)	1,432	1,799	4,903	5,015	6,820
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	(198,288)	2,175,565	(81,681)	(42,656)	427,484	14,985
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	308,381	(2,064,384)	252,608	84,729	(382,028)	31,500
Other movements - Extraordinary Charges	(280)	41,546	2,117	(91)	31	(135)
Total	108,902	154,159	174,843	46,885	50,502	53,170

The fluctuations in the fair value of the plan’s assets were as follows:

	Post-Employment Plans			Other Similar Obligations
	2023	2022	2021	2023	2022	2021
Fair value of plan assets at the beginning of the year	27,316,715	28,321,826	28,634,891	4,945,407	5,096,263	5,398,667
Interest Income (Expenses)	2,386,330	2,477,872	2,052,712	471,759	449,758	402,551
Remeasurement – Real gain (loss) on actuarial assets excluding interest expenses (net)	(99,752)	(950,298)	(791,317)	387,599	(399,946)	(521,100)
Contributions	212,719	750,690	589,006	173,335	164,876	151,926
Being:
By the Bank	210,367	747,913	585,437	173,335	164,876	151,926
By plan participants	2,352	2,777	3,569	-	-	-
Paid benefits	(2,487,650)	(3,269,258)	(2,159,866)	(407,746)	(365,544)	(335,781)
Exchange rate variations and other items	-	(14,117)	(3,600)	-	-	-
Fair value of plan assets at the end of the year	27,328,362	27,316,715	28,321,826	5,570,354	4,945,407	5,096,263

The assumptions concerning healthcare cost rates have a significant impact on the amounts recognized in the financial statements. A one percentage point change in healthcare cost rates would have the following effects:

					Sensitivity
	2023		2022		2021
	Current Service Cost and Interest	Present Value of Liabilities	Current Service Cost and Interest	Present Value of Liabilities	Current Service Cost and Interest	Present Value of Liabilities
Interest rate
(+)0,5%	(27,627)	(346,439)	(22,524)	(240,984)	(25,444)	(305,114)
(-)0,5%	24,768	266,243	24,802	265,351	28,133	337,349
General Mortality Table
Aplicada (+) 2 anos	(50,263)	(611,723)	(42,586)	(455,624)	(44,619)	(535,039)
Aplicada (-) 2 anos	48,527	544,105	45,310	484,763	47,934	574,793
Cost of Medical Care
(+)0,5%	26,968	291,763	29,297	313,438	31,280	375,089
(-)0,5%	(30,133)	(376,538)	(27,104)	(289,978)	(28,762)	(344,891)

Consolidated Financial Statements | December 31, 2023 | 78

*Values expressed in thousands, except when indicated

The following table presents the duration of actuarial liabilities of the plans sponsored by Banco Santander:

Post-Employment Plans		Other Similar Obligations
Plans	Duration (Average in Years)	Plans	Duration (Average in Years)
Banesprev Plano I	8.89	Cabesp	12.01
Sanprev	8.16	Bandepe	10.39
Bandeprev	6.30	Clínica Grátis	9.32
SantanderPrevi	6.11	Diretores Vitalícios	6.90
CACIBAN / DAB / DCA	6,07 / 5,13 / 5,51	Diretores Saúde	23.81
		Circulares (1)	9,02 / 8,34
		Seguro de Vida	5.28

Consolidated Financial Statements | December 31, 2023 | 79

*Values expressed in thousands, except when indicated

22.	Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of “Obligation and Provisions” is as follows:

In BRL thousands	2023	2022	2021

Provisions for pension funds and similar liabilities (Note 21)	2,543,504	1,775,202	2,728,126
Provisions for judicial and administrative proceedings, commitments, and other provisions	8,930,277	7,339,941	8,876,356
Judicial and Administrative Proceedings for Liabilities of Former Controlling Shareholders (Note 15)	496	496	496
Judicial and administrative proceedings	8,457,667	6,754,262	7,668,914
Comprising:
Civil	2,888,359	2,875,936	3,231,004
Labor	3,277,476	1,700,752	2,071,811
Tax and Social Security	2,291,832	2,177,574	2,366,099
Provisions for contingent liabilities (Note 22.b.1)	382,485	430,484	908,027
Miscellaneous provisions	89,629	154,700	298,919
Total	11,473,781	9,115,143	11,604,482

b) Changes

The changes “Obligation and Provisions” were as follows:

In BRL thousands	2023

	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	1,775,202	7,339,941	9,115,143
Additions charged to income:
Interest expense and similar charges	154,499	-	154,499
Personnel Expenses (Note 39)	3,788	-	3,788
Establishment / Reversals and Adjustments of Provisions	(89)	4,472,411	4,472,322
Other Comprehensive Income	834,702	-	834,702
Establishment / Reversal of provisions for contingent commitments	-	(47,999)	(47,999)
Payments to external funds	(251,467)	-	(251,467)
Amount paid	-	(2,834,076)	(2,834,076)
Transfer to other assets - actuarial assets (Note 15)	26,869	-	26,869
Transfers, foreign exchange fluctuations, and other variations	-	-	-
Balance at the end of the fiscal year	2,543,504	8,930,277	11,473,781

In BRL thousands	2022

	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	2,728,126	8,876,356	11,604,482
Additions charged to profit or loss:
Interest and Similar Income and Expenses	156,637	-	156,637
Personnel Expenses (Note 39)	6,447	-	6,447
Establishment / Reversals and Adjustments of Provisions	40,470	1,652,562	1,693,032
Other Comprehensive Income	(401,147)	-	(401,147)
Establishment / Reversal of provisions for contingent commitments	-	(477,543)	(477,543)
Payments to external funds	(783,187)	-	(783,187)
Amount paid	-	(2,713,474)	(2,713,474)
Transfer to other assets - actuarial assets (Note 15)	27,856	-	27,856
Transfers, foreign exchange fluctuations, and other variations	-	2,040	2,040
Balance at the end of the fiscal year	1,775,202	7,339,941	9,115,143

Consolidated Financial Statements | December 31, 2023 | 80

*Values expressed in thousands, except when indicated

Thousand of reais	2021

	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	3,929,265	9,885,713	13,814,978
Additions charged to profit or loss:
Interest and Similar Income and Expenses	217,413	-	217,413
Personnel Expenses (Note 39)	8,619	-	8,619
Establishment / Reversals and Adjustments of Provisions	(1,618)	1,997,788	1,996,170
Other Comprehensive Income	(833,511)	-	(833,511)
Establishment / Reversal of provisions for contingent commitments	-	183,248	183,248
Payments to external funds	(619,086)	-	(619,086)
Amount paid	-	(3,222,395)	(3,222,395)
Transfer to other assets - actuarial assets (Note 15)	27,045	-	27,045
Transfers, foreign exchange fluctuations, and other variations	-	32,002	32,002
Balance at the end of the fiscal year	2,728,126	8,876,356	11,604,483
(1)	For further information, please refer to note 21. Provisions for pension funds and similar liabilities

b.1) Provisions for contingent payments

As stated in note 1.iii, IFRS 9 mandates the recognition of a provision for expected loan losses on financial guarantee contracts that have not yet been honored. This provision expense, reflecting the credit risk, must be measured and recognized when such guarantees are honored and the guaranteed customer fails to meet their contractual obligations. Changes in these provisions during the fiscal years of 2023 and 2022 are detailed below.

In BRL thousands	2023	2022	2021

Balance at the beginning of the period	430,484	908,027	724,779
Establishment / Reversal of provisions for contingent commitments	(47,999)	(477,543)	183,248
Balance at end of year	382,485	430,484	908,027

c) Provisions for Tax and Social Security, Labor and Civil Matters

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, social security, labor, and civil matters, arising from their regular business operations.

Provisions have been established based on the nature, complexity, and historical context of the legal proceedings, as well as on the assessment of loss in the companies' proceedings, informed by the opinions of both internal and external legal advisors. It is Banco Santander's policy to fully provision the value at risk for proceedings deemed to have a probable loss.

Management understands that the provisions made are sufficient to meet legal obligations and potential losses arising from judicial and administrative proceedings as follows:

c.1) Judicial and Administrative Proceedings Pertaining to Tax and Social Security Matters

Main judicial and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax and social security disputes, which are classified based on the opinion of legal advisors as having a probable loss risk.

Provisional Contribution on Financial Transactions (CPMF) in Client Operations R$1,099,049 (12/31/2022 - R$1,016,253): in May of 2023, the Brazilian Federal Revenue Service issued an infraction notice to Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice to Banco Santander (Brasil) S.A. The notices addressed the levy of CPMF on transactions executed by Santander DTVM in managing its clients' assets and on clearing services provided by the Bank to Santander DTVM, spanning the years 2000, 2001 and 2002. The administrative proceeding concluded unfavorably for both entities. On July 3, 2015, the Bank and Santander Brasil Tecnologia S.A. (the current designation of Produban Serviços de Informática S.A. and Santander DTVM) initiated legal proceedings to annul both tax liabilities. The lawsuit resulted in an adverse verdict and judgment, prompting the filing of a Special Appeal to the Superior Court of Justice ("STJ") and an Extraordinary Appeal to the Supreme Court ("STF"), both awaiting judgment. Based on the legal advisors' evaluation, a provision was established to cover the probable loss in the lawsuit.

Consolidated Financial Statements | December 31, 2023 | 81

*Values expressed in thousands, except when indicated

National Institute of Social Security (INSS) R$138,250 (12/31/2022 - R$133,593): Banco Santander and its subsidiaries are engaged in judicial and administrative proceedings over the collection of social security contributions and the education charge on various payments which, as per the assessment of legal advisors, do not constitute remuneration under employment law.

Service Tax (ISS) - Financial Institutions - R$379,234 (2022 - R$319,020 and 2021 - R$283,528): Banco Santander and its subsidiaries are administratively and judicially disputing the demand by various municipalities for the payment of ISS on multiple income arising from operations that are not customarily classified as service provision. (Note 22.c.4 – Possible Loss Risk).

c.2) Judicial and Administrative Proceedings Pertaining to Labor Matters

These are legal actions initiated by Labor Unions, Associations, the Labor Public Prosecutor's Office, and former employees, claiming labor rights they believe are due, particularly regarding the payment of "overtime" and other labor rights, including proceedings related to retirement benefits.

For claims regarded as routine and alike in nature, provisions are recorded based on the historical average of settled cases. Claims that do not meet this criterion are provisioned based on an individual assessment, with provisions established according to the probable risk of loss, in compliance with the law and jurisprudence, as determined by the loss assessment conducted by legal advisors.

Former employees of Banespa

A class action lawsuit was initiated by AFABESP (Association of Retirees and Former Employees of Banespa) seeking the disbursement of the semi-annual bonus stipulated in the Bank's bylaws. The final judgment in the case was unfavorable to Santander. Consequently, each beneficiary of the judgment is now entitled to file an individual lawsuit to receive the owed amount. As of now, there are 7,422 individual lawsuits pending. The risk of loss is considered probable.

Given the varied positions adopted by the judgments for each case, a procedure known as the Incident of Resolution of Repetitive Demands ("IRDR") was initiated before the Regional Labor Court ("TRT") with the aim of establishing objective criteria concerning the claims presented by the Bank, particularly regarding the statute of limitations and the limitation of payments up to December 2006 (Plan V).

Finally, due to conflicting interpretations of the Federal Constitution, a Fundamental Precept Noncompliance Allegation Action ("ADPF") was filed, enabling the Federal Supreme Court ("STF") to resolve the dispute and designate the appropriate statute of limitations for use in individual cases filed.

As of December 31, 2023 the provision has been established based on the estimated probable loss from individual lawsuits against the Bank.

c.3) Judicial and Administrative Proceedings Pertaining to Civil Matters

These provisions typically arise from: (i) claims requesting a review of contractual terms and conditions or monetary adjustment requests, including alleged impacts from the implementation of various government economic plans, (ii) claims related to financing contracts, (iii) enforcement actions, and (iv) claims for compensation for losses and damages. For civil claims deemed routine and alike in nature, provisions are recorded based on the historical average of settled cases. Claims that do not meet this criterion are provisioned based on an individual assessment, with provisions established according to the probable risk of loss, in compliance with the law and jurisprudence, as determined by the loss assessment conducted by legal advisors.

The main proceedings classified as probable loss risk are detailed below:

Compensatory Actions - These relate to compensation for material and/or moral damages arising from consumer relationships, primarily involving issues related to credit cards, consumer loans, current accounts, collections, loans, and other matters. For claims concerning causes deemed alike and routine for the business, within the normal course of the Bank's operations, provisions are established based on the historical average of settled cases. Claims that do not meet this criterion are provisioned based on an individual assessment, with provisions set according to the probable risk of loss, in compliance with the law and jurisprudence, as determined by the loss assessment conducted by legal advisors.

Consolidated Financial Statements | December 31, 2023 | 82

*Values expressed in thousands, except when indicated

Economic Plans - These relate to judicial proceedings that claim alleged inflationary adjustments arising from Economic Plans (Bresser, Verão, Collor I and II), on the basis that such plans infringed upon vested rights associated with the application of purportedly owed inflationary indices to Savings Accounts, Judicial Deposits, and Time Deposits ("CDBs"). The provisions for these lawsuits are based on the individualized assessment of loss conducted by legal advisors.

Banco Santander is also a party to public civil actions related to the same subject matter, initiated by consumer protection entities, the Public Prosecutor's Office, or Public Defenders. Provisions are recognized only for cases with a probable loss risk, based on individual enforcement requests. The issue is currently under review by the STF. There is existing jurisprudence in the STF that is favorable to banks concerning economic phenomena similar to that of savings accounts, such as in the case of inflation adjustments to time deposits ("CDBs") and adjustments applied to contracts ("tablita").

However, the jurisprudence of the STF regarding the constitutionality of the regulations that amended Brazil's monetary standard has not yet been established. On April 14, 2010, the Superior Court of Justice ("STJ") ruled that the deadline for initiating public civil actions related to the inflation adjustments is x years from the date of the plans, but this ruling has not yet become final and conclusive. Accordingly, with this decision, a significant number of the claims, as filed after the x-year deadline, are expected to be declared unfounded, thereby reducing the amounts involved. The STJ also ruled that the deadline for individual savers to register for Public Civil Actions is x years, counted from the date of the final judgment of the respective case. Banco Santander is confident in the success of the positions it has advocated before these courts, due to their substance and rationale.

Towards the end of 2017, the Attorney General's Office ("AGU"), the Brazilian Central Bank ("Bacen"), the Consumer Defense Institute ("Idec"), the Brazilian Savers Front ("Febrapo"), and the Brazilian Federation of Banks ("Febraban") entered into an agreement with the objective of resolving the legal disputes related to the Economic Plans.

The discussions were centered on determining the amount to be paid to each claimant, based on the balance in the savings account as of the plan's date. The total amount of the payments will depend on the number of participants, as well as the number of savers who have successfully demonstrated in court the existence of the account and the balance on the anniversary date of the index adjustment. The settlement agreement negotiated between the parties was ratified by the STF.

In a ruling by the STF, a nationwide suspension of all legal proceedings concerning the issue was ordered for the duration of the agreement, except for cases where judgments are being definitively enforced.

On March 11, 2020, the agreement was extended through an addendum, incorporating lawsuits exclusively pertaining to the discussion of the Collor Plan I. This extension is for a term of 5 years, and the ratification of the addendum's terms took place on June 03, 2020.

Management believes that the provisions made are adequate to cover the risks associated with the economic plans, in light of the ratified agreement.

c.4) Contingent Liabilities in Tax, Social Security, Labor, and Civil Matters Classified as Possible Loss Risk

These are judicial and administrative proceedings related to tax, social security, labor, and civil matters, classified, based on the opinion of legal advisors, as carrying a risk of possible loss, therefore, not provisioned.

Tax-related claims classified as possible loss risk amounted to R$ R$34,644,132, with the main proceedings outlined below:

PIS and COFINS- Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9.718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis.

Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of December 31, 2023, the amount involved is R$2,121,173. For other legal actions, the respective PIS and COFINS obligations were recorded.

Social Security Contributions on Profit Sharing ("PLR") - The Bank and its subsidiaries are engaged in legal and administrative proceedings initiated by tax authorities concerning the assessment of social security contributions on payments made for profit sharing. As of December 31, 2023, the amount related to these proceedings totaled approximately R$9,164,600.

Consolidated Financial Statements | December 31, 2023 | 83

*Values expressed in thousands, except when indicated

Service Tax (ISS) - Financial institutions - Banco Santander and its subsidiaries are contesting both administratively and judicially the imposition by several municipalities of the ISS on various income derived from operations not typically recognized as service provision. As of December 31, 2023, the amounts at risk of possible loss associated with these disputes reached approximately R$4,044,099.

Non-Ratified Tax Offsetting - The Bank and its subsidiaries are engaged in both administrative and legal disputes with the Federal Revenue Service over the non-ratification of tax offsets involving credits from overpayments or undue payments. As of December 31, 2023, the total amount was approximately R$5,080,503.

Amortization of Goodwill from Banco Real Acquisition - The Brazilian Federal Revenue Service issued an infraction notice against the Bank demanding payment of Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL), including late payment fees, for the base period of 2009. The tax authorities contended that the goodwill arising from the acquisition of Banco Real, which was amortized for accounting purposes prior to its merger, could not be deducted by Banco Santander for tax purposes. The infraction notice has been formally contested, and we are currently awaiting a decision from the Administrative Council for Tax Appeals ("CARF"). In December 31, 2023, the amount approximately R$ 1,637,412.

Loan Operation Losses - The Bank and its subsidiaries contested the tax assessments issued by the Brazilian Federal Revenue, arguing against the improper deduction of losses from loan operations in the calculation bases for Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL), on the grounds of allegedly not meeting the requirements of applicable laws. As of December 31, 2023, the amount concerning this dispute was approximately R$1,446,014.

Utilization of Tax Losses and Negative CSLL Base - Notices of infraction issued by the Brazilian Federal Revenue for the fiscal years 2009 and 2019, concerning alleged improper offsetting of tax losses and negative CSLL base, following tax assessments from previous periods. A decision in the administrative court is pending. As of December 31, 2023, the amount was R$2,361,898.

Amortization of Goodwill from Banco Sudameris Acquisition - The tax authorities issued notices of infraction demanding the payment of Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL), including late payment fees, for the tax deduction related to the amortization of goodwill arising from the acquisition of Banco Sudameris, covering the fiscal period from 2007 to 2012. Banco Santander has lodged the necessary administrative defenses and is currently awaiting a decision from the Administrative Council for Tax Appeals ("CARF"). As of December 31, 2023, the amount was approximately R$ 743,918.

IRPJ and CSLL Capital Gains - The Brazilian Federal Revenue Service issued an infraction notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. ("AAB Dois Par")), demanding the payment of corporate income tax and social contribution for the fiscal year of 2005. The Brazilian Federal Revenue Service contends that the capital gain from the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The notice was administratively contested on the basis that the tax treatment applied to the transaction was in compliance with prevailing tax legislation, and the capital gain had been duly taxed. The administrative proceeding ended unfavorably for the Bank. In July of 2020, the Bank initiated a legal action to annul the debt. The lawsuit is pending judgment. Banco Santander is liable for any adverse outcome in this proceeding as the former controlling entity of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2023, the amount related to this discussion stood at approximately R$ R$549,815.

Withholding Income Tax (IRRF) International Remittances - The Company initiated legal proceedings to remove the levy of Withholding Income Tax (IRRF) on payments for technology services provided by companies domiciled abroad, in accordance with International Treaties between Brazil-Chile, Brazil-Mexico, and Brazil-Spain, aimed at preventing double taxation. A favorable judgment was issued, which was subsequently appealed by the National Treasury to the Federal Regional Court of the 3th Region, where it is currently pending judgment. As of December 31, 2023, the amount was approximately R$918,413.

Liabilities arising from labor litigation with a possible loss risk totaled R$149,992 in the Consolidated Financial Statements, with the following main proceedings:

Adjustment of Banesprev Retirement Supplements through IGPDI - A collective lawsuit filed by Afabesp seeking to modify the index used for adjusting the pension benefits of retirees and former employees of Banespa, hired before 1975.

The lawsuit was decided against Santander, which has filed an appeal. The appeal is currently pending a decision.

Liabilities arising from civil litigation with a possible loss risk totaled R$2,692,210 in the Consolidated Financial Statements, The main process being the compensation action relating to custody services provided by Banco Santander in the expert phase and with no ruling yet.

Consolidated Financial Statements | December 31, 2023 | 84

*Values expressed in thousands, except when indicated

23.	Tax assets and liabilities

a) Income tax and social contribution

The total charges for the period can be reconciled with the accounting profit as follows:

In BRL thousands	2023	2022	2021

Operating Profit Before Tax	11,921,651	19,574,727	24,750,329
Operating Profit Before Tax	11,921,651	19,574,727	24,750,329
Tax Rate (25% income tax and 20% social contribution tax) (4)	(5,364,743)	(8,890,954)	(12,375,164)
PIS and COFINS (net of income and social contribution taxes) (1)	(3,789,866)	(3,629,609)	(1,679,789)
Non-taxable/Non-deductible:
Equity method	108,380	3,880	72,114
Goodwill	-	-	(559,247)
Foreign exchange fluctuation - overseas subsidiaries (2)	-	-	768,902
Non-Deductible Expenses Net from Non-Taxable Income (3)	1,016,111	1,161,311	(230,958)
Adjustments:
Recognition of Income/Social Contribution Taxes on Temporary Differences	127,166	312,227	264,191
Interest on Equity	2,660,040	2,361,830	1,820,072
Effect of CSLL (Social Contribution on Net Profit) Rate Difference (4)	684,133	715,075	1,192,687
Other adjustments	2,135,940	2,730,988	1,536,187
Income taxes	(2,422,839)	(5,235,252)	(9,191,005)
Comprising:
Current taxes	(7,962,995)	(4,597,818)	(8,087,119)
Deferred taxes	5,540,156	(637,434)	(1,103,886)
Taxes paid during the fiscal year	(5,892,511)	(6,077,436)	(4,534,538)
(1)	PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, in accordance with IAS 12, they are recorded as income taxes.
(2)	Permanent differences arising from investments in foreign subsidiaries are classified as non-taxable/deductible (see below for details).

(3)	It mainly includes the tax effect on income from updates to judicial deposits and other income and expenses that are permanent differences.
(4)	In the Consolidated Financial Statements, we account for the difference in CSLL (Social Contribution on Net Profit) tax rates of 9% (non-financial companies), 15% (financial companies), and 20% (banks).

Uncertain tax issues are disclosed in note 22 c.4).

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, primarily for the purpose of securing funding in the international capital and financial markets. These funds are used to provide the Bank with lines of credit, which are extended to its clients for the financing of foreign trade and working capital.

To hedge the exposure to foreign exchange fluctuations, the Bank employs derivatives and funding mechanisms. In accordance with Brazilian tax legislation, gains or losses arising from the appreciation or depreciation of the Brazilian Real on foreign investments were not taxable. However, starting in January of 2021, these have become taxable or deductible for the purposes of Income Tax (IR) and Social Contribution on Net Profit (CSLL), whereas gains or losses from derivatives used as hedging instruments are taxable or deductible. The purpose of these derivatives is to protect the net income after taxes.

Law No. 14,031, dated July 28, 2020, stipulates that from January 2021, 50% of the foreign exchange fluctuation on investments abroad must be included in the determination of actual profit and in the tax calculation base for the Social Contribution on Net Profit (CSLL) of the investing legal entity domiciled in the country. From 2022 onwards, the foreign exchange fluctuation will be fully accounted for in the taxable bases of the IRPJ and CSLL.

Consolidated Financial Statements | December 31, 2023 | 85

*Values expressed in thousands, except when indicated

The distinct tax treatment for PIS and COFINS taxes from these foreign exchange differences induces volatility in "Operating Income Before Tax" and the "Income Taxes" line items. Below are detailed the effects of the operations executed, as well as the aggregate impact of the foreign exchange hedge for the fiscal years ending on December 31, 2023 and 2022:

	2023	2022	2021
Foreign exchange fluctuations (net)
Gains (losses) arising from exchange rate fluctuations on the Bank’s investments in the Cayman, Luxembourg, and EFC Branches	(3,281,452)	(2,643,931)	3,862,128
Gains (losses) on financial assets and liabilities
Income generated from the use of derivative contracts as foreign exchange hedge	3,444,617	2,773,337	(6,374,108)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS/COFINS	(163,165)	(129,406)	275,052
Tax effect of derivative contracts used as hedge - Income/Social Contribution Taxes	-	-	2,236,928

b) Effective tax rate calculation

The effective tax rates are:

In BRL thousands	2023	2022	2021

Operating Income Before Tax	11,921,652	19,574,727	24,750,329
Income Tax	2,422,839	5,235,252	9,191,005
Effective tax rate	20.32%	26.74%	37.13%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank has recorded the following amounts directly in equity:

In BRL thousands	2023	2022	2021

Tax credits recognized in equity	139,356,609	4,853,421	4,583,297
Measurement of securities at fair value through other comprehensive income	136,550,936	2,061,631	1,978,165
Measurement of cash flow hedge	223,487	758,045	388,307
Measurement of investment hedge	562,353	562,352	562,353
Measurement of defined benefit plan	2,019,833	1,471,393	1,654,472
Tax expenses recognized in equity	(140,799,732)	(1,474,107)	(2,349,500)
Measurement of securities at fair value through other comprehensive income	(133,417,362)	(1,465,965)	(2,340,394)
Measurement of cash flow hedge	(430,444)	-	-
Measurement of investment hedge	(1,421,361)	-	-
Measurement of defined benefit plan	(5,530,565)	(8,142)	(9,106)
Total	(1,443,123)	3,379,314	2,233,797

This pertains to deferred tax liabilities recognized in equity, arising from temporary differences accounted for in equity.

d) Deferred taxes

The balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” are presented as follows:

In BRL thousands	2023	2022	2021

Deferred Tax Assets	43,445,704	38,607,588	37,640,297
Comprising:
Temporary differences (1)	37,877,300	33,086,551	32,884,314
Tax loss	5,561,066	5,521,037	4,755,983
CSLL 18%	7,338	-	-
Total deferred tax assets	43,445,704	38,607,588	37,640,297

Deferred tax liabilities	3,699,432	3,642,000	2,225,190
Comprising:
Excess depreciation of leased assets	391,490	289,026	-
Fair value adjustment of trading securities and derivatives	3,307,942	3,352,974	2,225,190
Total deferred tax liabilities	3,699,432	3,642,000	2,225,190
(1)	Temporary differences primarily related to impairment losses on loans and receivables, provisions for judicial and administrative proceedings, and the effect of the fair value on financial instruments.

Consolidated Financial Statements | December 31, 2023 | 86

*Values expressed in thousands, except when indicated

The changes in the balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” over the last three fiscal years were the following:

In BRL thousands	Balances at December 31, 2022	Adjustment to Income	Fair value adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2023

Deferred Tax Assets	38,607,588	5,720,657	(950,117)	67,576	-	43,445,704
Temporary differences	33,086,551	5,673,290	(950,117)	67,576	-	37,877,300
Tax loss	5,521,037	40,029	-	-	-	5,561,066
CSLL 18%	-	7,338	-	-	-	7,338
Deferred Tax Liabilities:	3,642,000	169,844	(116,235)	3,823	-	3,699,432
Temporary differences	3,642,000	169,844	(116,235)	3,823	-	3,699,432
Total	34,965,588	5,550,813	(833,882)	63,753	-	39,746,272

Thousand of reais	Balances at December 31, 2021	Adjustment to Income	Adjustments to fair value (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2022

Deferred Tax Assets	37,640,297	2,834,405	(735,734)	(1,131,380)	-	38,607,588
Temporary differences	32,884,314	2,069,351	(735,734)	(1,131,380)	-	33,086,551
Tax loss	4,755,983	765,054	-	-	-	5,521,037
CSLL 18%	-	-	-	-	-	-
Deferred Tax Liabilities:	2,225,190	2,898,723	(647,856)	(834,057)	-	3,642,000
Temporary differences	2,225,190	2,898,723	(647,856)	(834,057)	-	3,642,000
Total	35,415,107	(64,318)	(87,878)	(297,323)	-	34,965,588

In BRL thousands	Balances at December 31, 2020	Adjustment to Income	Adjustments to fair value (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2021

Tax assets:	37,999,396	(3,609,495)	1,696,091	1,554,305	-	37,640,297
Temporary differences	32,131,133	(2,497,215)	1,696,091	1,554,305	-	32,884,314
Tax loss carry forwards	5,693,104	(937,121)	-	-	-	4,755,983
CSLL 18%	175,159	(175,159)	-	-	-	-
Deferred tax liabilities:	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Temporary differences	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Total	33,452,801	(2,265,227)	2,673,228	1,554,305	-	35,415,107
(1)	Refers to the tax recognized in equity.
(2)	In 2023, it refers mainly to the net of deferred taxes in the amount of R$63,753 (2022 – R$ (297,323) and 2021 – R$1,554,305), which have the same counterparty and realization period.

In 2023, it primarily relates to the net deferred tax liabilities totaling R$63,753 (2022 – R$ (297,323) and 2021 – R$1,554,305), which have the same counterparty and realization period.

Consolidated Financial Statements | December 31, 2023 | 87

*Values expressed in thousands, except when indicated

e) Expected realization of deferred tax assets

	Deferred Tax Assets				Deferred Tax Liabilities
Year	Temporary differences	Tax losses	CSLL 18%	Total	Temporary differences	Total
2024	12,471,971	304,170	7,338	12,783,479	1,033,718	1,033,718
2025	6,719,740	114,323	-	6,834,063	1,009,210	1,009,210
2026	8,632,828	30,232	-	8,663,060	790,195	790,195
2027	6,972,302	5,307	-	6,977,609	772,793	772,793
2028	2,222,631	1,251,773	-	3,474,404	21,352	21,352
2028 to 2032	857,828	3,833,641	-	4,691,469	72,164	72,164
Until 2033	-	21,620	-	21,620	-	-
Total	37,877,300	5,561,066	7,338	43,445,704	3,699,432	3,699,432

24.	Other liabilities

Next, the breakdown of the balance of the line “Other Liabilities” line item:

In BRL thousands	2023	2022	2021

Provisioned expenses and deferred income (1)	3,768,139	4,127,300	2,649,744
Ongoing transactions (3)	1,206,095	794,786	796,671
Provision for stock-based compensation	368,434	340,789	319,660
Insurance contract liabilities(4)	1,734,544	1,950,220	2,011,596
Other (2)	11,937,017	5,679,249	4,723,707
Total	19,014,230	12,892,344	10,501,378
(1)	Primarily relates to outstanding payments for personnel expenses
(2)	Includes Credits for Funds to be Disbursed, such as Administrative Fees, and Payables from Related Parties and Suppliers.
(3)	Mainly includes amounts to be transferred to credit card networks (funds in transit) and amounts to be disbursed for real estate loan operations.
(4)	Includes the effects of the adoption of IFRS 17, as disclosed in note 1, item c.1.

25.	Other Comprehensive Income

The "Other Comprehensive Income" line balances comprise the amounts, net of the corresponding tax effects, of adjustments to assets and liabilities temporarily recognized in equity, as presented in the Statement of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, at which point they are definitively recognized in the Consolidated Statement of Income. The values arising from subsidiaries, interest in associates, and joint ventures are presented, line by line, in the appropriate line items according to their nature.

It is important to note that the consolidated statements of comprehensive income include changes in the "Other Comprehensive Income" line item, as follows:

-   Adjustment to fair value - Gains/(Losses): this includes the net income amount, after deducting expenses incurred during the year, recognized directly in equity. The amounts recognized in equity for the year remain in this line item, even if they are transferred to the income statement or to the initial carrying amount of assets or liabilities, or reclassified to another line item within the same year.

-   Amounts transferred to the income statement: these include the revaluation gains and losses previously recognized in equity, even if within the same fiscal year, which are recognized in the income statement.

-   Amounts transferred to the initial carrying amount of the hedged item: these include the revaluation gains and losses previously recognized in equity, even if within the same fiscal year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

-   Other reclassifications: these include the value of transfers made during the year among various fair value adjustment items.

In the consolidated statements of comprehensive income, "Other Comprehensive Income" is recognized on a gross basis, including amounts related to non-controlling interests, and the corresponding tax effect is presented in a separate line item, except for entities that apply the equity method of accounting, whose amounts are presented net of the tax effect.

Consolidated Financial Statements | December 31, 2023 | 88

*Values expressed in thousands, except when indicated

a) Financial Assets Affecting Equity

a.1) Financial Assets Measured at Fair Value through Other Comprehensive Income

Other Comprehensive Income – Financial Assets Measured at Fair Value through Other Comprehensive Income includes the net amount of unrealized changes in the fair value of assets classified as measured at Fair Value through Other Comprehensive Income (Note 6), net of taxes.

The breakdown, by type of instrument and the issuer's geographical origin, of adjustments in Other Comprehensive Income – Financial Assets Measured at Fair Value through Other Comprehensive Income (IFRS 9) as of December 31, 2023, is as follows:

In BRL thousands	2023
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	2,533,250	(1,437,728)	1,095,522	58,841,921
Private securities	10,864	(568,948)	(558,084)	194,216
Total	2,544,114	(2,006,676)	537,438	59,036,137

In BRL thousands	2022
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	1,460,128	(2,544,087)	(1,083,959)	54,809,740
Private securities	428,640	(52,114)	376,526	582,438
Total	1,888,768	(2,596,201)	(707,433)	55,392,178

In BRL thousands	2021
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	6,756,252	(9,937,757)	(3,181,505)	101,158,055
Private securities	795,765	(3,965)	791,800	54,545
Total	7,552,017	(9,941,722)	(2,389,705)	101,212,600

At each market disclosure, Banco Santander assesses whether there is any objective evidence that the instruments classified as Financial Assets at Fair Value through Other Comprehensive Income (debt securities) present signs of impairment due to non-recovery.

b) Cash Flow Hedge

Other Comprehensive Income - Cash Flow Hedge includes gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this line item until they are recognized in the consolidated statements of comprehensive income for the periods affected by this hedge (Note 8).

c) Foreign investment hedge and Foreign Investment translation adjustments

Other Comprehensive Income - Net investment in foreign operations hedges includes the net amount of changes in the value of instruments designated as hedges for net investments in foreign operations. In 2022, this hedge was discontinued (Note 8.a5).

Foreign investment translation adjustments include the net amount of differences arising from translating the balances of consolidated entities whose functional currency is not the Brazilian Real into Brazilian Reais (Note 2.a).

Consolidated Financial Statements | December 31, 2023 | 89

*Values expressed in thousands, except when indicated

26.	Non-controlling interests

"Non-controlling interests" refer to the net value of the equity equivalence of the portion of profit or loss attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of annual profit attributed to subsidiaries.

a) Breakdown

The balance of the "Non-controlling Interests" line item is detailed below:

In BRL thousands	2023	2022	2021

Financial Position of non-controlling interest	403,350	497,342	334,349
Banco PSA Finance Brasil S.A.	-	130,404	129,289
Rojo Entretenimento S.A.	8,165	7,692	6,939
Banco Hyundai Capital	268,859	218,808	183,538
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	(9,379)	(72)	3,109
Toro Corretora de Títulos e valores Mobiliários Ltda.	112,023	115,671	11,474
Toro Investimentos S.A.	21,640	19,899	-
Solution 4fleet Consultoria Empresarial S.A.	25	1,648	-
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	2,017	3,292	-

In BRL thousands	2023	2022	2021

Profit attributable to non-controlling interests	49,499	52,382	31,272
Comprising:
Santander Leasing S.A. Arrendamento Mercantil	-	-	-
Banco PSA Finance Brasil S.A.	8,068	11,657	12,688
Rojo Entretenimento S.A.	697	530	(148)
Banco Hyundai Capital	50,530	41,107	21,563
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	(6,774)	(3,182)	1,569
Toro Corretora de Títulos e Valores Mobiliários Ltda.	(3,212)	2,693	(4,400)
Toro Investimentos S.A.	3,253	1,229	-
Solution 4Fleet Consultoria Empresarial S.A.	(1,785)	(1,023)	-
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	(1,278)	(629)	-

b) Changes

The changes in the balance of "Non-controlling interests" are summarized in the table below:

	2023	2022	2021
In BRL thousands
Balance at the beginning of the fiscal year	497,342	334,349	312,885
Change in the scope of consolidation	-	-	17,415
Incorporation / Acquisition	(134,214)	20,446	-
Dividends paid / Interest on Capital	(6,790)	(7,432)	(19,138)
Capital increase	-	66,957	-
Profit attributable to non-controlling interests	49,499	52,382	31,272
Others	(2,487)	30,640	(8,085)
Balance at the end of the fiscal year	403,350	497,342	334,349

Consolidated Financial Statements | December 31, 2023 | 90

*Values expressed in thousands, except when indicated

27.	Shareholders’ equity

a) Share capital

Pursuant to the Corporate Bylaws, Banco Santander's share capital may be increased up to the authorized capital limit, without the need for any amendment to its bylaws, through a resolution by the Board of Directors and by issuing up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, in compliance with the legal restrictions regarding the number of preferred shares. Any increase in capital exceeding this limit will require shareholder approval.

At the Extraordinary General Meeting held on March 31, 2021, in the context of the Spin-off of Santander Brasil, which resulted in the segregation of shares it owned, issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. ("Getnet"), with the transfer of the spun-off portion to Getnet, it was approved that Santander Brasil's share capital be reduced by a total amount of two billion reais, without the cancellation of shares. Consequently, Santander Brasil's share capital was decreased from fifty-seven billion reais to fifty-five billion reais.

The share capital, fully subscribed and paid up, is divided into registered, book-entry shares with no par value.

	Thousand of shares
	2023			2022
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	124,804	150,621	275,425	120,850	146,392	267,242
Foreign residents	3,693,891	3,529,215	7,223,106	3,697,845	3,533,444	7,231,289
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(27,193)	(27,193)	(54,386)	(31,162)	(31,162)	(62,324)
Total outstanding	3,791,502	3,652,643	7,444,145	3,787,533	3,648,674	7,436,207

	Thousand of shares
				2021
				Common	Preferred	Total
Brazilian residents				109,718	135,345	245,063
Foreign residents				3,708,977	3,544,491	7,253,468
Total shares				3,818,695	3,679,836	7,498,531
(-) Treasury shares				(15,755)	(15,755)	(31,510)
Total outstanding				3,802,940	3,664,081	7,467,021

b) Dividends and interest on equity

Pursuant to Bylaws provisions, shareholders are entitled to a minimum dividend of 25% of the net profit for each fiscal year, adjusted in accordance with applicable legislation. Preferred shares are non-voting and non-convertible into ordinary shares, yet they enjoy the same rights and benefits as ordinary shares, alongside priority in dividend distribution and an additional 10% on dividends paid to ordinary shares, as well as priority in capital repayment, without a premium, in the event of the Bank's liquidation.

The dividends were calculated and paid in accordance with Brazili's Corporation Law.

Before the Annual General Meeting of Shareholders, the Board of Directors may resolve to declare and pay dividends from the profits earned, based on: (i) balance sheets or retained earnings reported in the most recent balance sheet, or (ii) balance sheets prepared for periods shorter than six months, provided that the total dividends paid in each half of the fiscal year do not exceed the value of the capital reserves. These dividends are fully attributed to the mandatory dividends.

CMN Resolution No. 4.885, dated December 23, 2020, prohibits institutions authorized to operate by the Brazilian Central Bank from remunerating their own equity above the higher of: i) 30% of the adjusted net profit, as stipulated in item I of article 20 of Law No. 6.404/76; or ii) the mandatory minimum dividends as defined by article 202 of Law No. 6.404/76, including in the form of Interest on Equity, until December 31, 2020. The regulation also forbids the reduction of share capital, except under specific conditions, and the increase in compensation for its officers, administrators, and members of the Board of Directors and the Fiscal Board.

Below, we disclose the distribution of Dividends and Interest on Equity effected on December 31, 2023, December 31, 2022, and December 31, 2021.

Consolidated Financial Statements | December 31, 2023 | 91

*Values expressed in thousands, except when indicated

	2023
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Interest on Capital (1)(5)	1,700,000	217.92	239.71	457.63	185.23	203.75	388.98
Interest on Capital (2)(5)	1,500,000	192.03	211.23	403.26	163.22	179.55	342.77
Interest on Capital (3)(5)	1,500,000	192.07	211.28	403.35	163.26	179.58	342.84
Interest on Capital (4)(5)	1,120,000	143.42	157.76	301.18	121.91	134.10	256.00
Dividends (4)(5)	380,000	48.66	53.53	102.19	48.66	53.53	102.19
Total	6,200,000
(1)	Approved by the Board of Directors on January 19, 2023, paid on March 6, 2023, without any compensation for inflation adjustment.
(2)	Approved by the Board of Directors on April 13, 2023, paid on May 15, 2023, without any compensation for inflation adjustment.
(3)	Approved by the Board of Directors on July 13, 2023, paid on August 16, 2023, without any compensation for inflation adjustment.
(4)	Approved by the Board of Directors on October 10, 2023, paid on November 10, 2023, without any compensation for inflation adjustment.
(5)	These were fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2023.

	2022
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Dividends (1)(5)	1,300,000	165.95	182.55	348.50	165.95	182.55	348.50
Interest on Capital (1) (6)	1,700,000	217.02	238.72	455.73	184.46	202.91	387.37
Dividends (2)(6)	700,000	89.45	98.40	187.85	89.45	98.40	187.85
Interest on Capital (2) (6)	1,000,000	127.79	140.57	268.36	108.62	119.48	228.10
Interest on Capital (3) (6)	1,700,000	217.75	239.52	457.27	185.09	203.59	388.68
Dividends (4)(6)	820,000	105.02	115.53	220.55	105.02	115.53	220.55
Interest on Capital (4) (6)	880,000	112.71	123.98	236.69	95.80	105.38	201.19
Total	8,100,000
(1)	Approved by the Board of Directors on February 1, 2022, paid on March 4, 2022, without any compensation for inflation adjustment.
(2)	Approved by the Board of Directors on April 14, 2022, paid on May 16, 2022, without any compensation for inflation adjustment.
(3)	Approved by the Board of Directors on August 5, 2022, paid on September 6, 2022, without any compensation for inflation adjustment.
(4)	Approved by the Board of Directors on October 13, 2022, paid on November 22, 2022, without any compensation for inflation adjustment.
(5)	These were fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2021.
(6)	These will be fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2022

	2021
		Reais per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Dividends (1)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (2) (5)	3,400,000	434.04	477.45	911.49	368.94	405.83	774.77
Dividends (3)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (4) (5)	249,000	31.79	34.97	66.75	27.02	29.72	56.74
Total	9,649,000
(1)	Approved by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any compensation for inflation adjustment.
(2)	Approved by the Board of Directors on July 27, 2021, paid on September 3, 2021, without any compensation for inflation adjustment.
(3)	Approved by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any compensation for inflation adjustment.
(4)	Approved by the Board of Directors on December 28, 2021, to be paid starting from February 3, 2022, without any compensation for inflation adjustment.
(5)	These were fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2021.

Consolidated Financial Statements | December 31, 2023 | 92

*Values expressed in thousands, except when indicated

c) Reserves

The net income, after deductions and legal provisions, will be allocated as follows:

Legal reserve

In accordance with Brazilian corporate legislation, 5% towards the legal reserve until it reaches 20% of the capital. This reserve is established to protect the integrity of the share capital and may only be utilized to offset losses or to increase the capital.

Capital reserve

The Bank's capital reserve comprises: goodwill reserves from the subscription of shares and other capital reserves, and may only be used to absorb losses that exceed retained earnings and profit reserves; redemption, repurchase, or acquisition of the Bank's own shares; addition to the share capital; or payment of dividends to preferred shares under specific circumstances.

Dividend equalization reserve

After the distribution of dividends, any remaining balance, upon a proposal by the Executive Board and approval by the Board of Directors, may be allocated to the establishment of a reserve for dividend equalization, limited to xx% of the Share Capital. This reserve is designed to secure funds for dividend payments, including in the form of Interest on Equity, or their advances, with the objective of maintaining the payout flow to shareholders.

d) Treasury shares

At the meeting held on August 2, 2022, the Board of Directors approved, as a continuation of the buyback program that expired on the same date, a new buyback program for Units and ADRs issued by Banco Santander, either directly or through its branch in Cayman, for retention as treasury shares or for subsequent disposal.

The Buyback Program involves the acquisition of up to 36,986,424 Units, comprising 36,986,424 ordinary shares and 36,986,424 preferred shares, which, as of December 31, 2023, corresponded to approximately 1% of the Bank's share capital. As of Dezember 31, 2023, Banco Santander had 348.147.839 ordinary shares and 375.952.252 preferred shares outstanding.

The buyback program aims to (1) maximize value generation for shareholders by efficiently managing the capital structure; and (2) facilitate the remuneration of directors, managerial staff, and other employees of the Bank and its subsidiaries, in line with the Long-Term Incentive Plans. The duration of the Buyback Program is up to 18 months, starting from August 3, 2022 and concluding on February 5, 2024.

	2023	2022	2021
	Quantity	Quantity	Quantity
	Units	Units	Units
Treasury shares at beginning of the period	31,161	15,755	18,829
Shares Acquisitions	1,272	20,297	91
Payment - Share-based compensation	(5,241)	(4,891)	(3,165)
Treasury shares at end of the period	27,192	31,161	15,755
Balance of Treasury Shares in thousand of reais	R$ 1,105,013	R$ 1,217,545	R$ 711,268
Emission Costs in thousands of Reais	R$ 1,771	R$ 1,771	R$ 1,771
Balance of Treasury Shares in thousands of reais	R$ 1,106,784	R$ 1,219,316	R$ 713,039

Consolidated Financial Statements | December 31, 2023 | 93

*Values expressed in thousands, except when indicated

Cost/Share Price	Units	Units	Units
Minimum cost (1)	R$7.55	R$7.55	R$7.55
Weighted average cost (1)	R$27.62	R$27.73	R$33.86
Maximum cost (1)	R$49.55	R$49.55	R$49.55
Share Price	R$31.00	R$28.19	R$29.98
(1)	Since the beginning of trading on the stock exchange.

Additionally, for the fiscal year ended December 31, 2023, trading of treasury shares resulted in a gain of R$27,921 (2022 – gain of R$68,895 and 2020 – loss of R$40,820), which was directly recognized in equity under capital reserves.

28.	Earnings per share

a) Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Parent Company by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held over the same period.

	2023	2022	2021

Profit attributable to the Parent	9,449,313	14,287,093	15,528,052

Earnings per share (BRL)
Basic Profit per 1,000 shares (in reais - BRL)
Common shares	1,208.83	1,831.43	1,981.65
Preferred shares	1,329.71	2,014.57	2,179.82
Net Profit attributable - Basic (BRL)
Common shares	4,587,598	6,936,588	7,535,924
Preferred shares	4,861,715	7,350,505	7,992,128

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,795,082	3,787,533	3,802,851
Preferred shares	3,656,223	3,648,674	3,666,423

b) Diluted earning per share

Diluted earnings per share is calculated by dividing the net profit attributable to the Parent Company by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held over the same period, and including the potential dilutive effect of long-term compensation programs.

	2023	2022	2021

Profit attributable to the Parent	9,449,313	14,287,093	15,528,052

Earnings per share (in reais - BRL)
Diluted earnings per 1,000 shares (in reais - BRL)
Common shares	1,208.83	1,831.43	1,981.65
Preferred shares	1,329.71	2,014.57	2,179.82
Net Profit attributable - Basic (in reais - BRL)
Common shares	4,587,598	6,936,588	7,535,924
Preferred shares	4,861,715	7,350,505	7,992,128

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,795,082	3,787,533	3,802,851
Preferred shares	3,656,223	3,648,674	3,666,423

Consolidated Financial Statements | December 31, 2023 | 94

*Values expressed in thousands, except when indicated

29.	Fair value of financial assets and liabilities

According to IFRS 13, the measurement of fair value using a fair value hierarchy that reflects the model used in the measurement process must comply with the following hierarchical levels:

Level 1: Determined based on unadjusted public price quotations in active markets for identical assets and liabilities, including public debt securities, equities, and listed derivatives.

Level 2: Represents derivatives of data other than the quoted prices included in Level 1, which are observable for the asset or liability, either directly (such as prices) or indirectly (derived from prices).

Level 3: Derived from valuation techniques that incorporate data for assets or liabilities not based on observable market variables (non-observable data).

Financial Assets and Liabilities Measured at Fair Value through Profit or Loss or through Other Comprehensive Income

Level 1: Securities and financial assets characterized by high liquidity and observable prices in an active market are classified within level 1. This level includes most Brazilian Government Securities (notably LTN, LFT, NTN-B, and NTN-F), stocks listed on the stock exchange, and other securities traded in the active market.

Level 2: When price quotes are not observable, Management, utilizing its own internal models, makes its best estimate of the price that would be established by the market. These models rely on data based on observable market parameters as a key reference. The most reliable evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value can be derived from other market transactions involving the same or similar instruments, or can be determined using a valuation technique where the variables used include only observable market data, particularly interest rates. These securities are classified at level X of the fair value hierarchy and primarily consist of Government Securities (NTN-A), repurchase agreements, cancellable LCI, and are in a market that is less liquid than those classified at level 1.

Level 3: In cases where information is not based on observable market data, Banco Santander employs internally developed models to accurately measure the fair value of these instruments. Instruments with low liquidity are primarily classified at level 3.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified within level 1 of the hierarchy.

Level 2: Derivatives traded over-the-counter, in the valuation of financial instruments (mainly swaps and options), observable market data such as exchange rates, interest rates, volatility, correlations between indices, and market liquidity are typically utilized.

In pricing the referenced financial instruments, the Black-Scholes model methodology (exchange rate options, interest rate index options, caps, and floors) and the present value method (discounting future values based on market curves) are employed.

Level 3: Non-exchange traded derivatives, for which there is no observable information in an active market, have been classified as level 3, encompassing exotic derivatives.

Category	Type Asset/Liability	Valuation technique	Main unobservable inputs
Linear derivatives	Coupon Fra	BMF Closing Prices	Currency Coupon rate - long term
	Inflation Swap	Discounted cash flow	IGPM Coupon rate
	Interest Rate Swap	Discounted cash flow	Pre-fixed rates – long term
Non linear derivatives	Equities Options	Black&Scholes	Implicit volatility- long term
	Inflation Options	Black&Scholes	IPCA Implicit volatility- long term
	Interest Rate Options	Black&Scholes	IDI Implicit volatility- long term
	Currency Options	Black&Scholes	USD/BRL Implicit volatility- long term
Cash	Pension Plan Liability	Actuarial Model	IGPM Coupon rate
	Private Bonds	Discounted cash flow	Discount rate ("Yields")
	Public Bonds	Discounted cash flow	NTN-C and TDA Discount rate ("Yields")
Put options	Put Options	Discounted cash flow	Growth and Discount rates

The table below provides a summary of the fair values of financial assets and liabilities for the fiscal years ended on December 31, 2023, 2022 and 2021, classified according to the various measurement methods the Bank has adopted to determine their fair value.

Consolidated Financial Statements | December 31, 2023 | 95

*Values expressed in thousands, except when indicated

				12/31/2023
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	76,857,391	125,495,820	6,568,685	208,921,896
Debt instruments	74,213,933	6,115,373	3,961,886	84,291,192
Equity instruments	2,643,458	743,991	34,705	3,422,154
Derivatives	-	27,450,135	1,819,517	29,269,652
Loans and advances to customers	-	2,288,135	752,577	3,040,712
Reserves at the Central Bank of Brazil	-	88,898,186	-	88,898,186
Financial Assets Measured At Fair Value Through Other Comprehensive Income	54,822,917	1,618,535	2,610,638	59,052,090
Debt instruments	54,818,332	1,618,535	2,599,270	59,036,137
Equity instruments	4,585	-	11,368	15,953
Hedging derivatives (assets)	-	25,069	-	25,069
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	48,667,180	914,261	49,581,441
Derivatives	-	22,849,596	914,261	23,763,857
Short positions	-	19,831,991	-	19,831,991
Bonds and securities obligations	-	5,985,593	-	5,985,593
Hedging derivatives (liabilities)	-	1,176,571	-	1,176,571

				12/31/2022
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	63,367,187	78,496,001	3,652,114	145,515,302
Debt instruments	61,099,827	2,418,822	2,672,805	66,191,454
Equity instruments	2,267,360	309,657	28,262	2,605,279
Derivatives	-	19,697,923	536,583	20,234,506
Loans and advances to customers	-	1,479,818	414,464	1,894,282
Reserves at the Central Bank of Brazil	-	54,589,781	-	54,589,781
Financial Assets Measured At Fair Value Through Other Comprehensive Income	52,154,497	1,767,733	1,503,441	55,425,671
Debt instruments	52,154,405	1,762,547	1,475,226	55,392,178
Equity instruments	92	5,186	28,215	33,493
Hedging derivatives (assets)	-	1,741,318	-	1,741,318
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	40,512,986	233,762	40,746,748
Derivatives	-	18,465,563	233,762	18,699,325
Short positions	-	22,047,423	-	22,047,423
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	8,921,518	-	8,921,518
Bonds and securities obligations	-	8,921,518	-	8,921,518
Hedging derivatives (liabilities)	-	-	-	-

				12/31/2021
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	50,063,633	36,765,731	3,470,305	90,299,669
Debt instruments	48,184,075	19,329	2,671,208	50,874,612
Equity instruments	1,879,558	183,950	434,809	2,498,317
Derivatives	-	20,503,650	293,810	20,797,460
Loans and advances to customers	-	321,977	70,478	392,455
Reserves at the Central Bank of Brazil	-	15,736,825	-	15,736,825
Financial Assets Measured At Fair Value Through Other Comprehensive Income	98,977,403	1,662,779	601,605	101,241,787
Debt instruments	98,975,973	1,649,925	586,702	101,212,600
Equity instruments	1,430	12,854	14,903	29,187
Hedging derivatives (assets)	-	342,463	-	342,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	36,484,135	468,432	36,952,567
Derivatives	-	23,703,576	468,432	24,172,008
Short positions	-	12,780,559	-	12,780,559
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,459,784	-	7,459,784
Bonds and securities obligations	-	7,459,784	-	7,459,784
Hedging derivatives (liabilities)	-	446,973	-	446,973

Consolidated Financial Statements | December 31, 2023 | 96

*Values expressed in thousands, except when indicated

Level 3 Fair Value Changes

The tables below detail the transactions that occurred during the year 2023, 2022 and 2021 for financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2022	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2023
Financial Assets Measured At Fair Value Through Profit Or Loss	3,652,114	(50,682)	1,093,895	1,873,358	6,568,685
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,503,441	30,764	1,090,459	(14,026)	2,610,638
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	233,762	(109,800)	384,082	406,217	914,261

	Fair Value 12/31/2021	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2022
Financial Assets Measured At Fair Value Through Profit Or Loss	3,470,305	(47,892)	(281,213)	510,914	3,652,114
Financial Assets Measured At Fair Value Through Other Comprehensive Income	601,605	(4,792)	325,456	581,172	1,503,441
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	468,432	(176,639)	(89,734)	31,703	233,762

	Fair Value 12/31/2020	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2021
Financial Assets Measured At Fair Value Through Profit Or Loss	4,056,581	(624,506)	(36,051)	36,209	3,432,233
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,297,021	(268,095)	-	(427,322)	601,604
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	753,121	(337,847)	(137,963)	156,272	433,583

Fair Value Changes Linked to Credit Risk

Fair value changes attributable to credit risk are determined based on fluctuations in credit default swap prices relative to similar obligations of the same debtor, when such prices are observable, as credit default swaps more accurately reflect the market's assessment of credit risks for a specific financial asset. When these prices are not observable, the fair value changes attributable to credit risk are calculated as the total of fair value changes not attributable to shifts in the benchmark interest rate or other observable market rates. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, estimating margin changes over the benchmark value that the market may demand for the financial asset.

Consolidated Financial Statements | December 31, 2023 | 97

*Values expressed in thousands, except when indicated

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except for financial assets measured at amortized cost.

Similarly, the Bank's financial liabilities, excluding those held for trading and those measured at fair value, are measured at amortized cost in the consolidated balance sheet.

Consolidated Financial Statements | December 31, 2023 | 98

*Values expressed in thousands, except when indicated

i) Financial assets measured at a value other than fair value

Below, we present a comparison between the carrying amounts of the Bank's financial assets measured at values other than their fair values and their respective fair values as of December 31, 2023, 2022 and 2021:

					12/31/2023
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	23,122,550	23,122,550	23,122,550	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	25,716,845	25,716,845	-	2,980,557	22,736,288
Loans and advances to customers	514,936,423	514,905,503	-	-	514,905,503
Debt instruments	101,087,321	102,199,262	35,646,863	4,033,706	62,518,693
Balances with The Brazilian Central Bank	81,969,532	81,969,532	-	81,969,532	-
Total	746,832,671	747,913,692	58,769,413	88,983,795	600,160,484

					12/31/2022
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	22,003,439	22,003,439	22,003,439	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	20,713,315	20,713,315	-	2,439,823	18,273,492
Loans and advances to customers	488,735,746	484,362,272	-	-	484,362,272
Debt instruments	81,329,013	81,129,982	23,419,946	9,873,633	47,836,403
Balances with The Brazilian Central Bank	73,046,299	73,046,299	-	73,046,299	-
Total	685,827,812	681,255,307	45,423,385	85,359,755	550,472,167

					12/31/2021
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	16,657,201	16,657,201	16,657,201	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	26,485,913	26,485,913	-	4,129,438	22,356,475
Loans and advances to customers	464,451,587	460,525,749	-	6,044,808	454,480,941
Debt instruments	73,125,011	74,074,095	28,472,612	12,124,154	33,477,329
Balances with The Brazilian Central Bank	69,178,841	69,178,841	-	69,178,841	-
Total	649,898,553	646,921,799	45,129,813	91,477,241	510,314,745

ii) Financial liabilities measured at a value other than fair value

Below, we present a comparison between the carrying amounts of the Bank's financial liabilities measured at values other than their fair values and their respective fair values as of December 31, 2023, 2022 and 2021:

					12/31/2023
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	118,511,957	118,511,957	-	21,632,841	96,879,116
Customer deposits	583,220,576	582,530,160	-	97,165,180	485,364,980
Marketable debt securities	124,397,422	124,265,003	-	-	124,265,003
Debt instruments Eligible Capital	19,626,967	19,626,967	-	-	19,626,967
Other financial liabilities	64,793,584	64,793,584	-	-	64,793,584
Other financial liabilities	910,550,506	909,727,671	-	118,798,021	790,929,650

Consolidated Financial Statements | December 31, 2023 | 99

*Values expressed in thousands, except when indicated

					12/31/2022
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	116,079,014	116,079,014	-	24,734,029	91,344,985
Customer deposits	489,953,489	489,920,266	-	63,223,998	426,696,268
Marketable debt securities	107,120,875	105,554,365	-	-	105,554,365
Debt instruments Eligible Capital	19,537,618	19,537,618	-	-	19,537,618
Other financial liabilities	62,593,104	62,593,104	-	-	62,593,104
Other financial liabilities	795,284,100	793,684,367	-	87,958,027	705,726,340

					12/31/2021
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	121,005,909	121,005,909	-	26,200,162	94,805,747
Customer deposits	468,961,069	468,960,950	-	60,911,279	408,049,671
Marketable debt securities	79,036,792	79,035,644	-	-	79,035,644
Debt instruments Eligible Capital	19,641,408	19,641,408	-	-	19,641,408
Other financial liabilities	61,448,516	61,448,516	-	-	61,448,516
Other financial liabilities	750,093,694	750,092,427	-	87,111,441	662,980,986

The methodologies and assumptions applied in estimating fair value are outlined below:

Loans and other receivables from credit institutions and customers - The fair value is estimated for groups of similar credit transactions. The fair value of loans is determined by discounting future cash flows using the interest rates of new contracts. In other words, the future cash flow of the current loan portfolio is projected based on contractual rates, and then, spreads derived from new loans are incorporated into the risk-free interest rate curve to calculate the fair value of the loan portfolio. Regarding behavioral assumptions, it is important to underscore that the prepayment rate is applied to the loan portfolio, thereby enabling a more realistic projection of future cash flows.

Brazilian Central Bank deposits and deposits from credit institutions and customers - The fair value of the deposits was calculated by discounting the difference between the cash flows under contractual conditions and the current market rates for instruments with similar maturities. The fair value of variable-rate time deposits was considered to be close to their carrying amount.

Liabilities arising from securities - The fair values of these items were estimated by calculating the discounted cash flows, using the market interest rates for liabilities with similar terms and maturities.

Debt Instruments Eligible as Capital – these refer to the transaction fully executed with a related party, within the context of the Capital Optimization Plan, whose carrying amount is similar to the fair value.

The valuation techniques employed for estimating each level are detailed in note 2.e.

Management reviewed the criteria for classifying the fair value level of assets and liabilities measured at amortized cost, which are presented exclusively for disclosure purposes, and concluded that they are more appropriately classified as level 3, given the observable market data.

30.	Operational Ratios

The Brazilian Central Bank requires financial institutions to maintain a Regulatory Capital (RC), Tier 1 Capital, and Common Equity Tier 1 Capital (CET1) that are compatible with the risks inherent in their activities, exceeding the minimum Required Regulatory Capital, represented by aggregating the credit risk, market risk, and operational risk components.

Consolidated Financial Statements | December 31, 2023 | 100

*Values expressed in thousands, except when indicated

As established in CMN Resolution No. 4,958/2021, the Regulatory Capital requirement is set at 11.50%%, comprising 8.00% of Minimum Regulatory Capital, 2.50% of Capital Conservation Buffer, and 1.00% of Systemic Risk Buffer. The Tier 1 Capital Ratio stands at 9.50%, and the Minimum Common Equity Tier 1 Capital is 8.00%. Continuing with the implementation of the rules set forth by CMN Resolution No. 4,955/2021, the calculation of capital adequacy ratios is conducted on a consolidated basis, utilizing data from the Prudential Conglomerate, as established by CMN Resolution No. 4,950/2021, demonstrated below:

	Financial Conglomerate
Thousand of reais	2023	2022	2021
Tier I Regulatory Capital	81,259.1	75,943.7	76,969.9
Principal Capital	75,042.8	69,229.0	69,919.8
Supplementary capital	6,216.3	6,714.7	7,050.1
Tier II Regulatory Capital	13,644.2	13,109.8	12,591.3
Regulatory Capital (Tier I and II)	94,903.3	89,053.5	89,561.2
Credit Risk (1)	560,780.9	559,230.6	527,119.3
Market Risk (2)	33,002.7	19,332.1	15,122.2
Operational Risk	60,491.1	60,073.2	58,499.8
Total RWA (3)	654,274.7	638,635.9	600,741.3
Basel I Ratio	12.43	11.89	12.81
Basel Principal Capital	11.48	10.84	11.64
Basel Regulatory Capital	14.51	13.94	14.91
(1)	Credit risk exposures subject to capital requirement calculations under the standardized approach (RWACPAD) are based on the procedures established by BCB Resolution No. 229, dated May 12, 2022.
(2)	Includes the portions for market risk exposures subject to variations in foreign currency coupon rates (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified in the trading portfolio (RWAacs) and portions for exposure to gold, foreign currency and transactions subject to exchange variation (RWAcam).
(3)	Risk-Weighted Assets

Banco Santander discloses its Risk Management Report on a quarterly basis, which includes information on risk management, a concise description of the Recovery Plan, capital management, RC, and RWA. The report, providing more detailed insights into the assumptions, framework, and methodologies, is available at www.santander.com.br/ri.

Financial institutions are required to maintain the allocation of funds to fixed assets in alignment with the adjusted Regulatory Capital level. The funds allocated to fixed assets, determined on a consolidated basis, are limited to 50% of the value of the adjusted Regulatory Capital, as per current regulations. Banco Santander is in compliance with the established requirements.

31.	Interest and similar income

Interest and similar income in the consolidated income statement comprise interest accrued during the year on all financial assets with either an implicit or explicit return, calculated by applying the effective interest method, irrespective of the fair value measurement, and adjustments to income as a result of hedge accounting. Interest is recognized on a gross basis, without the deduction of withholding taxes.

The breakdown of the main items of interest and similar income earned in 2023, 2022 and 2021 is presented below:

Thousand of reais	2023	2022	2021

Cash and balances with the Brazilian Central Bank	13,807,832	10,202,362	2,581,083
Loans and advances - Credit institutions	2,234,602	2,722,311	1,116,013
Loans and advances - Customers	81,330,804	73,596,047	55,775,027
Debt instruments	24,195,031	22,001,700	16,957,840
Pension Plans (note 21)	36,973	19,587	19,612
Other interest	6,677,465	6,683,111	1,537,733
Total	128,282,707	115,225,118	77,987,308

Consolidated Financial Statements | December 31, 2023 | 101

*Values expressed in thousands, except when indicated

32.	Interest and similar expenses

"Interest and similar expenses" in the consolidated income statement consist of interest accrued in the year on all financial liabilities with implicit or explicit return, including remuneration in kind, calculated using the effective interest method, regardless of the measurement of the fair value, cost adjustments as a result of hedge accounting and interest costs attributed to pension funds.

The breakdown of the main items of interest and similar charges accrued in 2023, 2022 and 2021 is as follows:

Thousand of reais	2023	2022	2021

Credit institutions deposits	9,828,381	6,736,736	4,712,388
Customer deposits	48,543,885	38,508,954	13,187,967
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	4,998,766	6,951,908	4,536,849
Debt Instruments Eligible to Compose Capital (note 19)	1,925,772	863,394	902,398
Pension Plans (note 21)	189,139	176,224	237,024
Other interest (1)	15,912,730	14,484,725	3,092,216
Total	81,398,673	67,721,941	26,668,842
(1)	It is mainly composed of Expenses with Interest on Repo Agreements

33.	Equity instrument income

The "Equity Instrument Income" line item encompasses dividends and payments received as well as the profits generated by invested entities after the acquisition of equity instruments.

The breakdown of the balance for this line item is presented below:

Thousand of reais	2023	2022	2021

Equity instruments classified as:
Financial Assets Measured At Fair Value Through Profit Or Loss	18,658	33,985	89,563
Financial Assets Measured At Fair Value Through Other Comprehensive Income	3,521	4,088	477
Total	22,179	38,073	90,040

34.	Fee and commission income

The "Fee and Commission Income" line item includes all fees and commissions accrued to the Bank's benefit during the year, excluding those that are incorporated into the effective interest rate on financial instruments.

The breakdown of the balance for this line item is presented below:

Thousand of reais	2023	2022	2021

Collection and payment services:
Bills	1,040,113	1,097,170	1,228,497
Demand accounts	2,940,423	2,917,271	3,088,728
Cards (Credit and Debit) and Acquiring Services	6,528,718	5,890,549	5,208,160
Checks and other	98,884	109,014	108,487
Orders	905,907	751,766	660,177
Total	11,514,045	10,765,770	10,294,049

Marketing of non-Banking financial products:
Investment funds	510,695	568,455	672,915
Insurance and brokerage commissions	3,646,974	3,524,201	3,499,342
Capitalization plans	712,660	803,052	703,980
Total	4,870,329	4,895,708	4,876,237

Consolidated Financial Statements | December 31, 2023 | 102

*Values expressed in thousands, except when indicated

Securities services:
Securities underwriting and placement	1,167,677	1,017,763	894,182
Securities trading	291,167	325,960	304,507
Administration and custody	898,058	704,936	640,608
Asset management	1,645	890	946
Total	2,358,547	2,049,549	1,840,243

Other:
Foreign exchange	1,856,492	1,888,194	1,511,807
Financial guarantees	757,770	678,908	804,503
Other fees and commissions	1,097,595	959,594	1,061,250
Total	3,711,857	3,526,696	3,377,560

Total	22,454,778	21,237,723	20,388,089

35.	Fee and commission expenses

The "Fee and Commission Expenses" line item reflects the total amount of fees and commissions paid or payable during the year, excluding those that are incorporated into the effective interest rate on financial instruments.

The breakdown of the balance for this line item is presented below:

Thousand of reais	2023	2022	2021

Commissions assigned to third parties (1)	4,147,976	3,918,115	3,019,496
Other fees and commissions	2,666,837	2,443,728	2,095,292
Total	6,814,813	6,361,843	5,114,788
(1)	Primarily consisting of credit cards.

36.	Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities comprise the fair value adjustments of financial instruments, excluding those related to accrued interest from applying the effective interest method and provisions, as well as the gains or losses incurred from buying or selling financial instruments.

The breakdown of the balance for this line item, categorized by type of instrument, is presented below:

Thousand of reais	2023	2022	2021

Financial Assets Measured At Fair Value Through Profit Or Loss	3,440,830	4,801,086	5,280,479
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(463,844)	(239,777)	(665,853)
Of which: Financial assets at fair value through other comprehensive income
Debt instruments	(42,405)	(42,552)	(432,510)
Equity instruments	(421,439)	(197,225)	(233,343)
Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	(247,467)	(407,973)	(4,392,844)
Total	2,729,519	4,153,336	221,782
(1)	Includes the foreign exchange hedge of the Bank’s position in Cayman (note 23).

37.	Foreign exchange fluctuations (net)

Foreign exchange fluctuations reflect the gains or losses on currency transactions, the changes resulting from the conversion of monetary items from a foreign currency to the functional currency, and the gains or losses recognized on non-monetary foreign currency assets at the time of disposal.

Consolidated Financial Statements | December 31, 2023 | 103

*Values expressed in thousands, except when indicated

Thousand of Reais	2023	2022	2021

Revenue with Exchange Variations	104,400,557	170,221,459	196,480,319
Expenses with Exchange Variations	(103,335,390)	(169,675,569)	(198,482,605)
Total	1,065,167	545,890	(2,002,286)

38.	Other Operating Expenses (Net)

The breakdown of the "Other Operating Income (Expenses)" line item is presented below:

Thousand of reais	2023	2022	2021

Other operating income	714,363	885,774	914,084
Other operating expense	(866,732)	(1,238,328)	(1,559,663)
Contributions to fund guarantee of credit - FGC	(563,421)	(488,448)	(473,801)
Total	(715,790)	(841,002)	(1,119,380)

39.	Personnel expenses

a) Breakdown

The breakdown of the “Personnel Expenses” line item is presented below:

Thousand of reais	2023	2022	2021
Wages and salaries	6,640,403	6,311,240	5,905,394
Social security costs	1,654,056	1,431,129	1,153,164
Benefits	1,659,195	1,602,744	1,434,815
Defined benefit pension plans (note 21)	3,867	6,447	6,415
Contributions to defined contribution pension plans	180,926	128,091	152,156
Share-based compensation	163,695	39,876	24,045
Training	61,686	59,832	54,858
Other personnel expenses	450,098	317,636	294,855
Total	10,813,926	9,896,995	9,025,702

Consolidated Financial Statements | December 31, 2023 | 104

*Values expressed in thousands, except when indicated

b) Stock-based compensation

Banco Santander maintains long-term compensation programs that are contingent upon the market price performance of its shares. These programs are available to members of Banco Santander's Executive Board, as well as to individuals designated by the Board of Directors. Only those members of the Board of Directors who also serve on the Executive Board are eligible to participate in these plans. These amounts are recorded under the line items Other Liabilities (Note 24) and Personnel Expenses (Note 39.a).

b.1) Local and Global Program

				01/01 to 12/31/2023		01/01 to 12/31/2022		01/01 to 12/31/2021
Program	Liquidity Type	Vesting Period	Period of Exercise
		01/2019 to 12/2021	2022 and 2023	R$ -	(3)	R$ 40,403	(3)	R$ 4,216,667	(3)
		01/2020 to 12/2022	2023	R$ -	(2)	R$ 4,002,000	(2)	R$ 3,668,000	(2)
		01/2020 to 12/2022	2023 and 2024	R$ -	(1)	R$ -	(1)	R$ 2,986,667	(1)
		01/2021 to 10/2024	2024	R$ 18,270,000	(1)	R$ 23,490,000	(1)	R$ 13,520,000	(1)
		01/2023 to 12/2026	2026	R$ 750,000	(1)	R$ -	(1)	R$ -	(1)
		01/2021 to 12/2023	2023	R$ -	(4)	R$ 1,500,000	(4)	R$ 1,834,000	(4)
Local	Santander Brasil Bank Shares	07/2019 to 06/2022	2022	R$ -	SANB11	R$ 111,066	SANB11	R$ 111,962	SANB11
		09/2020 to 09/2022	2022	R$ -	SANB11	R$ 304,594	SANB11	R$ 301,583	SANB11
		01/2020 to 09/2023	2023	R$ -	SANB11	R$ 209,278	SANB11	R$ 249,666	SANB11
		01/2021 to 12/2022	2023	R$ -	SANB11	R$ 139,163	SANB11	R$ 177,252	SANB11
		01/2021 to 12/2023	2024	R$ 292,537	SANB11	R$ 343,863	SANB11	R$ 327,065	SANB11
		01/2021 to 01/2024	2024	R$ 217,291	SANB11	R$ 222,178	SANB11	R$ 30,545	SANB11
		01/2022 to 12/2025	2025	R$ 118,363	SANB11	R$ 66,323	SANB11	R$ -	SANB11
		01/2023 to 12/2026	2026	R$ 15,637	SANB11	R$ -	SANB11	R$ -	SANB11
		2023		80,412	SAN (**)	R$ 159,253	SAN (6)	R$ 309,576	SAN (**)
		2023, with limit for options' exercise until 2030		R$ 420,394	Op. Ações SAN (6)	R$ 832,569	Opções ações SAN (6)	R$ 1,618,445	Opções s/ SAN (**)
		02/2024		R$ 117,601	SAN (7)	R$ 124,184	SAN (7)	R$ 135,632	SAN (**)
		02/2024, with a limit for exercising the options until 02/2029		R$ 350,839	Op. Ações SAN (7)	R$ 370,477	Op. Ações SAN (7)	R$ 404,630	Op. Ações SAN (7)
Global	Santander Spain Shares and Options	2025		R$ 95,786	SAN (7)	R$ 150,703	SAN (7)	R$ -	SAN (7)
		2025, with a limit for exercising the options until 2030		R$ 367,827	Op. Ações SAN (7)	R$ 578,713	Op. Ações SAN (7)	R$ -	Op. Ações SAN (7)
		2026		R$ 199,680	SAN (7)	R$ 199,680	SAN (7)	R$ -	SAN (7)
		2026, with a limit for exercising the options until 2033		R$ 537,637	Op. Ações SAN (7)	R$ 537,637	Op. Ações SAN (7)	R$ -	Op. Ações SAN (7)
		2023, with a limit for exercising the options until 2032		R$ 9,095,000	Ações e opções sobre ações PagoNxt (8)	R$ -	Ações e opções sobre ações PagoNxt (8)	R$ -	Ações e opções sobre ações PagoNxt (8)
		12/2023		R$ 106,147	Ações SAM (9)	R$ -	Ações SAM (9)	R$ -	Ações SAM (9)
				R$ 19,020,000	(1)	R$ 28,992,000	(1)	R$ 26,225,334	(1)
Balance of Plans on December 31, 2023				R$ 9,095,000	(8)	R$ -	(8)	R$ -	(8)
				R$ 643,828	SANB11	R$ 1,436,867	SANB11	R$ 1,198,073	SANB11
				R$ 293,799	SAN (6) (7)	R$ 434,140	SAN (6) (7)	R$ 445,208	SAN (6) (7)
				R$ 1,139,060	Opções ações SAN (6) (7)	R$ 1,781,759	Opções ações SAN (6) (7)	R$ 2,023,075	Opções ações SAN (6) (7)
				R$ 106,147	SAM (9)	R$ -	SAM (9)	R$ -	SAM (9)
(*)	Plan target in Brazilian Reais, to be converted into SANB11 shares contingent upon the attainment of the plan’s performance criteria at the conclusion of the vesting period, based on the share price over the last 15 trading sessions of the month immediate

(**)	Target of the plan in SAN shares and options to be settled in cash at the end of the vesting period, contingent upon the achievement of the plan’s performance indicators.

Consolidated Financial Statements | December 31, 2023 | 105

*Values expressed in thousands, except when indicated

Our long-term programs are divided into Local and Global plans, each with specific performance indicators and a requirement for participants to maintain their employment relationship until the payment date to be eligible for receipt.

The determination of plan payments is based on the achievement percentage of the indicators, applied to the reference value (target), with Local plans being paid in SANB11 units and Global plans in shares and options of the Santander Group (SAN).

Each participant is assigned a reference value in cash, which is converted into SANB11 units or into shares and options of the Santander Group (SAN), usually based on the trading prices of the last 15 sessions of the month immediately preceding the grant of each plan. Upon the completion of the vesting period, the resulting shares are issued with a one-year lock-up, with this payment still subject to the application of Malus/Clawback provisions, which may reduce or cancel the shares to be delivered in instances of non-compliance with internal regulations and exposure to excessive risks.

Impact on Results

The impacts on results are recognized in the Personnel Expenses line item, as detailed below:

			Consolidated
		01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Program	Settlement Type
Local	Santander Actions (Brazil)	17,097	25,506	20,720
Global	Santander Spain shares and stock options	6,380	3,706	3,534

b.2) Stock-Based Variable Compensation

The long-term incentive plan (deferral) sets forth the criteria for the disbursement of future deferred portions of variable compensation, taking into account sustainable financial foundations over the long term. This includes the possibility of applying reductions or cancellations in response to the risks undertaken and the fluctuations in the cost of capital.

The variable compensation plan, which is linked to Banco Santander shares, is divided into 2 programs: (i) Identified Group and (ii) Other Employees. The impacts on results are recognized in the Personnel Expenses line item, as detailed below:

Program	Participant	Liquidity Type	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	156,962	8,228	63,658
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	223,562	76,275	111,995

Consolidated Financial Statements | December 31, 2023 | 106

*Values expressed in thousands, except when indicated

40.	Other Administrative Expenses

a) Breakdown

The breakdown of the balance for this line item is as follows:

Thousand of reais	2023	2022	2021

General maintenance expenses	896,232	895,734	889,077
Technology maintenance expenses	2,383,988	2,577,479	2,474,348
Advertising	521,964	540,593	621,425
Communications	501,765	421,522	353,271
Per diems and travel expenses	163,057	72,647	71,840
Taxes other than income tax	173,147	148,950	202,440
Surveillance and cash courier services	524,680	548,759	597,946
Insurance premiums	26,783	21,977	22,374
Specialized and technical services	2,397,149	2,228,715	2,184,139
Technical reports	512,257	425,767	355,343
Others specialized and technical services	1,884,892	1,802,948	1,828,795
Other administrative expenses (1)	1,159,950	886,742	873,857
Total	8,748,715	8,343,118	8,290,717
(1)	As of December 31, 2023, this is predominantly comprised of Business Formalization Expenses of R$949,009 (2022 – R$926,119 and 2021 - R$719,815), Data Processing Expenses of R$157,010 (2022 – R$155,326 and 2021 - R$160,716), Service Expenses of R$152,065 (2022 - income of R$ 52,165 and 2021 - R$ 51,689), and Recovery of Charges and Expenses of R$304,025 (2022– R$ 435,717 and 2021 – R$378,604).

b) Other Information

The “Technical Reports” line item encompasses the fees paid by the various entities within the Consolidated Group to their respective auditors, broken down as follows:

Millions of Reais	2023	2022	2021

Independent audit of the financial statements of the companies included in the consolidation scope	27.1	28.9	26.3

Audit Related	2.9	0.3	0.2
Others	0.5	0.3	0.4
Total	30.5	29.5	26.9

The approximate tax amount, as per Law No. 12.741/2012 was R$4.3 million (2022 - R$4.2 million and 2021 - R$3.8 million).

41.	Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance for this line item is as follows:

Thousand of reais	2023	2022	2021

Gains	1,038,003	62,951	45,780
Tangible and intangible assets	114,159	62,951	45,780
Investments (1)	923,844	-	-
Losses	(39,595)	(40,596)	(60,893)
Tangible and intangible assets	(33,956)	(40,596)	(32,863)
Investments	(5,639)	-	(28,030)
Total	998,408	22,355	(15,113)
(1)	Banco Santander, through its subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora"), sold a portion of its equity interest in Webmotors S.A. to Carsales, thereby divesting 40% of the company's share capital in the Consolidated Financial Statements, as detailed in note 3.g.

Consolidated Financial Statements | December 31, 2023 | 107

*Values expressed in thousands, except when indicated

42.	Gains (losses) on disposal and expenses on non-current assets held for sale not classified as discontinued operations

The breakdown of the balance of this item is as follows:

Thousand of reais	2023	2022	2021

Composition
Net constitution of reversal of provision of non-financial assets	29,707	47,130	(25,219)
Result on the Sale of non-financial assets	32,260	73,588	81,654
Operating expenses of non-financial assets	(16,772)	(11,591)	(8,810)
Total	45,195	109,127	47,625

43.	Other disclosures

a) Guarantees and commitments

The Bank offers a range of guarantees to help its clients improve their credit standing and enable them to compete effectively. The table below details all the guarantees as of December 31, 2023, 2022 and 2021

As required, the "Maximum potential value of future payments" represents the notional amounts that could be regarded as a loss in the event of a total default by the guaranteed parties, without taking into account possible recoveries from guarantees held or pledged, or recoveries on appeal. There is no correlation between these values and the probable losses on these guarantees. In fact, the "Maximum potential value of future payments" significantly exceeds the inherent losses.

Thousand of reais	2023	2022	2021

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	62,579,329	54,497,392	49,391,839
Financial guarantees	44,891,225	41,456,445	33,192,559
Performance guarantees	1,994,311	2,167,016	1,167,603
Financial letters of credit	15,667,096	10,841,284	14,990,887
Other	26,696	32,647	40,790
Other contingent exposures	3,091,932	2,881,565	4,028,516
Documentary Credits	3,091,932	2,881,565	4,028,516
Total Contingent Liabilities	65,671,261	57,378,957	53,420,355

Commitments
Loan commitments drawable by third parties (1)	177,455,391	158,731,264	145,958,258
Total Commitments	177,455,391	158,731,264	145,958,258

Total	243,126,652	216,110,221	199,378,613
(1)	Includes approved and unutilized limits for overdrafts, credit cards, and other similar facilities.

The Bank provides its clients with financial guarantees in commitments with third parties. The Bank retains the right to seek reimbursement from clients for any amounts it is required to pay under these guarantees. Additionally, cash or other forms of high liquidity collateral may be held against these commitments. These contracts are subject to the same credit assessment process as that applied to loans.

The Bank expects that these guarantees will expire without the need for any cash advances. Therefore, in the normal course of operations, the Bank anticipates that these transactions will have virtually no impact on its liquidity.

Performance guarantees are issued to secure clients' commitments, such as contractually specified investments, and to provide specified products, basic goods, or maintenance or warranty services to third parties, ensuring project completion in accordance with contractual terms, among other obligations. Included within standby letters of credit are guarantees for loan repayment, credit lines, promissory notes, and commercial acceptances. The Bank invariably requires collateral to issue this type of financial guarantee. In documentary credits, the Bank acts as a payment intermediary between commercial entities across different countries (import/export operations). In these transactions, the parties involved handle documents rather than the actual goods these documents represent. Typically, the basic goods traded serve as collateral for the transaction, and the Bank may extend certain credit lines. Commitments for loans redeemable by third parties primarily encompass most credit card lines and commercial commitments. Credit card lines may be unilaterally terminated by the issuer. Commercial commitments are generally one-year lines, contingent upon the client providing requisite information.

Consolidated Financial Statements | December 31, 2023 | 108

*Values expressed in thousands, except when indicated

The risk criteria for issuing all types of guarantees, standby letters of credit, documentary credits, and all signature risks are generally the same as those used for other credit risk products and, therefore, are subject to the same admission and monitoring standards. Guarantees provided on behalf of clients undergo the same credit quality review process as any other credit risk product. Regularly, at least once a year, the solvency of clients is assessed, as well as the likelihood of these guarantees being executed. Should there be any doubt regarding a client's solvency, provisions are recognized in net profit for the amount of inherent losses, even if no legal proceedings have been initiated against the Bank.

The recognition of provisions for impairment losses related to guarantees and other sureties (note 9.c) is recorded under the line item Impairment losses on financial assets (net) in the consolidated statement of income, and the methodology for its calculation is detailed in note 2.i.

Furthermore, the liability recognized as deferred income for the premium received for providing these guarantees is being amortized over the life of the related guarantees and totals R$282,613 (2022 - R$307,296 and 2021 - R$382,255).

b) Managed funds not recognized on the balance sheet

Banco Santander manages funds in which it does not hold a significant stake, does not act as a "principal," and has no equity interest. Based on the contractual relationship that governs the management of these funds, it is the third-party equity holders who are exposed to, or have rights to, variable returns and possess the ability to influence these returns through their decision-making authority. Additionally, the Bank serves as the manager of the funds, analyzing the remuneration regime, which is proportional to the services rendered, thereby not indicating that the fund manager acts as a "principal" (Note 2.w).

The following are the funds managed by Banco Santander not recognized on its balance sheet:

Thousand of reais	2023	2022	2021

Funds under management	11,871,919	18,934,221	2,770,684
Managed Funds	291,736,828	265,517,852	192,927,475
Total	303,608,747	284,452,073	195,698,159

c) Third-party securities held in custody

As of December 31, 2023, the Bank held in custody third-party debt securities and securities totaling R$ 80,174.807 (2022 - R$ 48,918,436 - and 2021 - R$ 37,998,502).

Consolidated Financial Statements | December 31, 2023 | 109

*Values expressed in thousands, except when indicated

d) Residual maturity

The breakdown, by maturity, of the balances of Financial Assets and Financial Liabilities at Amortized Cost in the consolidated balance sheet is as follows:

							2023
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	9,213,539	13,909,011	-	-	-	-	23,122,550
Debt instruments	412,242	69,310,969	10,259,106	120,485,997	36,519,808	7,426,528	244,414,650
Equity instruments	2,768,129	365,129	155,528	149,321	-	-	3,438,107
Loans and amounts due from credit institutions	54,683	7,259,224	4,100,331	13,974,320	320,376	7,911	25,716,845
Loans and advances to customer	24,033,838	130,798,304	120,472,284	136,237,815	56,969,138	49,465,756	517,977,135
Derivatives	27,780	7,346,217	874,329	17,727,138	1,035,989	2,283,268	29,294,721
Balances with the Brazilian Central Bank	170,867,718	-	-	-	-	-	170,867,718
Total	207,377,929	228,988,854	135,861,578	288,574,591	94,845,311	59,183,463	1,014,831,726

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	397,566	43,944,781	57,342,156	11,884,064	3,024,168	1,919,222	118,511,957
Customer deposits(1)	73,434,602	248,146,746	105,182,508	99,181,326	53,188,713	4,086,681	583,220,576
Marketable debt securities (1)	-	13,968,517	35,762,179	67,809,219	1,612,849	5,244,658	124,397,422
Debt Instruments Eligible to Compose Capital	-	391,121	812,411	1,260,717	1,416,688	15,746,030	19,626,967
Other financial liabilities	1,492,807	15,473,357	3,863,003	43,925,800	38,617	-	64,793,584
Short positions	-	722,785	1,672,459	3,182,266	2,741,410	11,513,071	19,831,991
Derivatives	-	4,344,309	4,013,055	12,858,091	1,674,379	2,050,594	24,940,428
Total	75,324,975	326,991,616	208,647,771	240,101,483	63,696,824	40,560,256	955,322,925
Difference (assets less liabilities)	132,052,954	(98,002,762)	(72,786,193)	48,473,108	31,148,487	18,623,207	59,508,801

							2022
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	21,588,648	414,791	-	-	-	-	22,003,439
Debt instruments	16,743,026	6,128,498	24,066,831	51,980,394	33,416,823	70,577,073	202,912,645
Equity instruments	2,473,827	42,813	116,447	2,429	-	3,256	2,638,772
Loans and amounts due from credit institutions	53,762	542,117	10,740,281	8,723,942	640,701	12,512	20,713,315
Loans and advances to customer	11,271,204	123,503,143	117,101,333	152,555,108	38,944,000	47,255,240	490,630,028
Derivatives	5,815	4,365,403	2,827,973	4,661,329	3,033,806	7,081,498	21,975,824
Balances with the Brazilian Central Bank	96,850,321	30,787,099	-	-	-	-	127,637,420
Total	148,986,603	165,783,864	154,852,865	217,923,202	76,035,330	124,929,579	888,511,443

Consolidated Financial Statements | December 31, 2023 | 110

*Values expressed in thousands, except when indicated

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	356,140	95,792,043	236,530	14,468,825	2,902,097	2,323,379	116,079,014
Customer deposits(1)	77,834,830	185,158,988	98,821,185	85,233,350	42,786,508	118,628	489,953,489
Marketable debt securities(1)	2,206,218	12,355,853	32,544,969	44,723,451	10,150,295	5,140,089	107,120,875
Debt Instruments Eligible to Compose Capital	-	6,786,472	875,575	1,358,736	1,526,828	8,990,007	19,537,618
Other financial liabilities	185,609	35,253,913	3,660,383	23,346,129	87,904	59,166	62,593,104
Short positions	-	144,261	3,083,821	4,575,483	5,395,593	8,848,265	22,047,423
Derivatives	-	5,076,938	3,131,463	5,366,782	2,975,559	2,148,583	18,699,325
Total	80,582,797	340,568,468	142,353,926	179,072,756	65,824,784	27,628,117	836,030,848
Difference (assets less liabilities)	68,403,806	(174,784,604)	12,498,939	38,850,446	10,210,546	97,301,462	52,480,595

							2021
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	15,430,680	1,226,521	-	-	-	-	16,657,201
Debt instruments	1,612,213	119,780,229	20,352,554	5,834,524	38,904,369	38,728,334	225,212,223
Equity instruments	-	-	-	-	-	2,527,504	2,527,504
Loans and amounts due from credit institutions	11,176,922	2,717,359	1,748,733	10,827,639	15,057	203	26,485,913
Loans and advances to customer	70,399,332	82,203,458	84,986,074	152,608,938	31,902,231	42,744,009	464,844,042
Derivatives	-	8,667,809	2,836,098	1,645,538	5,989,792	2,000,686	21,139,923
Balances with the Brazilian Central Bank	69,178,841	15,736,825	-	-	-	-	84,915,666
Total	167,797,988	230,332,201	109,923,459	170,916,639	76,811,449	86,000,736	841,782,472

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	10,052,363	60,636,478	39,748,331	6,681,493	1,656,909	2,230,335	121,005,909
Customer deposits(1)	86,051,583	79,687,549	56,178,087	163,641,875	83,326,774	75,201	468,961,069
Marketable debt securities(1)	-	28,052,200	5,038,906	35,844,265	9,341,229	760,192	79,036,792
Debt Instruments Eligible to Compose Capital	-	5,552,801	-	14,088,607	-	-	19,641,408
Other financial liabilities	3,935,497	770,492	9,962,122	11,672,615	35,107,790	-	61,448,516
Short positions	-	12,780,559	-	-	-	-	12,780,559
Derivatives	641,571	7,239,697	2,503,888	9,117,265	3,773,251	1,343,309	24,618,981
Total	100,681,014	194,719,775	113,431,334	241,046,120	133,205,953	4,409,037	787,493,234
Difference (assets less liabilities)	67,116,974	35,612,426	(3,507,875)	(70,129,481)	(56,394,504)	81,591,699	54,289,238
(1)	Includes liabilities that may be subject to early settlement, comprising: demand and time deposits, repurchase agreements with clients, Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA).

Consolidated Financial Statements | December 31, 2023 | 111

*Values expressed in thousands, except when indicated

e) Equivalent value of assets and liabilities in BRL

The main foreign currency balances recorded in the consolidated balance sheet, based on the nature of the respective items, are as follows:

Equivalent Value in Thousand of Reais	2023		2022		2021
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash	14,163,790	-	10,657,125	-	10,851,016	-
Financial ssets/liabilities measured at fair value through profit or loss held for trading	9,524,235	4,258,857	5,895,720	5,376,666	2,587,588	21,784,041
Financial assets measured at fair value through other comprehensive income	15,148,639	-	17,114,102	-	17,102,273	-
Financial assets/liabilities measured at amortized cost	76,408,125	133,451,264	75,695,229	117,277,231	70,283,097	86,184,330
Total	115,244,789	137,710,121	109,362,176	122,653,897	100,823,975	107,968,371

f)	Other Commitments

Banco Santander leases properties, primarily for use as branches, under a standard lease agreement that it may terminate at its discretion. This agreement includes a renewal option and adjustment clauses, falling within the concept of operational leasing.

The total of future minimum lease payments under non-cancellable operational leases is presented below:

	2023	2022	2021

Up to 1 Year	582,294	284,945	715,576
Between 1 to 5 Years	1,132,409	1,044,715	1,420,853
More than 5 Years	734,431	224,536	181,417
Total	2,449,134	1,554,196	2,317,846

Additionally, Banco Santander holds indefinite-term contracts, amounting to R$ 649 (2022 - R$700 and 2021 - R$801), corresponding to the monthly lease payments for contracts of this nature. Lease payments, recognized as expenses in the fiscal year of 2023, totaled R$326,745 (2022 - R$391,408 and 2021 - R$369,482).

Lease agreements will be adjusted annually in accordance with prevailing legislation, where the maximum adjustment is based on the fluctuation of the General Market Price Index ("IGPM"). The lessee is granted the right to unilaterally terminate these agreements at any time, pursuant to contractual clauses and current legislation.

g) Contingent assets

As of December 31,2023,2022 and 2021, contingent assets were not recognized in the accounting records.

44.	Business segment reporting

In accordance with IFRS 8, an operating segment is defined as a component of an entity:

(a)	That engages in activities from which it can generate income and incur expenses (including income and expenses arising from transactions with other components of the same entity);
(b)	Whose operational results are regularly reviewed by the entity’s chief decision-maker responsible for operational decisions regarding the allocation of resources to the segment and assessment of its performance; and
(c)	For which separate financial information is available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank (SCIB)

Consolidated Financial Statements | December 31, 2023 | 112

*Values expressed in thousands, except when indicated

The Bank operates across two segments: the Commercial Segment, catering to both individual and corporate clients (excluding global corporate clients, who are served in the Global Wholesale Banking Segment), and the Global Wholesale Banking Segment, which encompasses Investment Banking and Markets operations, including the Treasury and Equity Business Departments.

The Bank operates both in Brazil and internationally through its branches in Cayman and Luxembourg, as well as its subsidiary in Spain, serving Brazilian clients. Accordingly, it does not present geographical segmentation.

The Income Statements and other relevant data are as follows:

Thousand of reais	2023

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	44,651,967	2,232,067	46,884,034
Equity instrument income	3,514	18,665	22,179
Income from companies accounted for by the equity method	184,889	54,347	239,236
Net fee and commission income	13,269,837	2,370,128	15,639,965
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,125,430)	4,920,116	3,794,686
Other operating expense (net)	(595,993)	(119,797)	(715,790)
TOTAL INCOME	56,388,784	9,475,526	65,864,310
Personnel expenses	(9,753,972)	(1,059,954)	(10,813,926)
Other administrative expenses	(7,866,949)	(881,766)	(8,748,715)
Depreciation and amortization	(2,621,353)	(119,597)	(2,740,950)
Provisions (net)	(4,404,408)	(20,004)	(4,424,412)
Impairment losses on financial assets (net)	(26,582,759)	(1,425,327)	(28,008,086)
Impairment losses on non-financial assets (net)	(250,044)	(129)	(250,173)
Other non-financial gains (losses)	1,043,603	-	1,043,603
OPERATING PROFIT BEFORE TAX (1)	5,952,902	5,968,749	11,921,651
Currency Hedge(1)	(163,165)	-	(163,165)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	5,789,737	5,968,749	11,758,486

Thousand of reais	2022

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	45,617,896	1,885,281	47,503,177
Equity instrument income	11,239	26,834	38,073
Income from companies accounted for by the equity method	147,676	51,503	199,179
Net fee and commission income	12,538,806	2,337,074	14,875,880
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(360,383)	5,059,609	4,699,226
Other operating expense (net)	(718,459)	(122,543)	(841,002)
TOTAL INCOME	57,236,775	9,237,758	66,474,533
Personnel expenses	(8,985,721)	(911,274)	(9,896,995)
Other administrative expenses	(7,571,376)	(771,742)	(8,343,118)
Depreciation and amortization	(2,479,643)	(105,859)	(2,585,502)
Provisions (net)	(1,207,531)	(7,959)	(1,215,490)
Impairment losses on financial assets (net)	(23,682,848)	(1,145,901)	(24,828,749)
Impairment losses on non-financial assets (net)	(160,479)	(955)	(161,434)
Other non-financial gains (losses)	131,482	-	131,482
OPERATING PROFIT BEFORE TAX (1)	13,280,659	6,294,068	19,574,727
Currency Hedge(1)	(129,406)	-	(129,406)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	13,151,253	6,294,068	19,445,321

Consolidated Financial Statements | December 31, 2023 | 113

*Values expressed in thousands, except when indicated

Thousand of reais	2021

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	46,236,026	5,082,440	51,318,466
Equity instrument income	10,216	79,824	90,040
Income from companies accounted for by the equity method	105,403	38,781	144,184
Net fee and commission income	13,285,099	1,988,202	15,273,301
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,433,236)	(347,268)	(1,780,504)
Other operating expense (net)	(974,391)	(144,989)	(1,119,380)
TOTAL INCOME	57,229,116	6,696,990	63,926,107
Personnel expenses	(8,220,544)	(805,158)	(9,025,702)
Other administrative expenses	(7,697,346)	(593,371)	(8,290,717)
Depreciation and amortization	(2,342,639)	(91,282)	(2,433,921)
Provisions (net)	(2,176,774)	(2,643)	(2,179,417)
Impairment losses on financial assets (net)	(17,169,630)	56,896	(17,112,734)
Impairment losses on non-financial assets (net)	(163,935)	(1,864)	(165,799)
Other non-financial gains (losses)	32,512	-	32,512
OPERATING PROFIT BEFORE TAX (1)	19,490,760	5,259,568	24,750,329
Currency Hedge(1)	2,511,980	-	2,511,980
ADJUSTED OPERATING INCOME BEFORE TAX (1)	22,002,740	5,259,568	27,262,309

(1)	Includes, within the Commercial Bank, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate fluctuations of offshore investments on net income), with its result recorded in 'Gains (losses) on financial assets and liabilities,' fully offset in the Tax line.

	2023
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,010,503,261	105,149,515	1,115,652,776
Loans and advances to customers	445,085,759	72,891,376	517,977,135
Customer deposits	425,724,599	157,495,977	583,220,576

	2022
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	886,630,727	98,820,102	985,450,829
Loans and advances to customers	417,773,158	72,856,870	490,630,028
Customer deposits	356,744,926	133,208,563	489,953,489

	2021
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	838,267,118	92,941,277	931,208,395
Loans and advances to customers	394,086,048	70,757,994	464,844,042
Customer deposits	344,180,608	124,780,461	468,961,069

Consolidated Financial Statements | December 31, 2023 | 114

*Values expressed in thousands, except when indicated

45.	Related party transactions

The Bank's related parties include, in addition to its subsidiaries, affiliates, and jointly-controlled entities, the key management personnel of the Bank and entities over which such key management personnel may exert significant influence or control.

Santander has a Related-Party Transactions Policy approved by the Board of Directors, designed to ensure that all transactions covered by the policy are conducted in the best interests of Banco Santander and its shareholders. This policy grants the Board of Directors the authority to approve certain transactions. Additionally, the established rules apply to all employees and administrators of Banco Santander and its subsidiaries.

Transactions and compensation for services involving related parties are conducted in the ordinary course of business and on arm's length terms, encompassing interest rates, terms, and guarantees, without entailing higher collection risks than usual or presenting any additional disadvantages.

a) Compensation of Key Management Personnel

For the period from January to December of 2023, management proposed a total remuneration for the administrators (Board of Directors and Executive Board) of up to R$ 500.000.000 (five hundred million reais), encompassing fixed, variable, and stock-based compensation. This proposal underwent consideration at the Ordinary General Meeting (OGM) held on April 28, 2023.

i) Long-term benefits

The Bank, in line with Banco Santander Spain and other subsidiaries globally within the Santander Group, maintains long-term compensation programs that are tied to the market performance of its share price, contingent upon the achievement of specified targets.

ii) Short-term benefits

The table below presents the Salaries and Fees of the Board of Directors and Executive Management:

Thousand of reais	2023	2022	2021

Fixed Compensation	132,276	115,680	96,544
Variable Compensation - in cash	126,181	117,730	115,627
Variable Compensation - in shares	91,306	87,702	94,607
Others (1)	79,229	61,294	67,883
Total Short-Term Benefits	428,992	382,406	374,661
Variable Compensation - in cash	99,506	95,398	101,837
Variable Compensation - in shares	96,361	99,827	109,918
Total Long-Term Benefits	195,867	195,225	211,755
Total (2)	624,859	577,631	586,416

Additionally, for the fiscal year ended December 31, 2023, charges related to the management's remuneration were incurred, amounting to R$40,863 (2022 - R$36,747 and 2021 - R$32,086).

iii) Contract termination

The termination of the employment agreement with Administrators, due to non-compliance with obligations or at the initiative of the contracted party, does not confer any right to financial compensation, and their accrued benefits will be discontinued.

Consolidated Financial Statements | December 31, 2023 | 115

*Values expressed in thousands, except when indicated

b) Loan operations

In accordance with current legislation, no loans or advances are granted when involving the following:

I - Officers, Board of Directors and Audit Committee members, as well as their respective spouses and second-degree relatives;

II - Individuals or legal entities holding an interest in Banco Santander's capital exceeding 10%;

III - Legal entities in which Banco Santander holds a capital interest exceeding 10%; and

IV - Legal entities in which any officers, Board of Directors and Audit Committee members, or administrators of the financial institution itself, as well as their spouses and immediate family members up to the second degree, hold a capital interest exceeding 10%.

c) Ownership interest

The table below presents the direct equity interests (ordinary and preference shares) as of December 31, 2023, December 2022 and 2021.

	2023
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.8%
Total	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	9.1%	375,952	10.2%	724,100	9.7%

	2022
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,444	0.1%	4,444	0.1%	8,888	0.1%
Others	342,919	9.0%	370,723	10.1%	713,642	9.6%
Total	3,787,533	99.2%	3,648,674	99.2%	7,436,207	99.2%
Treasury shares	31,162	0.8%	31,162	0.8%	62,324	0.8%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.1%
Free Float (2)	342,919	9.0%	370,723	10.1%	713,642	9.5%

	2021
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.07%	-	0.0%	2,696	0.04%
Administrators (*)	4,939	0.13%	5,029	0.11%	9,968	0.13%
Others	357,831	9.4%	385,545	10.5%	743,376	9.9%
Total	3,802,940	99.6%	3,664,081	99.7%	7,467,021	99.6%
Treasury shares	15,755	0.4%	15,755	0.4%	31,510	0.5%
Total	3,818,695	100.0%	3,679,836	100.1%	7,498,531	100.1%
Free Float (2)	357,831	9.4%	385,545	10.5%	743,376	9.9%
(1)	Companies of the Santander Spain Group.
(2)	Comprised of Employees and Others.
(*)	None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

Consolidated Financial Statements | December 31, 2023 | 116

*Values expressed in thousands, except when indicated

d) Related-party transactions

The following table presents the transactions that occurred between the group's companies:

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total

	2023	2022	2023	2022	2023	2022	2023	2022
Assets	18,027,308	4,671,501	24,045,989	24,340,579	36,813	25,737	42,110,110	29,037,817
Derivatives Measured At Fair Value Through Profit Or Loss, Net	4,590,150	(3,138,996)	273,338	1,034,184	-	-	4,863,488	(2,104,812)
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	13,252,195	7,800,513	22,583,295	21,408,097	-	-	35,835,490	29,208,610
Loans and other values with customers	184,963	-	1,037,303	1,795,084	23,463	16,380	1,245,729	1,811,464
Other Assets	-	9,984	152,053	103,214	-	-	152,053	113,198
Warranties and Limits	-	-	-	-	13,350	9,357	13,350	9,357
Liabilities	(10,812,203)	(23,541,990)	(8,613,955)	(7,953,565)	(407,621)	(263,592)	(19,833,779)	(31,759,147)
Deposits from credit institutions	(4,484,720)	(10,167,933)	(7,313,483)	(6,846,987)	-	-	(11,798,203)	(17,014,920)
Securities	-	-	(150,237)	-	(76,365)	(201,054)	(226,602)	(201,054)
Customer deposits	-	-	(950,282)	(904,926)	(26,553)	(31,040)	(976,835)	(935,966)
Other Liabilities	(211,265)	(201,380)	(199,953)	(201,652)	(304,703)	(31,498)	(715,921)	(434,530)
Debt Instruments Eligible for Capital	(6,116,218)	(13,172,677)	-	-	-	-	(6,116,218)	(13,172,677)

	2023	2022	2023	2022	2023	2022	2023	2022
Income	1,311,494	(1,217,332)	1,209,548	1,620,385	(618,470)	18,223	1,902,572	421,276
Interest and similar income - Loans and amounts due from credit institutions	349,749	47,120	(1,856)	-	2,835	2,388	350,728	49,508
Warranties and Limits	-	-	-	-	16,276	37,769	16,276	37,769
Interest expense and similar charges - Customer deposits	(6,949)	(111,024)	(242,635)	(276,809)	(638,304)	(22,685)	(887,888)	(410,518)
Fee and commission income (expense)	(67,438)	-	3,469,809	3,432,090	454	495	3,402,825	3,432,585
Gains (losses) on financial assets and liabilities and exchange differences (net)	2,027,362	(88,674)	(1,487,667)	(1,011,261)	269	256	539,964	(1,099,679)
Administrative expenses and amortization	(211,265)	(201,359)	(528,103)	(523,635)	-	-	(739,368)	(724,994)
Debt Instruments Eligible for Capital	(779,965)	(863,395)	-	-	-	-	(779,965)	(863,395)
(1)	Parent - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1.a) through its subsidiaries GES and Sterrebeeck B.V.
(2)	Related entities as disclosed in note 11.
(3)	Refers to the recording in off-balance sheet accounts of loan operation Guarantees and Limits with Key Management Personnel.

Consolidated Financial Statements | December 31, 2023 | 117

*Values expressed in thousands, except when indicated

46.	Risk management

Risk management at Banco Santander is based on the following principles:

A.	Risk function independence from the commercial department.
B.	Senior Management involvement in decision-making.
C.	Consensus between the Risk and Commercial departments on lending decisions.
D.	Collective decisions, involving the branch network, aimed at fostering diversity of opinions and preventing the assignment of individual decisions.
E.	Use of statistical forecasting tools for default prediction, including internal ratings, credit scoring, behavior scoring, RORAC (Risk-Adjusted Return on Capital), VaR (Value at Risk), economic capital, and scenario analysis, among other methods.
F.	Global perspective, integrating the management of risk factors across business units and employing economic capital as a uniform metric for assessing assumed risk and evaluating management performance.
G.	Common management instruments
H.	Organizational structure
I.	Scopes and responsibilities
J.	Risk limitation
K.	Recognition
L.	Efficient information channels
M.	Maintaining a medium-low risk profile and low volatility through:
•	Portfolio diversification, by limiting concentrations in clients, groups, sectors, products, or geographies; reducing the complexity of market operations; analyzing the social and environmental risks of businesses and projects financed by the Bank; and continuous monitoring to prevent portfolio deterioration.
•	Establishment of policies and procedures that constitute the Normative Risk Model, governing risk-related activities and processes in compliance with directives from the Board of Directors, Brazilian Central Bank regulations, as well as international best practices, aiming to safeguard capital and ensure the profitability of business operations.

At Santander Brasil, the risk control and management process was determined based on the Framework set forth at the corporate level, outlined according to the following phases:

I.	Adaptation of risk management structures and policies in alignment with Banco Santander's risk management principles.

The Corporate Risk Management Framework, approved by Senior Management (Risks), is designed to establish the principles and standards for risk management and control at Banco Santander. It is based on corporate organizational models and complies with the requisite regulatory standards for credit management.

The organizational model consists of the management map, which delineates the responsibilities of each area by risk type, the risk governance function, and the regulatory framework itself.

II.	Risk identification through continuous review and monitoring of exposures, assessment of new products and business ventures, and specific analysis of unique transactions.
III.	Risk measurement using periodically tested methods and models.
IV.	Preparation and distribution of a comprehensive set of reports, which undergo daily review by the Executive Board of Banco Santander.
V.	Implementation of a risk control system that assesses, on a daily basis, the extent to which the Bank's risk profile conforms to approved policies and established limits. The most significant tools and techniques (previously mentioned), currently employed by Banco Santander, are at various stages of maturity regarding their implementation and application within the Bank. For the wholesale segment, these techniques are aligned with corporate-level development. For other segments, models based on internal classifications and score systems, VaR analysis, market risk scenario analysis, and stress testing have already been integrated into the risk management routine, while the integration of expected loss, economic capital, and RORAC into risk management is underway.
VI.	Models based on internal classifications and score systems, which, by assessing the various qualitative and quantitative risk components for each client and transaction, enable the estimation of the probability of default initially, and subsequently, the loss based on LGD estimates.

Consolidated Financial Statements | December 31, 2023 | 118

*Values expressed in thousands, except when indicated

VII.	Economic capital, as a consistent measure of assumed risk and a basis for evaluating management performance.
VIII.	RORAC, utilized both as a pricing tool in wholesale operations, particularly within global relationship companies (employing a bottom-up approach), and in the analysis of portfolios and business units (using a top-down approach).
IX.	VaR, utilized to control and set market risk limits for the treasury's various portfolios.
X.	Scenario analysis and stress testing to complement market and credit risk assessments in order to evaluate the impact of alternative scenarios, including on provisions and capital.

a) Corporate Governance of the Risk Function

The structure of Banco Santander's Risk Committees is defined in line with a prudent risk management standard, always in compliance with the local regulatory and normative environment. Its primary responsibilities are the following:

A.	Integrate and adapt the Bank's risk culture to the local context, in addition to the risk management strategy, tolerance level, and risk appetite, previously approved by the Executive Committee and the Board of Directors, all in alignment with the corporate standards of Banco Santander Spain;
B.	Assess and approve proposals, operations, and limits, whether related to credit or market, for clients and portfolios;
C.	Conduct periodic monitoring of all inherent business risks, ensuring that the risk profile is aligned with the established risk appetite;
D.	Authorize the use of management tools, local risk models, and understand the results of their internal validation;
E.	Remain informed, assess, and comply with any observations and recommendations that may periodically be issued by supervisory authorities in the execution of their duties;

The credit risk management structure comprises departments operating from a portfolio management perspective and units dedicated to the individualized analysis and decision-making on loans for Individual, Business, and Wholesale clients. A specific area is tasked with consolidating the portfolios and their respective risks, providing support to management, as well as to the Group's headquarters in Spain, offering an integrated risk view.

The credit risk management structure comprises departments operating from a retail and wholesale portfolio management perspective. A specific area is tasked with consolidating the portfolios and their respective risks, providing support to management, as well as to the Group's headquarters in Spain, offering an integrated risk view.

A designated structure is responsible for attending to regulators, supervisors, as well as internal and external auditors.

It features a unit known as ERM-Enterprise Risk Management, composed of a suite of functions that span across all risks, required for their proper management. This structure includes the areas of Methodology (model development and parameterization); Credit Risk Control; Risk Control.

b) Credit Risk

b.1) Introduction to credit risk management

Credit Risk Management supports the formulation of strategies in alignment with risk appetite, while also setting limits that include the analysis of exposure and trends, as well as assessing the effectiveness of the credit policy. The objective is to sustain a risk profile and sufficient minimum profitability to offset the anticipated default, for both individual clients and the overall portfolio, as determined by the Executive Committee and the Board of Directors. Moreover, it is tasked with overseeing the risk management systems and their implementation in the identification, measurement, control, and mitigation of risk exposure in either individual or similarly grouped operations.

Risk Management is specialized according to client characteristics, distinguishing between individualized clients (monitored by dedicated analysts) and clients with similar characteristics (standardized).

•	Individualized management – Conducted by a designated risk analyst, who is responsible for the preparation of analyses, submission to the Risk Committee, and ongoing monitoring of the client's progress. It applies to clients from the Global Wholesale Banking segment (Corporate and Santander Corporate & Investment Banking - SCIB) and Commercial Banking (Portfolio clients, Companies 3, as well as GIU-Governments, Institutions, and Universities).
•	Standardized management – Targeted at individuals and companies not classified as individualized clients. It relies on automated decision-making models and internal risk assessment frameworks, supplemented by commercial units and specialized analyst teams to address exceptions.

Consolidated Financial Statements | December 31, 2023 | 119

*Values expressed in thousands, except when indicated

Macroeconomic factors and market conditions, as well as sector-wise and geographical concentrations, alongside the profiles of clients and economic forecasts, are also evaluated and considered for a proper assessment of credit risk.

b.2) Measures and evaluation tools

Rating tools

The Bank employs its proprietary rating models to assess the credit quality of a client or transaction. Each rating is linked to a probability of default or non-payment, determined based on the Bank's historical experience, to predict default. These scores/ratings are utilized in the credit risk approval and monitoring process.

The classification of credit exposures into distinct categories is conducted based on an analysis of the client's financial and economic circumstances, as well as other registration information that is regularly updated. New types of operations are subjected to a credit risk assessment and must be verified for compliance with the controls adopted by the Bank.

The ratings assigned to clients are periodically reviewed, incorporating the latest financial information and insights gained from the banking relationship. The frequency of these reassessments is heightened for clients who reach specific thresholds in automated alert systems, as well as for those designated for special monitoring. The rating tools are also continually reviewed and refined to ensure the accuracy of the ratings they assign is continually improved.

Credit risk parameters

We assess all loans with regard to the provision for impairment losses on credit risk.

Loans are individually assessed for impairment or collectively assessed through grouping by similar risk characteristics. Loans that are individually evaluated for impairment losses are not assessed collectively.

To measure the impairment loss of loans assessed individually for impairment, we consider the conditions of the borrowers, including their economic and financial status, level of indebtedness, cash flow generation capacity, management quality, corporate governance, internal controls quality, payment history, industry experience, contingencies, and credit limits. Additionally, we evaluate asset characteristics, such as their nature and purpose, type, adequacy, and liquidity of collateral, drawing on historical impairment experience and other known circumstances at the time of assessment.

To measure the impairment loss on loans assessed collectively for impairment, we segregate financial assets into groups based on their credit risk characteristics and similarities. In other words, according to the segment, type of assets, collateral, and other factors related to historical impairment losses and other known circumstances at the time of assessment. The impairment loss is calculated using statistical models that incorporate the following factors:

Exposure At Default (EAD): refers to the amount of a transaction exposed to credit risk, including the proportion of the current exposure of the outstanding balance that could be realized in the event of default. The developed models incorporate assumptions to account for potential changes in the payment schedule.

Probability of Default (PD): denotes the likelihood of a counterparty failing to fulfill its obligation to repay the principal and/or interest. Within the framework of IFRS 9, this encompasses both the PD-12 months, which is the probability of the financial instrument defaulting within the next 12 months, and the lifetime PD, which is the probability of the transaction defaulting over its remaining term. The estimation of these parameters requires the consideration of relevant future information, as per the standard.

Loss Given Default (LGD): represents the loss incurred upon default. In other words, it quantifies the percentage of exposure that was not recoverable following a default event. The determination of LGD is primarily influenced by the collateral, which serves as a mitigator of the credit risk associated with each financial asset, and the expected future cash flows to be recovered. In accordance with the standard, forward-looking information must be considered in the estimation process.

Discount Rate: the rate applied to the estimated future cash flows over the expected lifespan of the asset, which corresponds to the net present value of the financial instrument relative to its carrying amount.

To estimate the aforementioned parameters, the Bank leveraged its expertise in developing internal models for the calculation of parameters for both regulatory and management purposes.

Consolidated Financial Statements | December 31, 2023 | 120

*Values expressed in thousands, except when indicated

The table presented in note 9.b outlines the portfolio according to internal risk rating levels and their probability of default.

Thousand of reais	2023	2022	2021

By maturity
Less than 1 Year	287,366,871	269,784,211	270,050,934
Between 1 and 5 years	185,907,482	177,488,141	160,932,317
More than 5 years	78,261,850	77,382,938	62,371,451
Loans and advances to customers, gross	551,536,203	524,655,290	493,354,702

By internal classification of risk
Low	408,973,257	392,397,296	374,505,212
Medium-low	87,232,484	77,992,749	79,216,725
Medium	16,643,774	18,647,136	14,589,977
Medium-High	13,238,069	13,573,901	9,413,110
High	25,448,619	22,044,208	15,629,678
Loans and advances to customers, gross	551,536,203	524,655,290	493,354,702

The expected loan losses, measured using sufficient and available historical data, are detailed below.

			2023
		Probability of default	Default loss
	Exposure

Commercial and industrial	233,946,174	6%	38%
Real Estate Credit - construction	61,747,722	8%	6%
Individual loans	252,687,422	11%	61%
Leasing	3,154,886	1%	37%

			2022

		Probability of default	Default loss
	Exposure

Commercial and industrial	223,321,961	6%	41%
Real Estate Credit - construction	58,242,768	5%	5%
Individual loans	240,227,475	12%	49%
Leasing	2,863,086	1%	26%

			2021

		Probability of default	Default loss
	Exposure

Commercial and industrial	247,674,251	6%	50%
Real Estate Credit - construction	54,738,606	2%	8%
Individual loans	188,408,840	10%	61%
Leasing	2,533,004	2%	31%

b.3) Observed losses: credit cost measures

Each month, the Bank estimates the losses associated with credit risk and subsequently compares these estimates with the actual losses incurred during the month. Periodic analyses are conducted to monitor and maintain control over credit risk.

To complement the use of admission and rating models, Banco Santander employs additional measures to support the prudent and effective management of credit risk, based on observed losses.

The cost of credit is calculated by adding the loan losses incurred over the fiscal year to the average loan portfolio for the same period.

b.4) Credit risk cycle

Banco Santander has a global perspective of its loan portfolio across all stages of the risk cycle, with a level of granularity that enables the assessment of the current risk situation and potential movements. This mapping is overseen by the Board of Directors and the Executive Committee of the bank, which are responsible for setting risk management policies and procedures, limits, and delegating authority, in addition to approving and supervising the department's operations.

Consolidated Financial Statements | December 31, 2023 | 121

*Values expressed in thousands, except when indicated

The credit risk management process involves the identification, measurement, analysis, control, negotiation, mitigation, and decision-making on the risks incurred in the operations of the Bank and its affiliated entities within the Conglomerate. The credit cycle comprises three distinct stages:

•	Pre-sales: encompasses the planning activities, goal setting, assessment of Banco Santander's risk appetite, approval of new products, risk analysis, credit rating procedures, and definition of limits;
•	Sales: this involves the decision-making process for pre-classified and specific operations; and
•	After-sales: this includes the processes of monitoring, measurement, and control, as well as the management of the recovery process.

Planning and setting risk limits

This process identifies the Bank's risk appetite by evaluating business proposals and assessing its risk position.

It is determined based on the risk appetite approved by the Bank's Management and its units.

In the context of individualized risks, the client constitutes the foundational level, for whom specific limits are set.

For SCIB clients, a pre-classification model is utilized, which is based on a system for measuring and monitoring economic capital. With respect to the Corporate segment, the operational limit model is applied, utilizing maximum nominal credit values.

For clients under standardized risk management, portfolio limits are established through loan management programs (LMP), a document that is pre-agreed upon by the business and risk departments, and approved by the Executive Committee. This document specifies the expected outcomes for the business in terms of risk and return, as well as the limits to which both the activity and risk management are subject. This client segment receives a more automated Risk treatment.

Risk analysis and rating process

Risk analysis is a prerequisite for the Bank's credit approval for clients. This analysis involves examining the counterparty's ability to fulfill its contractual obligations to the Bank, which includes assessing the client's credit quality, risk operations, solvency, and the intended return in light of the assumed risk.

This risk assessment is conducted at least annually, and may be revised more frequently if warranted by the client's risk profile (due to centralized alert systems or visits from the manager or credit analyst), or if there are specific transactions outside of the pre-classification.

Decision-making on operations

The decision-making process for operations is designed to analyze and implement measures in accordance with pre-established policies, factoring in the risk appetite and any significant elements of the operation for the purpose of assessing risk and return.

The Bank employs, among other methodologies, the RORAC (Risk-Adjusted Return on Capital) approach for analysis and pricing in its decision-making process concerning operations and business activities.

Risk monitoring and control

In the retail banking segment for individual customers, clients are systematically assessed through a daily credit scoring process.

This process enables the reassessment of credit exposure, allowing for increases in exposure for clients exhibiting good credit quality. In the event of detecting a deterioration in risk level, it automatically triggers actions for credit risk containment and the implementation of preventive measures.

In instances of individualized management, the preemptive detection of credit quality deterioration within an operation falls under the joint responsibility of the commercial manager and the risk analyst. Furthermore, risk monitoring is conducted through a continuous observation process, aimed at the early identification of incidents that may occur in the evolution of operations, clients, and their environment.

This monitoring may lead to the client's classification under SCAN (a system designed to differentiate management levels and dictate the appropriate actions on a case-by-case basis).

Consolidated Financial Statements | December 31, 2023 | 122

*Values expressed in thousands, except when indicated

Risk control function

The control function is executed by assessing risks from various complementary perspectives, with the main pillars being control by location, business area, management model, product, and process. This approach facilitates the identification of specific situations necessitating decision-making. The objective is to gain a comprehensive understanding of the Bank's loan portfolio across all stages of the credit cycle, with a degree of detail enabling the evaluation of the current risk situation and potential changes.

Shifts in the Bank's exposure to credit risk are continuously and systematically monitored. The effects of these changes on future exogenous situations, as well as those stemming from strategic decisions, are assessed with the aim of implementing measures that restore the loan portfolio's profile and value back to the parameters set by the Executive Committee.

b.5) Credit Recovery

Operational strategies and channels are determined based on the number of days past due and the respective amounts, resulting in a Responsibilities Map and always prioritizing, as the primary option, the customer's recovery.

Behavioral scoring tools are utilized to assess the collection performance of specific groups, aiming to reduce costs and enhance recovery efforts. These models are designed to estimate the likelihood of customer default by optimizing collection strategies, so that customers with a lower probability of recovery are targeted with timely interventions. In instances where there is a higher likelihood of repayment, the emphasis is placed on maintaining a healthy relationship with customers. All customers facing significantly overdue payments or those with restructured loans are subjected to internal restrictions.

Clients with higher volumes at Risk are assigned a portfolio-based recovery model, with commercial oversight and a recovery specialist.

b.6) Credit risk from other perspectives

Certain areas and/or specific perspectives on credit risk warrant the attention of specialists, in addition to the management of overall risk.

Concentration risk

Concentration risk is a critical factor in credit risk management. The Bank continuously monitors the concentration of credit risk within its portfolios, by economic sector, geographical location/country, customer groups, and product types.

The Risk Committee establishes risk policies and assesses the necessary exposure limits for the effective management of credit risk concentration within the portfolio. From a sector-wise perspective, the distribution of the corporate client portfolio is appropriately diversified.

The Risk Executive Vice Presidency at the Bank works in conjunction with the Strategic Finance Executive Vice Presidency in the management of loan portfolios. This involves reducing the concentration of exposures through various techniques, including maintaining guarantees to mitigate corporate risk, deploying derivatives for hedging purposes, and executing securitization transactions to optimize the portfolio's overall risk/return ratio.

Credit risk from financial market operations

This topic encompasses the credit risk associated with treasury operations conducted with clients, particularly credit institutions. These operations are carried out through financing products in the money market involving various financial institutions and by employing instruments held for the purpose of serving clients.

Risk management is conducted with the support of an integrated real-time system, enabling the Bank to ascertain, at any moment, the unused exposure limit with respect to any counterparty, any product, and any maturity across all units of the Bank.

Credit risk is measured at its current fair value and its potential value (the value of exposure, considering future shifts in relevant market factors). Consequently, the Equivalent Credit Risk (ECR) is defined as the sum of the net replacement value plus the future maximum potential value of the contracts.

Social and Environmental Risk

The Social and Environmental Responsibility Policy (PRSA) of Banco Santander, pursuant to CMN Resolution No. 4.945/2021 and Febraban's SARB Regulation No. 14, sets out guidelines and consolidates specific policies for social and environmental practices in its business operations and in its engagement with stakeholders. These practices encompass the management of social and environmental risks, impacts, and opportunities, focusing on areas such as the adequacy in the granting and use of loans, supplier management, and the assessment of social and environmental risk, which entails the evaluation of the social and environmental practices of Wholesale and Companies 3 clients (a segment for business customers within Retail), who have credit limits or credit risks exceeding R$ 5 million and are part of the 14 sectors flagged for social and environmental scrutiny. In this context, social and environmental risk is assessed with the aim of mitigating operational, capital, credit, and reputational risks. Since 2009, Santander has been a signatory to the Equator Principles, applying this framework to minimize social and environmental risks in the financing of large-scale projects.

Consolidated Financial Statements | December 31, 2023 | 123

*Values expressed in thousands, except when indicated

The mitigation of social and environmental risks in the financing of large projects is conducted through analyses adhering to the Equator Principles, a set of social and environmental criteria referenced in the International Finance Corporation (IFC) Performance Standards on Environmental and Social Sustainability and the World Bank Group's Environmental, Health, and Safety Guidelines.

The commitments undertaken in the PRSA are detailed in other Bank policies, including the Anti-Corruption Policy, Supplier Relationship and Approval Policies, and the Social and Environmental Risk Policy, in addition to the Private Social Investment Policy, which is intended to guide the strategy in this field and establish guidelines for social programs that reinforce this strategy.

b.7) Credit Management - Main changes

The trends observed in 2023 were consistent with those of 2022, during which we observed a challenging economic environment. The Bank succeeded in maintaining the high quality of its business, evidenced by an improvement in the non-performing loan ratio, primarily due to the enhanced quality observed in the new vintages, coupled with the write-off of older vintages. As of December 2023, this ratio stood at 7.23% compared to 7.5% in December 31, 2022 and 5.5% in December 31, 2021. Below is a table illustrating the evolution of the main credit indicators.

	2023	2022	2021

Credit risk exposure - customers (Thousand of Reais)	719,880,991	664,537,247	621,091,057
Loans and advances to customers, gross (note 9)	551,536,203	524,655,290	493,354,702
Contingent Liabilities - Guarantees and other sureties (note 43.a)	65,671,261	57,378,957	53,420,355
Private securities	102,673,488	82,503,000	74,316,000
Non-performing loans ratio (%)	7.23%	7.50%	5.46%
Impairment coverage ratio (%)	88.13%	89.80%	110.40%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais)	35,152,998	35,211,623	29,723,376
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*)	RAWO = Recoveries of Assets Derecognized.

The Bank incorporates forward-looking information in both its assessment of whether the credit risk of a financial instrument has substantially increased since its initial recognition and in its measurement of expected loan losses. Drawing on guidance from its internal committees and economic experts, and taking into account a range of actual and forecasted external information, the Bank develops a base scenario as well as other possible scenarios. This process involves projecting two or more additional economic scenarios and assessing the respective probabilities of each outcome. External information includes economic data and forecasts published by government agencies, monetary authorities, and selected analysts from the private sector and academia.

The base case represents the most probable outcome and aligns with the information the Bank uses for other purposes, including strategic planning and budget formulation. The alternative scenarios depict outcomes that are either more optimistic or more pessimistic. Periodically, the Bank conducts stress tests on more extreme shocks to refine its assessment of these alternative scenarios.

c) Market Risk

Market risk represents exposure to risk factors such as interest rates, exchange rates, commodity prices, stock market prices, and other financial instruments, contingent upon the product type, transaction volume, duration, contractual terms, and underlying volatility.

The Bank operates in accordance with global policies, framed within its risk tolerance perspective and aligned with its objectives in Brazil and internationally. To achieve this, it has developed its own Risk Management model, adhering to the following principles:

•	Functional independence;
•	Executive capability sustained by knowledge and close customer relationships;
•	Global reach of the function (diverse risk types);
•	Collective decision-making that evaluates all possible scenarios without compromising outcomes with individual decisions, including the Executive Risk Committee for Brazil, which establishes limits and approves operations, and the Executive Committee for Assets and Liabilities, responsible for the management of capital and structural risks, encompassing country risk, liquidity, and interest rates;

Consolidated Financial Statements | December 31, 2023 | 124

*Values expressed in thousands, except when indicated

•	Management and optimization of the risk/return equation; and
•	Risk management methodologies, such as Value At Risk - VaR (historical simulation over 521 days, with a confidence level of 99% and a one-day time horizon), scenarios, sensitivity of net interest income, sensitivity of fair value of equity, and contingency planning.

The Market Risk structure is part of the Risk Vice Presidency, an independent unit that implements risk policies in accordance with the directives from the Board of Directors and the Risk Division of the Santander Group Spain.

c.1) Activities subject to market risk

The measurement, control, and monitoring of market risk encompass all operations where asset risk is assumed. This risk arises from fluctuations in risk factors - including interest rates, exchange rates, equities, commodity prices, and the volatility of these factors - as well as from solvency and liquidity risks associated with the various products and markets in which the Bank operates.

The activities are segmented by type of risk, as follows:

I.	Financial intermediation: this item encompasses financial services provided to clients, financial intermediation operations and positioning, particularly in fixed-income securities, foreign exchange, and equities.
II.	Balance sheet management: the objective of balance sheet risk management is to stabilize the net interest income of the commercial area and the economic value of the Bank, so as to maintain adequate liquidity and solvency levels. Risk is assessed based on the balance sheet's exposure to interest rate movements and liquidity levels.
III.	Structural Risks:
•	Structural foreign exchange risk/earnings hedge: exchange rate risk arising from the currency in which investments in consolidated and non-consolidated entities are made (structural exchange rate). This item also includes positions taken to hedge against the foreign exchange risk in future earnings generated in currencies other than the Brazilian Real (earnings hedge).
•	Structural equity risk: this item includes equity interests in both financial and non-financial and non-consolidated entities that may present an equity risk.

The Financial Management area is responsible for centrally managing balance sheet and structural risks by applying standardized methodologies tailored to the specific conditions of each market in which the Bank operates. In the Convertible Currencies segment, Financial Management directly oversees the risks at the Headquarters and coordinates the risk management of other units operating in these currencies. Decisions impacting the management of these risks are made by the ALCO (Asset Liability Committee) in the respective countries.

The purpose of the Financial Management area is to ensure the stability and recurring nature of both the net interest margin arising from commercial activities and the Bank's economic value, while maintaining adequate levels of solvency and liquidity.

Each of these activities is measured and analyzed using various tools to accurately reflect their risk profiles as precisely as possible.

Interest Rate Risk

The table below consolidates, by product, the cash flows from operations within our group of companies that earn interest income. These operations are reported at their book balance as of the closing dates for the years 2023, 2022, and 2021. It is not associated with the management of risks related to changes in interest rates or the mismatching of indices, which is conducted through the monitoring of market metrics. However, it facilitates the assessment of concentrations of maturities and potential risks. Below this, the balances of the same products are presented at their redemption value at maturity, with the exception of the line concerning receivables and liabilities from derivative contracts.

Consolidated Financial Statements | December 31, 2023 | 125

*Values expressed in thousands, except when indicated

					2023
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	1,591	1,591
Debt instruments	-	-	-	-	1,591	1,591
Financial assets measured at fair value in profit or loss	17,088	5,722	7,003	45,863	30,323	105,999
Debt instruments	8,822	1,425	4,940	35,164	26,137	76,488
Equity instruments	22	1	3	17	-	43
Derivatives	8,244	4,296	2,060	10,682	4,186	29,468
Financial assets not intended for trading Mandatory measured at the fair value of the result	-	-	-	-	183	183
Debt instruments	-	-	-	-	183	183
Financial assets measured at fair value in other comprehensive income	1,237	4,360	2,684	44,722	10,994	63,997
Debt instruments	1,237	4,360	2,684	44,722	10,994	63,997
Financial Assets Measured at Amortized Cost	135,427	105,253	86,314	220,663	84,800	632,457
Loans and Other Amounts with Credit stitutions	86,391	1,394	3,496	2,978	-	94,259
Loans and advances to customers	37,176	96,038	68,597	183,156	73,832	458,799
Debt Instruments	11,860	7,821	14,221	34,529	10,968	79,399
Total	153,752	115,335	96,001	311,248	127,891	804,227
Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in income Held for Trading	30,627	4,972	1,779	9,467	4,101	50,947
Derivatives	6,863	4,972	1,779	9,467	4,101	27,183
Short Positions	23,764	-	-	-	-	23,764
Financial liabilities at amortized cost	212,885	139,140	130,337	221,561	28,280	732,203
Deposits from the Central Bank of Brazil and deposits from credit institutions	7,189	36,767	32,650	10,595	7,380	94,580
Customer deposits	197,507	70,908	80,260	151,046	53	499,774
Bonds and securities	8,189	31,465	17,427	59,920	4,360	121,361
Debt Instruments Eligible to Capital	-	-	-	-	16,488	16,488
Total	243,512	144,113	132,116	231,028	32,381	783,150

					2022
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,957	3,957
Debt instruments	-	-	-	-	3,957	3,957
Financial assets measured at fair value in profit or loss	5,032	5,565	3,054	26,272	25,998	65,921
Debt instruments	311	3,909	2,159	16,270	22,222	44,871
Equity instruments	19	2	3	25	-	49
Derivatives	4,702	1,654	892	9,977	3,776	21,001
Financial assets measured at fair value in other comprehensive income	37,965	4,045	1,579	39,131	22,466	105,186
Debt instruments	37,965	4,045	1,579	39,131	22,466	105,186
Financial Assets Measured at Amortized Cost	137,112	145,444	91,631	201,562	113,717	689,466
Loans and Other Amounts with Credit stitutions	77,825	900	1,878	1,989	-	82,592
Loans and advances to customers	56,937	138,981	82,676	171,664	96,884	547,142
Debt Instruments	2,350	5,563	7,077	27,909	16,833	59,732
Total	180,109	155,054	96,264	266,965	166,138	864,530

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in income Held for Trading	21,891	1,444	1,552	8,425	3,417	36,729
Derivatives	4,892	1,444	1,552	8,425	3,417	19,730
Short Positions	16,999	-	-	-	-	16,999
Financial liabilities at amortized cost	280,644	115,169	116,122	183,013	31,518	726,466
Deposits from the Central Bank of Brazil and deposits from credit institutions	22,451	40,711	18,007	8,710	7,903	97,782
Customer deposits	252,621	48,217	75,869	125,473	26	502,206
Bonds and securities	5,572	26,241	22,246	48,830	4,174	107,063
Debt Instruments Eligible to Capital	-	-	-	-	19,415	19,415
Total	302,535	116,613	117,674	191,438	34,935	763,195

Consolidated Financial Statements | December 31, 2023 | 126

*Values expressed in thousands, except when indicated

					2021
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	-	-	-	-	3,122	3,122
Debt instruments	-	-	-	-	3,122	3,122
Other Financial Assets At Fair Value Through Profit Or Loss	5,573	4,197	5,031	16,365	8,023	39,189
Debt instruments	355	850	2,261	8,786	5,539	17,791
Equity instruments	21	1	8	11	3	44
Derivatives	5,197	3,346	2,762	7,568	2,481	21,353
Financial assets not intended for trading Mandatory measured at the fair value of the result	54,012	1,007	4,690	50,092	15,833	125,635
Debt instruments	54,012	1,007	4,690	50,092	15,833	125,634
Financial Assets Measured at Amortized Cost	109,330	98,848	78,187	172,736	78,053	537,155
Loans and advances - Credit institutions	73,290	1,464	2,041	2,313	-	79,108
Loans and advances - Customers	34,989	94,872	55,118	150,204	76,554	411,737
Debt instruments	1,051	2,512	21,028	20,219	1,499	46,309
Total	168,915	104,052	87,908	239,193	105,032	705,102

Interest-bearing liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	289,743	106,358	102,585	165,145	25,366	689,197
Deposits from the Central Bank of Brazil and deposits from credit institutions	33,714	46,465	25,626	10,610	2,742	119,157
Customer deposits	252,070	48,364	67,467	105,690	23	473,614
Bonds and securities	3,959	11,529	9,492	48,845	3,097	76,922
Debt Instruments Eligible to Compose Capital	-	-	-	-	19,504	19,504
Total	308,698	108,922	104,776	176,341	28,069	726,806

Currency Risk

					2023
Position of accounts subject to currency risk					In millions of Reais

Asset:			Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments			214,500	1,043	3,794	219,337
Loans and advances to customers			3,699	2,585	90	6,374
Derivatives			267,585	11,024	9,002	287,611
Others			3,687	-	-	3,687
Total			489,470	14,652	12,887	517,009

Liabilities:			Dólar	Euro	Others	Total

Funding in foreign currency			154,096	851	2,873	157,820
Derivatives			238,389	14,392	8,183	260,964
Others			99,544	3,043	1,733	104,320
Total			492,029	18,286	12,789	523,105

Consolidated Financial Statements | December 31, 2023 | 127

*Values expressed in thousands, except when indicated

			2022
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	180,331	3,156	3,922	187,409
Loans and advances to customers	4,515	3,818	463	8,796
Derivatives	261,584	10,126	7,702	279,412
Others	3,208	-	-	3,208
Total	449,638	17,100	12,087	478,825

Liabilities:	Dólar	Euro	Others	Total

Funding in foreign currency	116,957	1,676	1,668	120,301
Derivatives	202,299	14,361	9,571	226,231
Others	132,513	996	815	134,324
Total	451,769	17,033	12,054	480,855

			2021
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	114,021	1,337	5,163	120,521
Loans and advances to customers	5,529	2,218	608	8,355
Derivatives	289,245	14,190	8,011	311,446
Others	1,251	-	-	1,251
Total	410,046	17,745	13,782	441,573

Liabilities:	Dólar	Euro	Outros	Total

Funding in foreign currency	80,991	2,194	2,130	85,315
Derivatives	225,554	14,279	8,631	248,464
Others	105,570	1,220	2,912	109,702
Total	412,115	17,693	13,673	443,482

c.2) Methodologies

Financial Intermediation

Banco Santander has been calculating the minimum capital requirement for market risks using an internal model since its approval by the Brazilian Central Bank in May of 2018.

The standard methodology for measuring and controlling market risks in financial intermediation activities conducted by Banco Santander in 2023, 2022 and 2021 was Value at Risk (VaR), which quantifies the maximum expected loss at a specified confidence level over a given period. This methodology employs a standard historical simulation with a confidence level of 99% and a one-day horizon. Statistical adjustments were made to efficiently incorporate the most recent events impacting the level of risk assumed.

Specifically, the Bank employs a two-year time window or 521 daily data points collected retrospectively from the reference date of the VaR calculation. Each day, two values are computed: one utilizing an exponential decay factor that assigns lesser weight to observations more distant from the current term, and another with uniform weights for all observations. The reported VaR will be the higher of these two values.

Consolidated Financial Statements | December 31, 2023 | 128

*Values expressed in thousands, except when indicated

VaR is not the only metric available for assessing the risk exposure of an institution. It is favored for its simplicity in calculation and effectiveness as a benchmark for the level of risk faced by the Bank. Nevertheless, the Bank employs additional metrics and methodologies to enhance its control over risk across all markets in which it operates.

Among these measures, scenario analysis is particularly noteworthy. It entails defining behavioral scenarios for various financial variables and assessing their impact on results by applying them to the Bank's operations. These scenarios may either replicate past events (such as crises, for example), or establish plausible scenarios that are not based on past events. A minimum of three types of scenarios—plausible, severe, and extreme—are established. Together with VaR, these scenarios enable a much more comprehensive assessment of the risk profile.

The positions are tracked daily through comprehensive oversight of portfolio fluctuations, with the purpose of identifying potential incidents and immediately rectifying them.

A daily profit and loss statement is an excellent indicator of risk, as it enables the monitoring and detection of the impact of changes in financial variables on portfolios.

Finally, in managing credit activities (actively traded credits - trading portfolio) and derivatives, given their unique characteristics, specific measures are assessed. For derivatives, these measures include sensitivities to fluctuations in the underlying asset's price (delta and gamma), volatility (vega), and time (theta). In the case of credit management activities (actively traded) within trading portfolios, the controlled measures encompass sensitivity to spread, jump-to-default risk, and position concentration by rating level.

c.3) Balance sheet management

Interest rate risk

The Bank assesses the sensitivity of the net interest margin (financial margin) and fair value of equity to interest rate fluctuations. This sensitivity arises from the mismatch between the maturity and interest rate revision dates of the various balance sheet items.

Based on the balance sheet's interest rate position and taking into account the market's current situation and future outlook, financial measures are implemented to align this position with the Bank's desired stance. These measures may range from taking market positions to defining the interest rate characteristics of commercial products.

The measures employed by the Bank to manage risk, or exposure to interest rates in these activities, include the interest rate gap, which assesses the sensitivity of the net interest margin (NIM) and fair value of equity (MVE) to fluctuations in interest rate levels, the duration of equity, Value at Risk (VaR), Earnings at Risk (EaR), and scenario analysis.

Interest Rate Gap between Assets and Liabilities

The interest rate gap analysis focuses on the mismatches between the revaluation periods of balance sheet items (assets and liabilities) and off-balance sheet items. This analysis provides a basic representation of the balance sheet structure and enables the identification of interest rate risk concentrations across various maturities. Furthermore, it serves as a useful tool for estimating the potential impact of fluctuations in interest rates on the net interest margin and the institution's equity value.

All items, whether on the balance sheet or off the balance sheet, must be classified according to flows and reorganized based on the point of price revaluation and their maturities. In instances where a maturity date is not specified by contract, an internal model for analyzing and estimating its duration and sensitivity will be utilized.

Sensitivity of Net Interest Margin (NIM)

The sensitivity of net interest margin measures the change in expected receivables for a specific period (12 months) in response to a shift in the interest rate curve.

The calculation of the net interest margin sensitivity is performed by simulating the margin in scenarios of changes in interest rate curves and comparing it with the current scenario. Sensitivity is the difference between the two calculated margins.

Sensitivity of Fair value of Equity (MVE)

The sensitivity of fair value of equity is a supplementary measure to the sensitivity of net interest margin.

It assesses the implicit interest rate risk in equity, based on the impact of interest rate fluctuations on the present values of financial assets and liabilities.

Consolidated Financial Statements | December 31, 2023 | 129

*Values expressed in thousands, except when indicated

Value at Risk (VaR) and Earnings at Risk (EaR)

It is determined at the 99% percentile of the MVE's loss distribution function, calculated by considering the current fair value of positions, based on the returns obtained in the last two years, and with a degree of statistical certainty (confidence level) for a specified time horizon.

A similar methodology is also applied to calculate the maximum loss in NII (EaR), aiming to assess the interest rate risk in terms of its impact on both economic value and net interest margin.

The unit combines the VAR return vectors with the EaR return vectors, resulting in the total return vector. This combination is executed by incorporating into the EaR metric the losses in financial margin that occur between the reference date and the holding period of the non-trading portfolio. Losses in economic value account for the impact on positions maturing after the holding period.

c.4) Liquidity risk

Liquidity risk relates to the Bank's ability to fund commitments undertaken at reasonable market prices and to execute its business plans with stable funding sources.

Liquidity management of Banco Santander

For liquidity management and control, Banco Santander employs both short-term and long-term metrics, as well as metrics for stress scenarios, which are capable of measuring a robust liquidity buffer, ensuring the Bank can comfortably meet its obligations to the market and shareholders. Accordingly, in this regard, we note:

Short-term metrics and liquidity stress:

a. LCR

Banco Santander employs the "Liquidity Coverage Ratio" (LCR) in its liquidity risk management strategy. The LCR is a short-term liquidity measure for a stress scenario spanning 30 days, calculated as the ratio of high-quality liquid assets to net cash outflows over 30 days.

The total High Quality Liquidity Assets - HQLA (Liquid Assets) primarily consist of Brazilian federal government securities and compulsory reserve yields. Net outflows are mainly due to deposit losses, partially offset by inflows, predominantly loans.

b. Liquidity stresss scenarios

Liquidity management entails the analysis of financial scenarios to assess potential liquidity issues, which demands the development and examination of scenarios in crisis conditions. The Stress Test is the model employed for this analysis.

The Stress Test evaluates the financial structure of the institution and its capacity to withstand and respond to more extreme scenarios.

The purpose of the Liquidity Stress Test is to allow for the simulation of adverse market conditions, thereby enabling the assessment of their impacts on the institution's liquidity and payment capacity. Consequently, it aims to preemptively identify solutions or avoid positions that could significantly compromise liquidity in volatile scenarios.

Scenarios are defined based on the analysis of market behavior during previous crises. Four crisis scenarios are formulated, each with varying levels of intensity.

Following the analysis of stress models, the concept of minimum liquidity was established as the amount sufficient to cover liquidity losses over a specified horizon of days, across all simulated crisis scenarios.

Long-term metric:

Its purpose is to assess the stability of funding sources relative to committed assets. The Net Stable Funding Ratio (NSFR), a metric developed by the Bank for International Settlements (BIS) and adapted by the local regulator, aims to determine, through specified percentages, whether the institution maintains a stable funding source to support its assets. This metric applies varying weightings based on term, customer segment, and product type. It is calculated on a monthly basis by the institution.

c. Liquidity ratios

To support management, certain liquidity ratios, including counterparty concentration ratios and segment concentration ratios, are calculated on a monthly basis.

Consolidated Financial Statements | December 31, 2023 | 130

*Values expressed in thousands, except when indicated

Funding from Customers

Banco Santander has diverse sources of funding, both in terms of products and customer mix, with a healthy distribution across segments. Total customer funding currently stands at R$ 741 billion, marking an increase from the previous volume of 2022. This growth is primarily attributed to a significant rise in term deposit inflows and the consistent maintenance of the financial bills portfolio.

					In millions of Reais
Customers Funding	2023			2022
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	35,714	35,714	100%	31,351	31,351	100%
Savings accounts	58,112	58,112	100%	60,204	60,204	100%
Time deposits	103,519	393,757	26%	95,523	338,007	28%
Interbank deposit	779	4,264	18%	1,043	4,010	26%
Funds from acceptances and issuance of securities	8,820	142,553	6%	6,139	122,916	5%
Borrowings and Onlendings	6,711	87,236	8%	7,081	76,749	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	19,627	0%	-	19,538	0%
Total	213,655	741,263	29%	201,341	652,775	31%

					In millions of Reais
Customers Funding				2021
				0 a 30 days	Total	%
Demand deposits				39,574	39,574	100%
Savings accounts				65,220	65,220	100%
Time deposits				92,496	308,950	30%
Interbank deposit				763	4,001	19%
Funds from acceptances and issuance of securities				5,621	88,089	6%
Borrowings and Onlendings				-	90,709	0%
Subordinated Debts / Debt Instruments Eligible to Compose Capital				-	19,641	0%
Total				203,674	616,184	33%

Assets and liabilities, classified by their remaining contractual maturities and considering the undiscounted cash flows, are as follows:

					2023
					In millions of Reais
Future Cash Flows Except for Derivatives	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	1,591	1,591
Debt instruments	-	-	-	-	1,591	1,591
Financial assets measured at fair value in profit or loss	19,295	6,077	8,225	54,467	36,616	124,679
Debt instruments	11,028	1,780	6,161	43,768	32,430	95,168
Equity Instruments	22	1	3	17	-	43
Derivatives	8,244	4,296	2,060	10,682	4,186	29,468
Financial assets measured at fair value in other comprehensive income	1,393	5,054	3,222	55,140	13,951	78,761
Debt instruments	1,393	5,054	3,222	55,140	13,768	78,578
Equity Instruments	-	-	-	-	183	183
Financial assets measured at amortized cost	145,514	145,270	103,823	206,862	115,879	717,347
Loans and Other Amounts with Credit Institutions	86,325	1,162	2,836	2,899	-	93,222
Loans and advances to customers	54,270	128,381	85,109	178,329	101,509	547,599
Debt instruments	4,919	15,727	15,877	25,634	14,369	76,527
Total	166,202	156,401	115,269	316,469	168,037	922,379

Consolidated Financial Statements | December 31, 2023 | 131

*Values expressed in thousands, except when indicated

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	30,627	4,972	1,779	9,467	4,101	50,947
Derivatives	6,863	4,972	1,779	9,467	4,101	27,183
Short positions	23,764	-	-	-	-	23,764
Financial liabilities at amortized cost	318,836	145,130	156,974	270,185	51,853	942,977
Deposits from the Central Bank of Brazil and deposits from credit institutions	16,811	38,298	36,953	12,990	8,252	113,304
Customer deposits	295,413	82,892	93,485	175,856	53	647,700
Bonds and securities	6,612	23,940	26,535	81,339	27,060	165,486
Debt Instruments Eligible to Capital	-	-	-	-	16,488	16,488
Total	349,463	150,102	158,753	279,652	55,954	993,924

					2022
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value in income	-	-	-	-	3,957	3,957
Debt instruments	-	-	-	-	3,957	3,957
Financial assets measured at fair value in profit or loss	5,032	5,526	2,978	23,846	13,617	50,999
Debt instruments	311	3,870	2,083	13,844	9,841	29,949
Equity Instruments	19	2	3	25	-	49
Derivatives	4,702	1,654	892	9,977	3,776	21,001
Financial assets measured at fair value in other comprehensive income	37,925	4,040	1,550	33,176	9,116	85,807
Debt instruments	37,925	4,040	1,550	33,176	9,116	85,807
Financial assets measured at amortized cost	113,466	103,419	70,435	185,653	86,193	559,167
Loans and Other Amounts with Credit Institutions	77,739	888	1,777	1,815	-	82,219
Loans and advances to customers	33,386	97,202	62,102	158,805	80,378	431,873
Debt instruments	2,341	5,329	6,556	25,033	5,815	45,074
Total	156,423	112,985	74,963	242,675	112,883	699,929

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	289,743	106,358	102,585	165,145	25,366	689,197
Deposits from the Central Bank of Brazil and deposits from credit institutions	33,714	46,465	25,626	10,610	2,742	119,157
Customer deposits	252,070	48,364	67,467	105,690	23	473,614
Bonds and securities	3,959	11,529	9,492	48,845	3,097	76,922
Debt Instruments Eligible to Capital	-	-	-	-	19,504	19,504
Total	308,698	108,922	104,776	176,341	28,069	726,806

Consolidated Financial Statements | December 31, 2023 | 132

*Values expressed in thousands, except when indicated

					2021

Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	-	174	98	667	2,900	3,839
Debt instruments	-	174	98	667	2,900	3,839
Other financial assets at fair value through profit or loss	16,029	19,211	5,763	63,618	25,488	130,109
Debt instruments	3,873	12,513	4,046	53,814	21,859	96,105
Equity instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	439	-	-	-	-	439
Equity instruments	439	-	-	-	-	439
Financial Assets Measured at Fair Value in Other Comprehensive Income	5,000	3,874	13,850	75,849	35,538	134,111
Debt instruments	4,928	3,874	13,850	75,849	35,538	134,039
Equity instruments	72	-	-	-	-	72
Financial Assets Measured at Amortized Cost	53,147	145,279	69,004	208,295	135,782	611,507
Loans and Other Amounts with Credit Institutions	24,638	40,579	2,901	4,205	-	72,324
Loans and advances to customers	28,424	102,379	64,194	188,430	135,987	519,415
Debt instruments	85	2,321	1,909	15,660	(205)	19,771
Total	74,615	168,538	88,715	348,429	199,709	880,005

Interest-bearing liabilities:

Financial assets measured at fair value in other comprehensive income	55,313	7,878	2,088	12,629	3,515	81,424
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short positions	45,153	-	-	-	-	45,153
Financial liabilities at amortized cost	176,223	101,111	93,103	145,931	16,471	532,838
Deposits from the Central Bank of Brazil and deposits from credit institutions	3,707	33,039	22,860	8,014	2,802	70,421
Customer deposits	165,171	44,571	62,606	110,809	215	383,372
Bonds and securities	7,345	23,502	7,637	27,109	333	65,925
Debt Instruments Eligible to Compose Capital	-	-	-	-	13,120	13,120
Total	231,536	108,989	95,191	158,560	19,986	614,262

Scenario analysis/contingency plan

Based on the results of the Stress Test, the Bank formulates its Liquidity Contingency Plan, comprising a formal set of preventive and corrective actions to be deployed in the event of a liquidity crisis. The activation of the Plan is contingent upon the monitoring of internal parameters that reflect the Bank's market and liquidity conditions. These parameters are used to identify different levels of crisis severity, thereby determining whether there is a need to initiate the activation process.

Following the identification of a crisis, clear communication is established among the internal departments capable of executing corrective actions to mitigate the arising issues. These corrective actions, aimed at generating liquidity to resolve or alleviate the effects of the crisis, are selected based on their complexities, implementation timelines, and impact on liquidity.

The parameters and measures of this Plan are subject to review whenever necessary, with a minimum review period of one year.

c.5) Structural foreign exchange risk/earnings hedge/structural equity risk

These activities are monitored by measuring positions, VaR, and results.

Consolidated Financial Statements | December 31, 2023 | 133

*Values expressed in thousands, except when indicated

c.5.1) Complementary measures

Testing and calibration measures

Back-testing consists of a comparative analysis between Value at Risk (VaR) estimates and daily "clean" results (portfolio profits or losses at the end of the previous day, valued at the next day's prices) and "dirty" results (managerial income incorporating costs, intraday results, and carry). The purpose of these tests is to verify and provide a measure of the accuracy of the models used in the VaR calculation.

The back-testing analyses conducted by Banco Santander are in compliance, at a minimum, with the BIS recommendations concerning the verification of internal systems used in the measurement and management of financial risks. The Bank also engages in hypothesis testing, including tests for outliers, normality tests, Spearman correlation, and measures of average excess, among others. The assessment models are regularly calibrated and tested by a specialized unit.

c.6) Control system

Limit setting

The limit-setting process is conducted in conjunction with budgeting activities and serves as a mechanism to determine the assets and liabilities available for each business activity. This process is dynamic, adjusting to the level of risk deemed acceptable by Management. The framework for setting limits entails devising a process that takes into account, among other factors, the following aspects:

Efficiently and comprehensively identify and delineate the principal types of financial risks generated, ensuring alignment with business management and the defined strategy.

Quantify and communicate to the business divisions the levels and profiles of risk deemed acceptable by Management, in order to prevent undesired risks.

Provide business areas with the flexibility to undertake financial risks efficiently and timely, in response to market changes and business strategy adjustments, always within the risk thresholds deemed acceptable by the institution.

Enable business generators to assume risks at a volume that is both prudent and adequate to achieve the budgeted results.

Specify the range of products and underlyings that each Treasury unit is authorized to operate with, taking into account factors such as valuation models and systems, and the liquidity of the instruments involved.

c.7) Risks and results in 2023

Financial Intermediation Activities

In 2023, he Bank's trading portfolio's average VaR was R$33,8 million. The dynamic management of this profile allows the Bank to adjust its strategy to capitalize on opportunities presented by an uncertain environment.

c.7.1) Balance sheet management

Interest risk

Convertible currencies

At the end of 2023, the interest rate risk, as measured by the one-year sensitivity of the net interest margin to a parallel increase of 100 basis points across Banco Santander's portfolios, was primarily concentrated in the Brazilian Real interest rate curve, resulting in a positive impact of R$754 million.

Additionally, at the close of 2023, the interest rate risk, as measured in terms of the company's fair value sensitivity to a parallel increase of 100 basis points applied to Banco Santander on the Brazilian Real interest rate curve, resulted in a negative impact of R$1.924 million.

Consolidated Financial Statements | December 31, 2023 | 134

*Values expressed in thousands, except when indicated

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, as measured by the sensitivity of the net interest margin, over a one-year period with a parallel increase of 100 basis points in the interest rate curve, decreased by R$200 million from 2023 to 2022, reaching a peak of R$1.136 million in January of 2023. The sensitivity of value decreased by R$230 million during the year of 2023, achieving a maximum level of R$2.441 million in March of 2023. The key factors that occurred in the year 2023 and influenced the sensitivities were the slope/decrease of the interest rate curve (convexity effect), portfolio decay, and the refinement of implicit methodologies applied to cash flows of Banco Santander's products.

Million of Reais
	2023	2022	2021
Sensibilities
Net Interest Margin	754	954	553
Fair value of Equity	1,924	2,154	1,675
Value at Risk - Balance
VaR	415	971	791

c.8) Sensitivity analysis

Risk management is concentrated on portfolios and risk factors, in accordance with Brazilian Central Bank regulations and international best practices.

Financial instruments are classified into trading books (Trading Book) and banking books (Banking Book), as performed in the management of market risk exposure, in line with market best practices and the Brazilian Central Bank's criteria for operation classification and capital management. The trading book encompasses all transactions involving financial instruments and commodities, including derivatives, held for trading purposes. The banking book includes structural operations stemming from the various business lines of Banco Santander and their corresponding hedges, if any. Consequently, in accordance with the nature of Banco Santander's activities, the sensitivity analysis has been split between the trading and banking portfolios.

Banco Santander conducts sensitivity analysis of its financial instruments in accordance with IFRS 7, taking into account market information and scenarios that could adversely affect the Bank's positions.

The summary tables presented below encapsulate sensitivity values generated by Banco Santander's corporate systems, relating to the trading book and the banking book, for each portfolio scenario on December, 31, 2023.

Trading Book

Thousand of Brazilian Reais		2023

Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(6,243)	(156,303)	(312,606)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(96)	(1,405)	(2,811)
Inflation	Exposures subject to change in coupon rates of price indexes	(588)	(32,006)	(64,013)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(4,351)	(49,031)	(98,062)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(516)	(2,981)	(5,963)
Foreign currency	Exposures subject to foreign exchange	(2,807)	(70,180)	(140,360)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(1,395)	(16,714)	(33,426)
Shares and Indexes	Exposures subject to change in shares price	(2,275)	(56,870)	(113,740)
Commodities	Exposures subject to change in commodities' prices	(258)	(6,462)	(12,924)
Total (1)		(18,529)	(391,952)	(783,905)
(1)	Net amounts after tax effects

Scenario 1: shock of +10bps and -10bps in interest rate curves and 1% for price fluctuations (currencies and equities), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% across all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +20% and -20% across all risk factors, considering the largest losses by risk factor.

Consolidated Financial Statements | December 31, 2023 | 135

*Values expressed in thousands, except when indicated

Banking Book

Thousand of Brazilian Reais		2023

Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(49,931)	(1,520,341)	(3,572,339)
TR and Long-Term Interest Rate (TJLP)	Exposures subject to TR and TJLP Coupon Variation	(28,303)	(671,672)	(1,473,630)
Inflation	Exposures subject to change in coupon rates of price indexes	(38,250)	(486,854)	(905,297)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(5,690)	(124,534)	(231,941)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(956)	(15,016)	(30,143)
International Market Interest Rate	Exposures subject to Variation in the Interest Rate of Securities Traded in the International Market	(31,681)	(503,013)	(1,057,028)
Foreign currency	Exposures subject to foreign exchange	(150)	(3,739)	(7,478)
Total (1)		(154,961)	(3,325,169)	(7,277,856)
(1)	Net amounts after tax effects.

Scenario 1: shock of +10bps and -10bps in interest rate curves and 1% for price fluctuations (currencies and equities), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% across all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% across all risk factors, considering the largest losses by risk factor.

d) The Bank's operations are highly dependent on the proper functioning of its information technology systems

The Bank's operations are significantly dependent on the accurate and efficient processing of a large volume of transactions, executed by its information technology systems, along with its reliance on digital technologies, computing services, email, software, and networks, as well as the secure processing, storage, and transmission of confidential and other information within computer and network systems.

The proper functioning of the Bank's financial control, risk management, accounting, customer service, and other data processing systems is critical for its operations and its ability to compete effectively.

e) Independent Structure

The Operational Risk & Internal Control division, reporting to the Risk Executive Vice Presidency, operates independently as the second line of defense, both supporting and challenging the first line of defense. It has guidelines, policies, and processes to ensure the execution and suitability of the Operational Risk Control and Management Model.

The division adopts the Operational Risk definition as established by the Basel Committee, the Brazilian Central Bank, and other relevant Corporate instructions applicable locally, which is identified as the possibility of losses stemming from inadequacy or failure in processes, operations, systems, or due to external events. Furthermore, the Board of Directors of Banco Santander has selected the Alternative Standardized Approach (ASA) for calculating the portion of Regulatory Capital related to Operational Risk.

e.1) Operational Risks & Internal Controls

The mission of the Operational Risk & Internal Control division at Banco Santander is to assist in achieving strategic objectives and enhancing the decision-making process, by ensuring compliance with mandatory requirements, preserving soundness, reliability, as well as diminishing and mitigating losses due to operational risks, alongside the establishment and promotion of an Operational Risk culture.

Furthermore, the Operational Risk & Internal Control division is engaged in the prevention of Operational Risks and supports the ongoing strengthening of the Internal Controls system, in compliance with the requirements of regulatory bodies, the Basel Accord, resolutions by the National Monetary Council (CMN), and applicable regulators. This Model also adheres to the guidelines established by Banco Santander Spain, based on the COSO – Committee of Sponsoring Organizations of the Treadway Commission – Internal Control – Integrated Framework.

Control and Management Model

Santander Brasil has implemented a Model based on lines of defense aimed at the continuous enhancement of operational risk management and control, ensuring that structures can assess, monitor, control, mitigate, report, and reduce the risks and losses to which it is exposed.

Consolidated Financial Statements | December 31, 2023 | 136

*Values expressed in thousands, except when indicated

The attributions of this model encompass conducting activities for the identification, assessment, monitoring, control, mitigation, and reporting of Operational Risk. Accordingly, diverse analyses and monitoring efforts are undertaken and reported. Below are the key instruments that constitute the Operational Risk Management and Control Model:

•	Definition of Operational Risk appetite;
•	Capture and assessment of loss events (both internal and external);
•	Training, Communication, and Culture;
•	Evaluation of products and services;
•	Operational risk self-assessment;
•	Scenario Analysis;
•	Risk and Control Indicators;
•	Internal Controls.

Model Governance

The Model has been approved by the Executive Risk Committee and the Board of Directors, incorporating the responsibility for Corporate Governance into the organization's structure. Periodically, significant Operational Risk issues are communicated to Senior Management for awareness and decision-making.

As a component of the Risk Governance framework, the Senior Forum for Internal Controls and Operational Risks ("FSCIRO") has been established, with the purpose of providing guidance to the Risk Pro Officers (RPO) of the xth Line of Defense on the policies, processes, procedures, strategies, and decisions concerning matters to be enacted within the business units. The forum convenes on a monthly basis, except in instances of calendar conflicts or scheduling issues among the members, in which case the Operational Risks Meeting may be convened as an alternative.

To ensure a structured approach to the dissemination of the culture of management and control of Operational Risks, relevant topics are addressed in specific Committees and Forums.

e.2) Attributions of the Operational Risk and Internal Controls division

The Operational Risk and Internal Control division serves as the second line of defense within Banco Santander's framework, aiming to ensure compliance, alignment, and adherence to the corporate guidelines of the Santander Group, the Basel Accords, resolutions by the National Monetary Council (CMN), and applicable regulatory authorities. It oversees and challenges the activities undertaken by the first line of defense, contributing to its strengthening and adopting an integrated approach to risk management. Below are its primary responsibilities:

•	Propagate a culture oriented to the management of Operational Risks and Internal Controls, converging towards the prevention and reduction of events and losses attributable to Operational Risk, thereby mitigating financial, legal, and reputational impacts.
•	Refine risk analysis to reduce, consolidate, and prioritize mitigation actions.
•	Maintain the dynamics and control of operational risk exposure in alignment with the risk appetite.
•	Set out roles and responsibilities, with oversight in conjunction with the responsible parties across the defense lines.
•	Ensure business continuity and strengthen the Internal Control environment.
•	Provide an adequate level of coverage throughout the business units.
•	Offer support for the Organization's strategic decision-making, grounded in an integrated Operational Risk profile and emerging trends.
•	Implement best practices for operational risk management and control in the xxth and xth Lines of Defense.
•	Identify the Organization's Operational Risk Profile.
•	Enable continuous improvement of existing methodologies and the deepening of the culture of accountability for Operational Risks and Internal Controls.

e.3) Differentiating factor

The Operational Risk & Internal Control division dedicates resources to the development, training, and continuous education of its professionals to address changes identified in the business environment. Moreover, it also offers training to other professionals through both online courses available on the intranet and face-to-face sessions. Among the in-person sessions, we highlight the workshops focused on enhancing the culture of Operational Risk Management, Internal Controls, and training for capturing operational losses, among other initiatives.

These accomplishments play a significant role in contributing to Banco Santander Brasil's ability to consistently meet its strategic and operational objectives, with a thorough understanding of the operational risks undertaken and a controlled environment, keeping the Bank within a low-risk profile and ensuring the sustainable advancement of its operations. The Bank underscores:

Consolidated Financial Statements | December 31, 2023 | 137

*Values expressed in thousands, except when indicated

•	Mandatory training on Operational Risks for all Banco Santander employees, delivered through Netcursos.
•	Creation, dissemination, and maintenance of Instruction Manuals, facilitating corporate-wide engagement to ensure full commitment from everyone. Coordination of the annual process for the preparation of operational risk loss forecasts, definition of action plans to mitigate these losses, and accountability.
•	Coordination of the annual process for the preparation of operational risk loss forecasts and definition of action plans to mitigate these losses.
•	Development of key indicators for the purpose of monitoring the main operational risks.
•	Composition of defense lines within the "ORM - Operational Risk Management" Networks: "RPO - Risk Pro Officer," tasked with reporting on the oversight of Operational Risk issues to the executive at the strategic level of the Executive Board; the "RPA - Risk Pro Agent," accountable to the EVP concerning the Operational Risk Management and Control Model; and the "Operational Risk Assistant," covering the Operational Risk perimeter, along with "Specialists" for scenarios where operational risk is a cross-cutting issue throughout the organization.

e.4) Communication

The Operational Risk & Internal Control division is embedded within the Governance framework of Banco Santander, maintaining a monthly communication and reporting process to Management via the Integrated Operational Risk Committee ("FSCIRO") and the Operational Risk Meeting, encompassing the reporting of actualized events, key activities executed, corrective and preventive action plans, and their ongoing monitoring, thereby ensuring transparency and awareness within the governance bodies.

f) Reputation Risk

f.1) Reputation Risk

Reputation risk is defined as the risk of a negative economic impact, either current or potential, derived from an unfavorable perception of the Bank by employees, customers, shareholders/investors, and society at large.

Reputational risk may emerge from a variety of sources and, frequently, results from other risk events. Typically, these sources are associated with the business and other support activities undertaken by Santander, as well as the economic, social, or political landscape, or even incidents triggered by competitors that could impact the Bank.

f.2) Compliance

It is defined as legal risk, the risk of regulatory sanctions, financial loss, or reputational damage that an institution may face due to failure in complying with laws, regulations, codes of ethics and conduct, and best banking practices. Compliance risk management is preventive in nature and includes monitoring, educational initiatives, advisory, risk assessment, and corporate communication related to the rules and legislation applicable to each business area.

f.3) Operating guidelines

a. Compliance Principles - Ethics and conduct in the securities markets

Ethical principles and standards are encapsulated in internal policies, which are made available and communicated to everyone. The Code of Ethics applies to all employees of the Organization, while the Code of Conduct in Securities Markets garners adherence from all individuals closely associated with the Securities Markets. Channels for clarification and reporting are established, alongside the implementation of monitoring and control measures designed to ensure compliance with the rules by all employees.

b. Anti-Money Laundering and Counter-Terrorism Financing

The Anti-Money Laundering and Counter-Terrorist Financing Policy is predicated on the knowledge and stringent criteria applied to the onboarding of our clients, further reinforced by the continuous surveillance of all transactions the Bank engages in. The concern with this issue is reflected in the active involvement of our management through the Anti-Money Laundering Operational Committee and the Ethics and Compliance Committee, which convene monthly to deliberate on issues pertinent to this matter. The committee plays a direct role in the client onboarding process and in addressing reports of suspicious activities.

c. New products and services and suitability

All new products and services undergo an internal evaluation by different technical departments to ensure a multidisciplinary risk assessment, followed by approval from the Local Commercialization Committee (LCC), which is composed of Santander executives. After this analysis and approval process, the new products and services are subject to ongoing monitoring and testing to mitigate any potential conduct risks during their sales.

Consolidated Financial Statements | December 31, 2023 | 138

*Values expressed in thousands, except when indicated

g) Compliance with the Prudential Regulatory Framework

Santander Brasil maintains an integrated risk and capital management framework for its decision-making process, in compliance with BCB Resolution No. 4.557. This approach contributes to the optimal and efficient allocation of capital in its operations, aligned with the Institution's objectives regarding capital ratios and shareholder returns.

Brazil's participation in the Basel Committee on Banking Supervision (BCBS) promotes the timely adoption of international prudential standards within the Brazilian regulatory framework.

Consistent with this perspective, Santander Brasil invests in the continuous refinement of its capital management processes and practices, adhering to international market benchmarks, as well as regulatory and supervisory standards.

The Institution's capital management consists of an ongoing process encompassing planning, assessment, control, and monitoring of the capital required to mitigate the significant risks of the Conglomerate. This process includes evaluating the capital needed to support Pillar 1 risks (credit, market, and operational); developing methodologies for quantifying additional capital for Pillar 2 risks; implementing the Internal Capital Adequacy Assessment Process (ICAAP); projecting and monitoring capital ratios; preparing the capital plan; developing Contingency and Capital and Liquidity Recovery plans; conducting stress tests; and compiling the quarterly risk and capital management report – Pillar 3.

g.1) Internal validation of risk models

Internal validation is a critical phase in the life cycle of a model, as well as a prerequisite for the validation process by supervisory authorities. A specialized team within the Bank, endowed with sufficient independence, provides a technical assessment on the adequacy of internal models for the intended internal and regulatory objectives, concluding on their effectiveness and utility. The team is also required to evaluate whether the risk management and control procedures are commensurate with the Bank's strategy and risk profile.

Moreover, the Internal Validation division provides critical support to the risk committees and the Bank's management by offering a qualified and independent perspective. This enables the decision-making bodies to deliberate on the authorization for the use of models, whether for management or regulatory purposes.

Internal Validation at Banco Santander primarily covers models related to Credit Risk, Operational Compliance, Market, ALM, Pricing, Provisions, Economic Capital, and other models pertinent to the ICAAP exercise. The validation scope encompasses both theoretical and methodological aspects, as well as technological architecture, data quality, and all significant facets of advanced risk management (controls, reporting, usage, management engagement, etc.). Thus, the purpose of internal validation is to examine the quantitative, qualitative, technological, and corporate governance dimensions associated with regulatory processes and risk management.

Key responsibilities of the Internal Model Validation area include the following:

i.	Establish the general principles of validation, conducting an independent assessment process that includes (i) data quality, (ii) methodological foundations, (iii) technological environment, (iv) performance, and (v) use and governance;
ii.	Issue a technical opinion on the adequacy of internal models for the intended internal and regulatory purposes, concluding on their usefulness and effectiveness.
iii.	Provide essential support to the risk committees and the Bank's management by delivering a qualified and independent opinion, enabling the responsible parties to make informed decisions on the authorization of model usage (for both management and regulatory purposes).

It is important to note that Banco Santander's internal validation function is entirely in line with the independent validation criteria for the advanced approach as prescribed by the Basel Committee, the European supervisory 'home regulator' (Bank of Spain and European Central Bank), and the Brazilian Central Bank. This compliance is in accordance with Circular No. 3.648 dated March 4, 2013 (Chapter III), Circular Letter No. 3.565 dated September 6, 2012, Circular No. 3.547 dated July 2011, and Circ. 3.648 IRB and 3.646 IMA of 4/3/13, Resolutions No. 4.277 of 31/10/13 and No. 4.389 dated 18/12/14 regarding pricing/fair value, Resolution No. 4.557 dated 23/02/17 GIR, and Circular No. 3.876 dated 31/01/18 IRRBB. In this regard, the Bank enforces a clear separation of responsibilities between Internal Validation and Internal Audit, with the latter constituting the final layer of the Bank's control validation framework.

The Internal Audit is responsible for assessing and revising the methodology and internal validation work, issuing opinions with an effective level of autonomy. As the ultimate control mechanism within the Group, the Internal Audit (third line of defense) is required to (i) periodically assess the adequacy of policies, methods, and procedures, and (ii) confirm their effective implementation in management.

Consolidated Financial Statements | December 31, 2023 | 139

*Values expressed in thousands, except when indicated

g.2) Capital Management

Capital management takes into account both regulatory and economic factors, with the purpose of achieving a capital structure that is both cost-efficient and compliant, while meeting the requirements set forth by regulatory authorities and contributing to the attainment of classification targets established by rating agencies, as well as fulfilling investors' expectations.

h) Economic Capital

h.1) Main objectives

The development of economic capital models in the financial world seeks to address a fundamental challenge of regulatory capital: Risk Sensitivity.

In this context, economic capital models are specifically crafted to produce risk-sensitive estimates, facilitating enhanced precision in risk management, as well as more effective allocation of economic capital across Banco Santander's business units.

Banco Santander has concentrated its efforts on developing a robust economic capital model that is seamlessly integrated with business management. The primary objectives of Banco Santander's economic capital framework are the following:

1 - Consolidate Pillar I and other risks impacting the business into a single quantitative model, while also determining capital estimates by establishing correlations among various risks.

2 - Quantify and monitor fluctuations across distinct risk types.

3 - Distribute capital consumption among the main portfolios and manage the efficiency of Return on Risk-Adjusted Capital (RORAC).

4 - Estimate the Economic Value Added for each business unit. Economic profit must exceed the Bank's cost of capital.

5 – Compliance with regulatory standards in the locations where the Bank operates during the Pillar II review process conducted by supervisory authorities.

h.2) Economic Capital Model

In the determination of economic capital, it is the Bank's duty to specify the level of loss to be covered. Accordingly, a requisite confidence interval is applied to ensure the continuity of operations.

The risk profile in Brazil is distributed across Credit, Market, Asset-Liability Management (ALM), Business, Operational, and Physical Asset risks.

However, in anticipation of the proposed changes in Basel III, the model has incorporated new risks: Intangibles, Pension Funds (defined benefit), and Deferred Tax Assets, allowing the Bank to adopt an even more conservative and prudent stance.

% Capital	2023	2022	2021
Risk Type	New Methodology	New Methodology	New Methodology
Credit	55%	55%	62%
Market	2%	2%	2%
ALM	6%	7%	6%
Business	11%	9%	7%
Operational	2%	4%	7%
Fixed Assets	1%	1%	1%
Intangible Assets	3%	3%	5%
Pension Funds	1%	1%	1%
Deferred Tax Assets	19%	18%	9%
TOTAL	100%	100%	100%

- Analyze and establish a minimum price for operations (admissions) and customers (monitoring).

- Estimate the capital consumption for each client, economic group, portfolio, or business segment to optimize the allocation of economic capital, thereby maximizing the Bank's efficiency.

- Measure and track the performance of the business.

- To assess the operations of global clients, the calculation of economic capital incorporates specific variables employed in determining expected and unexpected losses. These variables include:

- Counterparty rating.

- Maturity.

- Guarantees.

- Type of financing.

Economic value added is determined by the cost of capital. To generate value for shareholders, the minimum return from operations must exceed Banco Santander's cost of capital.

Consolidated Financial Statements | December 31, 2023 | 140

*Values expressed in thousands, except when indicated

47.	Subsequent Events
a)	Deliberation on Interest on Equity

The Board of Directors, at a meeting held on January 11, 2024, approved the Executive Board's proposal, subject to ratification at the Ordinary General Meeting to be convened by April 30, 2024, for the distribution of Interest on Equity in the amount of R$ 1.500.000.000,00 (one billion and five hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered in the Bank's records at the end of the day on January 19, 20324 (inclusive) will be entitled to receive the Interest on Equity. Consequently, from January 22, 2024 (inclusive), the Bank's shares will trade "Ex-Interest on Equity". The Interest on Equity payment will start from February 8, 2024. The Interest on Equity will be fully attributed towards the mandatory minimum dividends to be distributed by the Bank for the fiscal year of 2024, without any compensation for inflation adjustment.

b)	Acquisition of the entire ownership interest in Toro Participações S.A.

On January 3, 2024, following the completion of the acquisition Operation, Banco Santander now holds 100% of the equity interest in Toro Participações and, indirectly, 100% of the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A., as detailed in note 3.f.

c) New share deposit certificate buyback program.

On January 24, 2024, our Board of Directors approved the new Unit repurchase program for maintenance in treasury or subsequent sale, by Santander or our branch in Cayman, of up to 36,205,005 units or ADRs, representing 36,205,005 shares common shares and 36,205,005 preferred shares, corresponding to approximately 1% of our total share capital. The term of the buyback program is 18 months from February 6, 2024, ending on August 6, 2025.

Consolidated Financial Statements | December 31, 2023 | 141

*Values expressed in thousands, except when indicated

APPENDIX I – RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME

Below are the tables reconciling shareholders' equity and net profit attributable to the Parent Company between the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), accompanied by a conceptual description of the main adjustments.

Thousand of Reais	Note	2023	2022	2021

Stockholders' equity attributed under to the Parent Brazilian GAAP		86,084,331	82,061,915	78,739,563
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(75,538)	(54,801)	(103,386)
Reclassification of fair value through other comprehensive income	i	2,814	(33)	182,094
Impairment of financial assets measured at amortized cost	a	234,410	(816,600)	(1,468,494)
Category transfers - IFRS 9	b	(664,635)	(219,671)	(141,260)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	1,689,463	1,493,810	1,549,438
Reversal of goodwill amortization	d	26,618,368	27,136,573	26,709,187
Realization on purchase price adjustments	e	586,024	594,784	603,544
Adjustment referring to the difference between Book Value vs. the fair on Carsale's entry into Webmotors		79,175	-	-
Effect of exercising the Olé Option		-	-	-
Option for Acquisition of Equity Instrument	f	181,717	(798,016)	(763,988)
Santander Serviços goodwill (Santusa)	g	(298,978)	(298,978)	(179,387)
Reversal of Provision PIS Law 9,718	j	-	980,212	-
Others		15,854	103,640	512,835
Stockholders' equity attributed to the parent under IFRS		114,453,004	110,182,834	105,640,146
Non-controlling interest under IFRS		403,350	497,342	334,349
Stockholders' equity (including non-controlling interest) under IFRS		114,856,354	110,680,176	105,974,495

Thousand of Reais	Note	2023	2022	2021

Net income attributed to the Parent under Brazilian GAAP		8,973,657	12,570,191	14,987,716
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(29,788)	(9,826)	(83,995)
Reclassification of fair value through other comprehensive income	i	(1,383)	(177,887)	45,826
Impairment of financial assets measured at amortized cost	a	1,036,851	805,578	(1,028,937)
Category transfers - IFRS 9	b	(17,584)	14,722	126,520
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	195,653	(90,260)	215,525
Reversal of goodwill amortization	d	147,171	96,162	29,658
Realization on purchase price adjustments	e	(8,760)	(8,760)	(17,758)
Option to Acquire Own Equity Instrument	f	181,717	184,810	1,180,949
Effect of exercising the Olé Option		-	-	-
Santander Serviços goodwill (Santusa)	g	-	-	29,898
Reversal of Provision PIS Law 9,718	j	(980,212)	980,212	-
Others		(48,008)	(77,849)	42,648
Net income attributed to the parent under IFRS		9,449,313	14,287,093	15,528,050
Non-controlling interest under IFRS		49,499	52,382	31,272
Net income (including non-controlling interest) under IFRS		9,498,812	14,339,475	15,559,322

Consolidated Financial Statements | December 31, 2023 | 142

*Values expressed in thousands, except when indicated

a) Impairment of loans and receivables and financial assets measured at amortized cost

This adjustment relates to the estimated expected losses on the portfolio of assets subject to impairment, commitments for loan disbursements, and financial guarantee contracts, determined based on the criteria outlined in the accounting practices note and in accordance with IFRS 9 (in 2017, it refers to the adjustment for estimated incurred losses in accordance with IAS 39, the regulatory standard in effect at the time). These criteria differ in certain respects from those adopted under BRGAAP, which follows the regulatory thresholds established by the Brazilian Central Bank (Bacen). Moreover, the scope of the loss calculation base under IFRS is broader, including assets beyond those specified by Bacen.

b) Financial asset categories

As outlined in the note on accounting practices, IFRS x mandates the identification of business models associated with each portfolio, as well as the execution of the SPPI test to ascertain whether the cash flows from an asset consist exclusively of payments for principal and interest, for the purpose of classifying the asset within the appropriate financial asset categories. In contrast, BRGAAP allows for certain differences in the categorization of these financial assets and also considers Management's intention as a criterion for classification. Additionally, the criteria for reclassification across categories differ between the two accounting standards.

c) Deferral of banking fees, commissions, and other financial costs using the effective interest rate method

Under IFRS, bank fees, commissions, and related financial costs, which are included in the effective interest rate of financial instruments measured at amortized cost, are recognized in the income statement over the validity period of the respective contracts. In contrast, under BRGAAP, these fees and expenses are recognized directly in the income statement upon receipt or payment.

d) Reversal of goodwill amortization

Under BRGAAP, goodwill is systematically amortized over a period of up to 10 years, subject to impairment testing at least once a year, or more frequently if additional evidence arises. Under IFRS, as per IAS 38 “Intangible Assets”, goodwill is not amortized but is tested for impairment to ascertain its recoverable amount at least annually, and whenever there is an indication of a potential reduction in its recoverable value. The tax amortization of Banco Real's goodwill represents a permanent and definitive difference between the accounting and tax bases, as the possibility of utilizing future funds to settle a tax liability is considered remote by Management, a position supported by the opinion of specialized external advisors. Consequently, the tax amortization of goodwill is permanent and definitive, and thus, the recognition of a deferred tax liability does not apply as per IAS 12 – Income Taxes, with respect to temporary differences.

e) Recognition of purchase price adjustments

As part of the purchase price allocation for acquisitions of entities, notably in the acquisition of Banco Real, in accordance with IFRS 3 "Business Combinations" standards, the Bank reassessed the acquired assets and liabilities at fair value, including identifiable intangible assets with defined useful lives. In contrast, according to BRGAAP, in a business combination, assets and liabilities are recorded at their book value. The adjustments to the purchase price allocation primarily relate to the valuation of assets in the loan portfolio. The initial recording of the loan values at fair value resulted in an adjustment to the yield curve of the portfolio compared to its nominal value, which is recognized over the respective average realization period.

f) Option to Acquire Equity Instrument

In the context of the transaction, Banco Santander granted the shareholders of Getnet S.A. and Banco Olé Consignado a put option for all the shares issued by Getnet S.A. and Banco Olé Consignado that they held. In accordance with IAS 32, a financial liability was recognized for the commitment made, offset against a specific equity account, in the amounts of R$950 million and R$67 million, respectively. The options were subsequently updated, with their effects recognized in the income statement. On December 19, 2018, Banco Santander and the Minority Shareholders of Getnet S.A. signed an amendment to the Share Purchase and Sale Agreement and Other Covenants of Getnet S.A., whereby Banco Santander committed to acquiring all the shares from the Minority Shareholders, representing 11.5% of the share capital of Getnet S.A., for the amount of R$1,431,000. The acquisition was approved by Brazilian Central Bank on February 18, 2019 and completed on February 25 2019, resulting in Banco Santander holding 100% of the shares representing the share capital of Getnet S.A. On March 14, 2019 the minority shareholder of Banco Olé Bonsucesso Consignado S.A. expressed their intention to exercise the put option stipulated in the Investment Agreement, signed on July 30, 2014, to sell their 40% stake in the share capital of Olé Consignado to Banco Santander (Brasil) S.A. On December 20, 2019 the parties entered into a binding agreement for the acquisition by Banco Santander of all the shares issued by Bosan Participações S.A., for a total value of R$1.6 billion, payable on the closing date of the transaction. On January 30, 2020, the name of Banco Olé Bonsucesso Consignado S.A. was changed to Banco Olé Consignado S.A. On January 31, 2020, the Bank and the shareholders of Bosan Participações S.A. finalized the definitive agreement and signed the share purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Bank and payment to the sellers in the total amount of R$1,608,773. As a result, the Bank has become, both directly and indirectly, the holder of 100% of the shares in Banco Olé.

Consolidated Financial Statements | December 31, 2023 | 143

*Values expressed in thousands, except when indicated

g) Santander Serviços (Santusa) acquisition goodwill

Under IFRS x "Business Combinations", when a parent company acquires additional shares or other equity instruments of an entity it already controls, this amount must be recognized as a reduction in its equity. Under BRGAAP, this amount must be recorded on the balance sheet as goodwill or as a bargain purchase in the acquisition of the investment, which represents the difference between the acquisition cost and the equity value of the shares.

h) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financings, and deposits are accounted for at amortized cost. Under IFRS, as per IFRS x "Financial Instruments: Recognition and Measurement," financial assets may be measured at fair value and included in the category "Other financial assets at fair value through profit or loss." This approach aims to eliminate or significantly reduce the accounting mismatch in recognition or measurement arising from the valuation of assets or liabilities or the recognition of gains or losses on these assets/liabilities on different bases, which are managed and their performance evaluated based on fair value. Consequently, the Bank has classified loans, financings, and deposits that meet these criteria as "fair value through profit or loss," as well as certain debt instruments classified as "available for sale" under BRGAAP. The Bank has adopted this classification basis under IFRS, as it effectively eliminates an accounting mismatch in the recognition of income and expenses.

i) Reclassification of financial instruments to financial assets measured through other comprehensive income

Under BRGAAP, the Bank accounts for certain investments, such as debt securities initially measured at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management reviewed its investment management strategy and, in accordance with the provisions of Circular No. 3.068/2001 by the Brazilian Central Bank, reclassified the debt securities to the "trading" category, recording their fair value through profit or loss. In line with IFRS, the Bank has classified these investments as financial assets measured at fair value through other comprehensive income, measuring them at fair value with the effects of this valuation being recognized in the "Consolidated Statements of Comprehensive Income", in compliance with IFRS 9 "Financial Instruments", which prohibits the reclassification of any financial instrument to the fair value through profit or loss category after initial recognition.

j) Provision Reversal PIS Law No. 9.718

In December 2022, the adjustment relates to the reversal of the provision for the PIS lawsuit (Law No. 9.718), as detailed in note 21 c.4, following the adoption of Circular Letter No. 3.429/2010. This Circular Letter introduces specific rules for BRGAAP regarding the accounting treatment of tax obligations under judicial review. The total comprises R$160,806 in taxes and R$819,406 in interest and similar income, resulting in a net tax effect of R$980,212.

Consolidated Financial Statements | December 31, 2023 | 144

*Values expressed in thousands, except when indicated

APPENDIX II – STATEMENT OF VALUE ADDED

The Statement of Value Added presented below is not a requirement under IFRS; however, it is provided as supplementary information in accordance with Brazilian corporate legislation for publicly traded companies. It has been derived from the Bank's Consolidated Financial Statements and prepared in conformity with IFRS.

	2023		2022		2021
Thousand of Reais
Interest and similar income	128,282,707		115,225,118		77,987,308
Net fee and commission income	15,639,965		14,875,880		15,273,301
Impairment losses on financial assets (net)	(28,008,086)		(24,828,749)		(17,112,734)
Other income and expense	5,260,422		2,174,855		(3,843,999)
Interest expense and similar charges	(81,398,673)		(67,721,941)		(28,885,478)
Third-party input	(8,677,366)		(8,207,227)		(8,078,399)
Materials, energy and others	(896,232)		(895,734)		(713,400)
Third-party services	(6,329,546)		(6,317,067)		(6,231,129)
Impairment of assets	(250,173)		(161,434)		(165,799)
Other	(1,201,415)		(832,992)		(968,071)
Gross added value	31,098,969		31,517,936		35,339,999
Retention
Depreciation and amortization	(2,740,950)		(2,585,502)		(2,433,921)
Added value produced	28,358,019		28,932,434		32,906,078
Investments in affiliates and subsidiaries	239,236		199,179		144,184
Added value to distribute	28,597,255		29,131,613		33,050,262
Added value distribution
Employee	9,567,687	33.5%	9,894,413	34.0%	8,045,893	24.3%
Compensation	6,804,098		6,351,116		5,929,439
Benefits	1,843,988		1,737,282		1,593,386
Government severance indemnity funds for employees - FGTS	549,538		2,221		431,249
Other	370,063		1,803,794		91,819
Taxes	9,382,381	32.8%	4,749,350	16.3%	9,269,368	28.0%
Federal	9,375,150		4,625,498		8,332,994
State	-		123,852		813
Municipal	7,231		-		935,561
Compensation of third-party capital - rental	148,375	0.5%	148,375	0.5%	175,677	0.5%
Remuneration of interest on capital	9,498,812	33.2%	14,339,475	49.2%	15,559,324	47.2%
Dividends and interest on capital	6,200,000		8,100,000		9,649,000
Profit Reinvestment	3,249,313		6,187,093		5,879,052
Profit (loss) attributable to non-controlling interests	49,499		52,382		31,272
Total	28,597,255	100.0%	29,131,613	100.0%	33,050,262	100.0%

Consolidated Financial Statements | December 31, 2023 | 145

*Values expressed in thousands, except when indicated

Perfomance Report

Dear Stockholders:

We present the Management Report for the Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or the Bank) for the fiscal year ended on December 31, 2023. These statements have been prepared in conformity with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®), (currently referred to by the IFRS® Foundation as “standards accounting IFRS®”) and the interpretations of the IFRS Interpretations Committee (formerly the International Financial Reporting Interpretations Committee - IFRIC). Publication is scheduled for February 20, 2024 on the web page www.santander.com.br/ri.

1. Economic Outlook

The economic performance featured the following themes:

In the international environment

❖ Marginal easing of inflationary pressures globally and indication of the end of the cycle of upward revisions in monetary policy across advanced economies.

In the domestic environment

❖ Progress of additional proposals to support the recently approved fiscal framework.

The Brazilian real exchange rate against the US dollar fluctuated between R$4,83/US$ and R$5,19/US$ during the fourth quarter, closing the period at R$4,84/US$, a level below the R$5,01/US$ rate observed at the end of 3Q23. In the view of Banco Santander, the BRL appreciation was due to the approval of supplementary measures to the new fiscal framework, which reduced uncertainties regarding the short-term trajectory of public debt, coupled with the consolidation of the perception that the duration of restrictive global monetary conditions might be shorter than previously anticipated. Despite these developments, we maintain our view that there are risks within the domestic fiscal environment and believe that the reduction in international interest rates will occur later than markets have priced in. Consequently, we project that the exchange rate will reach R$5,25/US$ by the end of 2024.

❖ A milder slowdown in economic growth in 4Q23, stemming from resilience in the job market

The median forecast of economic agents regarding the performance of the Brazilian economy indicated a Brazilian GDP growth of 2.9% in 2023– closely mirroring the expansion rate observed in the previous year (3.0%), with the expectation of sustaining the positive GDP change due to the continuation of fiscal stimuli implemented throughout 2022, partially extended at the beginning of 2023. The more promising start of the year and the continuation of favorable conditions in the labor market led Banco Santander to revise its Brazilian GDP growth projection from 2.5% to 2.8% in 2023, despite the perception of an economic slowdown following the contractionary effects from the cycle of interest rate hikes initiated in 2021 and concluded in August 2022.

❖ Marginal improvement in inflation dynamics, especially in the services sector, reinforcing the continuation of the interest rate cut cycle throughout 2024.

Reduction to 4.6% in the interannual variation of the IPCA, compared to the level of 5.2% observed at the end of September 2023 due to an improvement in the dynamics of price adjustments for industrial and food products, as well as in services inflation. Although the result was higher than the inflation target stipulated in the monetary regime, the variation was once again within the tolerance range for the first time since 2020, enabling the Central Bank of Brazil to maintain the monetary easing process, having reduced the basic rate of interest rate by 1.0 percentage point at the Copom meetings in the fourth quarter, bringing the Selic rate to 11.75% p.a. As Banco Santander assesses that this inflationary dynamic will remain favorable, the bank projects that the Selic rate will reach 9.50% p.a. throughout 2024.

Consolidated Financial Statements | December 31, 2023 | 146

*Values expressed in thousands, except when indicated

2. Consolidated Performance

R$ Million
Year	Net profit	ROE	Total Assets
2023	9,499	8.42%	1,115,653
2022	14,339	13.23%	985,451
YoY	(33.76)%	4.81p.p	13.21%

Year	Credit Portfolio	Captures	Basel
2023	517,977	832,115.00	14.51%
2022	490,630	722,075.00	13.94%
YoY	5.57%	15.24%	0.57p.p

The components of our consolidated financial statements are the following:

ACCOUNTING INCOME STATEMENT	YTD	YTD	Var. %
(R$ millions)	2023	2022	YoY
Net interest income	46,884	47,503	(1)%
Revenue from fees and commissions (net)	15,640	14,876	5%
Gains (losses) on financial assets and liabilities (net)	2,730	4,153	(34)%
Exchange rate variations (net)	1,065	546	95%
Others	(454)	(604)	(25)%
Total Revenue	65,864	66,474	(1)%
Administrative costs	(19,563)	(18,240)	7%
Depreciation and amortization	(2,741)	(2,586)	6%
Provisions (net)	(4,424)	(1,215)	264%
Losses on financial assets (liquid)	(28,008)	(24,829)	13%
Others	793	(30)	(2,745)%
Operating Profit Before Taxation	11,922	19,574	(39)%
Income taxes	(2,423)	(5,235)	(54)%
Consolidated Net Profit for the Period	9,499	14,339	(34)%

The results presented above reflect a more challenging macro environment, attributable to increased interest rates accumulated over 2023 compared to the previous year, which adversely impacted households, leading to a decline in profit and in asset quality for the period, thus requiring a higher level of loan provisions. We highlight a specific case in the wholesale segment, which affected the volume of provisions.

In light of this scenario, Banco Santander initiated a portfolio adjustment process, with greater lending selectivity, prioritizing customers with better ratings and collateralized lines.

The data presented in the table above underscores the following:

❖	A return on equity (ROE) was 8.42%, and the consolidated net profit totaled R$ 9.499, a decrease of 34% compared to 2022, attributable to the credit cycle anticipation strategy, implemented in 4T21, coupled with specific impacts on the allowance for loan losses due to an adverse event in the wholesale segment.

Consolidated Financial Statements | December 31, 2023 | 147

*Values expressed in thousands, except when indicated

❖	The loan portfolio stood out for its growth in loans to individuals, which saw an increase of +5.19%, particularly in credit card products.

❖	The consumer finance portfolio witnessed a 5.5% increase, highlighted by strategic partnerships.

❖	Intermediation results were primarily influenced by net interest income derived from market activities, reflecting positive shifts in the interest rate curve, mild growth in loan lines, associated with increased volumes and spreads, as well as a decrease in funding, mainly due to the CDI effect, despite continued growth in volumes (time deposits, LCI, and LCA were the highlights in the quarter). In addition to these factors, financial intermediation results were affected by a 13% increase in allowance for loan losses, mostly justified by a specific case in the wholesale segment.

❖	Growth of 5% in banking serrvice income, chiefly fueled by credit cards (owing to year-end seasonal effect) and capital markets.

3. Strategy and Rating Agencies

For information on the Bank's strategy and its classification by rating agencies, please refer to the Earnings Report available at www.santander.com.br/ri.

4. Corporate Governance

The Governance structure of Banco Santander Brasil comprises the Executive Board and its Executive Committee, which includes the CEO, Senior Executive Vice Presidents, and Executive Vice Presidents, as well as the Board of Directors and its Advisory Committees, namely: Audit, Risks and Compliance, Sustainability, Compensation and Nomination, and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and the resolutions of the Board of Directors, please visit the website www.santander.com.br/ri.

5. Internal Audit

Internal Audit reports directly to the Board of Directors, while the Audit Committee is responsible for its oversight.

Internal Audit is a permanent and independent function, distinct from any other function or unit, dedicated to providing the Board of Directors and senior management with independent assurance regarding the quality and effectiveness of internal control processes and systems, risk management (both current and emerging), and governance, thus contributing to safeguard the organization's value, solvency, and reputation. Internal Audit has been awarded a quality certification by the Institute of Internal Auditors (IIA).

To fulfill its responsibilities and manage the inherent risks associated with Banco Santander's operations, the Internal Audit department maintains a suite of internally developed tools, which are updated as necessary. Among these, the risk matrix stands out as a planning tool, prioritizing the risk level within the auditable universe by considering, among other factors, its inherent risks, the most recent audit rating, the degree of compliance with recommendations, and its magnitude. The work programs, which outline the audit tests to be conducted, are subject to periodic review.

The Audit Committee and the Board of Directors have favorably reviewed and approved the Internal Audit work plan for the year 2022.

Consolidated Financial Statements | December 31, 2023 | 148

*Values expressed in thousands, except when indicated

6. People

We continue to reinforce our horizontal culture, grounded in proactivity, autonomy, and diversity, promoting an innovative environment to advance our digital transformation and refine the customer experience.

Our workforce comprises 55,611 individuals across the entire ecosystem, obsessed with building a company where everyone is all business and works to transform Santander into the preferred bank for each of our clients.

Banco Santander values a diverse environment, where every skill and difference is appreciated. This is exemplified by the Affinity Group, created to promote diversity and inclusion across 5 key pillars: Female Leadership; Racial Equity; People with Disabilities; Diversity of Backgrounds, Experiences, and Generations; and LGBTQIA+ inclusion.

Recognized once again as one of the Best Companies to Work for in Brazil by the GPTW, securing the 10th position in the national ranking of companies with more than 10,000 employees, and achieving the 2th place in the industry ranking for Large Banks.

7. Sustainability

The purpose of Banco Santander is to contribute to the progress of people and businesses by supporting the development of a fairer and more sustainable Brazil.

Environmental:

❖  Our support for clients moving towards a low-carbon economy involves fostering the bioeconomy, and we have made progress in our offering of products with positive social or environmental impacts, as per Santander's taxonomy, reaching a R$23,1 billion loan portfolio.

❖  We continued to lead the market in CBIOs (carbon credits), holding a market share of 41.1%.

❖  To advance in our net zero strategy, we focus on agribusiness and measure the carbon emissions from the farms we finance.

❖  We have also joined the Amazon Finance Network, launched at COP 28, with the objective of generating a sustainable impact in the Amazon. This initiative aims to increase investment flows, mobilize capital, promote financial inclusion, and create synergies with the public sector.

Commitment to the environment, promoting sustainable businesses with the goal of achieving Net Zero by 2050.

Social:

❖  In 2023, Prospera Santander Microfinance, our productive microcredit initiative, achieved a loan portfolio of R$3.0 billion.

❖  In its 21th edition, the Valuable Friend program achieved a record fundraising of R$26,0 million. This initiative is focused on safeguarding the rights of children and adolescents in vulnerable situations. The funds raised will benefit approximately 11,400 children, adolescents, and their families across 64 municipalities in Brazil.

❖  Our Volunteer Program engaged over 2023 participants during 2,700 in community-related actions.

❖  The winter clothing drive benefited over 3 thousand individuals.

❖  Additionally, we awarded more than 184 thousand scholarships over the year through Santander Universities.

For over 20 years, we have contributed to building a more inclusive society by providing access to education and financial products.

Consolidated Financial Statements | December 31, 2023 | 149

*Values expressed in thousands, except when indicated

Governance:

❖  Over the course of the year, we sought to incorporate ESG considerations into our culture through internal training.

❖  Our Board of Directors maintained its diversity and independence, with 36% of its members being women and 55% being independent.

❖  Our portfolio of ESG-focused courses for affiliate companies has grown, alongside the advancement of ESG practices with approximately 90 suppliers. Among these, six have earned recognition for their engagement and achievements.

❖  Our commitment to sustainability continues to be recognized in the market: we are among the companies awarded by the 30% Club Brazil Award 2023, presented by PwC, which honors organizations that have achieved 30% or greater female representation on their Board of Directors.

❖  We also received the GRI Infra Awards by the GRI Club Infra, recognizing our contributions to infrastructure and energy initiatives in Brazil, and the Finance For The Future Award, granted by ICAEW and A4S in partnership with Deloitte.

❖  At the end of the year, B3 disclosed a preview of the 2024 ISE (Corporate Sustainability Index) portfolio, which we have been a part of for 14 consecutive years.

Advancing ESG within our culture, connecting all our business operations.

8. Independent Audit

The operating policy of Banco Santander, including its controlled companies, in contracting services unrelated to audit of the Financial Statements by its independent auditors, is based on Brazilian standards and international audit standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor does not must audit his own work, (ii) the auditor must not perform managerial functions at his client, (iii) the auditor must not promote the interests of its client, and (iv) need for approval of any services by the Bank's Audit Committee. In compliance with Securities and Exchange Commission Instruction 162/2022, Banco Santander informs that in the year just ended as of December 31, 2023, no services unrelated to auditing were provided by PricewaterhouseCoopers independent of the Financial Statements of Banco Santander and controlled companies. Furthermore, the Bank confirms that the PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include evaluation of the work provided, covering any service that is not an independent audit of Financial Statements of Banco Santander and controlled companies. This assessment is based on regulations applicable and accepted principles that preserve auditor independence. The acceptance and provision of professional services unrelated to the audit of the Financial Statements by its independent auditors during the year ended in December 31, 2023, did not affect the independence and objectivity in the conduct of external audit examinations carried out at Banco Santander and other Group entities, as the principles indicated above were observed.

Consolidated Financial Statements | December 31, 2023 | 150

*Values expressed in thousands, except when indicated

9. Acknowledgements

We extend our sincere gratitude to our clients, shareholders, and employees for the trust and support that have propelled us to this point, enabling the continuation of our story of evolution and transformation, on the path to becoming the Best Consumer Company in Brazil.

(Approved at the Board of Directors Meeting held on February 19, 2024).

The Board of Directors

The Executive

Consolidated Financial Statements | December 31, 2023 | 151

*Values expressed in thousands, except when indicated

Composition of Management Bodies as of December 31, 2023

Board of Directors

Deborah Stern Vieitas – President (independent)

Jose Antonio Alvarez Alvarez – Vice President

Angel Santodomingo Martell – Advisor

Deborah Patricia Wright - Advisor (independent)

Ede Ilson Viani - Advisor

José de Paiva Ferreira – Advisor (independent)

José Garcia Cantera – Advisor

Marilia Artimonte Rocca - Advisor (independent)

Mario Roberto Opice Leão – Advisor

Pedro Augusto de Melo - Advisor (independent)

Cristiana Almeida Pipponzi – Advisor (independent)

Audit Committee

Pedro Augusto de Melo – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

Andrea Maria Ramos Leonel – Member

René Luiz Grande – Member

Vania Maria da Costa Borgerth – Member

Risk and Compliance Committee

José de Paiva Ferreira – Coordinator

Jaime Leôncio Singer – Member

José Mauricio Pereira Coelho – Member

Sustainability Committee

Marilia Artimonte Rocca – Coordinator

Andrea Marques de Almeida – Member

Álvaro Antônio Cardoso de Souza – Member

Carlos Aguiar Neto – Member

Luiz Masagão Ribeiro Filho – Member

Tasso Rezende de Azevedo – Member

Vivianne Naigeborin - Member

Nomination and Governance Committee

Deborah Stern Vieitas - Coordinator

Deborah Patricia Wright – Member

José Antonio Alvarez Alvarez – Member

Cristiana Almeida Pipponzi – Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Deborah Stern Vieitas - Member

Luiz Fernando Sanzogo Giorgi – Member

Consolidated Financial Statements | December 31, 2023 | 152

*Values expressed in thousands, except when indicated

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice President Executive Officer and Investor Relations Officer

Gustavo Alejo Viviani

Vice President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André

Ede Ilson Viani

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

Ana Paula Neves Granieri Domenici

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Franco Luigi Fasoli

Flávia Davoli

Geraldo José Rodrigues Alckmin Neto

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Leonardo Mendes Cabral

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Paulo Fernando Alves Lima

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licariao Rocha

Vanessa Alessi Manzi

Vítor Ohtsuk

Accountant

Camilla Cruz Oliveira de Souza – CRC Nº 1SP – 256989/O-0

Consolidated Financial Statements | December 31, 2023 | 153

*Values expressed in thousands, except when indicated

Directors’ statement on the Financial Statements

Pursuant to the provisions of article 27, § 1, item VI, of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 80, dated March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander) hereby declare that they have discussed, reviewed, and concurred with the Financial Statements of Banco Santander for the fiscal year ended on December 31, 2023. These Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS®) and include the Management Report, Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Statement of Changes in Shareholders' Equity, Statement of Cash Flows, Statement of Value Added, and Notes to the Financial Statements, all of which have been prepared in accordance with the accounting standards adopted in Brazil, as per Law No. 6.404, dated December 14, 1976 (Brazilian Corporation Law), and the international financial reporting standards issued by the International Accounting Standards Board (IASB). The referenced Financial Statements and their accompanying documents have received an unqualified opinion from the Independent Auditors and have been recommended for approval by the Bank's Audit Committee to the Board of Directors, with a favorable opinion from the Bank's Fiscal Board.

Members of the Executive Board of Banco Santander as of December 31, 2023:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice President Executive Officer and Investor Relations Officer

Gustavo Alejo Viviani

Vice President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André

Ede Ilson Viani

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

Ana Paula Neves Granieri Domenici

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Franco Luigi Fasoli

Flávia Davoli

Geraldo José Rodrigues Alckmin Neto

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Leonardo Mendes Cabral

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Paulo Fernando Alves Lima

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licariao Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

Consolidated Financial Statements | December 31, 2023 | 154

*Values expressed in thousands, except when indicated

Directors’ statement on the Independent Auditors

Pursuant to the provisions of article 27, § 1, item VI, of the Brazilian Securities and Exchange Commission (CVM) Instruction No. 80, dated March 29, 2022, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander) hereby declare that they have discussed, reviewed, and concurred with the Financial Statements of Banco Santander for the fiscal year ended on December 31, 2023. These Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and include the Management Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Shareholders' Equity, Statement of Cash Flows, Statement of Value Added, and Notes to the Financial Statements, all of which have been prepared in accordance with the accounting standards adopted in Brazil, as per Law No. 6.404, dated December 14, 1976 (Brazilian Corporation Law), and the international financial reporting standards issued by the International Accounting Standards Board (IASB). The referenced Financial Statements and their accompanying documents have received an unqualified opinion from the Independent Auditors and have been recommended for approval by the Bank's Audit Committee to the Board of Directors, with a favorable opinion from the Bank's Fiscal Board.

Members of the Executive Board of Banco Santander as of December 31, 2023:

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice President Executive Officer and Investor Relations Officer

Gustavo Alejo Viviani

Vice President Executive Officers

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Carlos José da Costa André

Ede Ilson Viani

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Maria Teresa Mauricio da Rocha Pereira Leite

Renato Ejnisman

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Ana Paula Vitali Janes Vescovi

Ana Paula Neves Granieri Domenici

André Juaçaba de Almeida

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Mendonça Pareto

Franco Luigi Fasoli

Flávia Davoli

Geraldo José Rodrigues Alckmin Neto

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Leonardo Mendes Cabral

Luiz Masagão Ribeiro Filho

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Paulo Fernando Alves Lima

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Richard Flavio Da Silva

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licariao Rocha

Vanessa Alessi Manzi

Vítor Ohtsuki

Consolidated Financial Statements | December 31, 2023 | 155

*Values expressed in thousands, except when indicated

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Santander´s Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions and companies’ part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP. In compliance with the U.S. Securities and Exchange Commission, the Audit Committee acts as the Audit Committee of Santander in accordance with the provisions of the Sarbanes-Oxley Act.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed of four independent members, elected according to resolutions taken at the meeting of the Board of Directors held on April 29, 2022. It acts through meetings with executives, auditors and specialists and conducts analyzes based on the reading of documents and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.

The Committee's reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly on the second half of 2023.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

IFRS - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy, in compliance with Brazilian corporate law, accounting practices, the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) and, as listed on the NYSE, issued by the SEC and Sarbanes-Oxley Act. In this regard, it acknowledged the results recorded in the second half and the fiscal year ended December 31, 2023 of the Santander and the Conglomerate, in IFRS standard.

The Audit Committee held meetings with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee, with the Executive Vice-Presidency of Tactics, with the Technology and Operations, with the Compliance Directorship and the relevant professionals responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with the current regulations.

Consolidated Financial Statements | December 31, 2023 | 156

*Values expressed in thousands, except when indicated

III – Internal Audit

The Audit Committee met formally with the Officer responsible for the area and with other Internal Audit representatives on several occasions during the second semester of 2022, in addition to had checked the reports about the work performed, the reports issued and their respective conclusions and recommendations, highlighting (i) the fulfillment of recommendations for improvements in areas which controls were considered "To be improved" and “Unsatisfactory”; and (ii) the results of the improvements applied to monitor and comply with the recommendations and their action plans for continuous progress. In several other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the second semester of 2023. At these meetings the following topics were highlighted: discussions involving the financial statements of the 2023, accounting practices, the main audit matters (“PAA’s”) and eventual deficiencies and recommendations raised in the internal control report and the detailed report on the revision of “Allowance for Doubtful Accounts”, in accordance the regulation. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. The Audit Committee met with KPMG Auditores Independentes (“KPMG”), responsible for the audit of Banco RCI Brasil S.A., member of the Conglomerate.

V – Ombudsman

In accordance with the current resolution, the works carried out by Ombudsman were presented to the Audit Committee, which discussed and evaluated them. In addition to reporting the work, the Committee also took note of the Ombudsman's half-yearly report, both from Santander and its affiliates, and from the societies in the Conglomerate that have their own Ombudsman.

VI - Regulatory Bodies

The Audit Committee monitors and acts on the results of the inspections and notes of regulatory and self-regulatory bodies and the respective measures adopted by management to comply with such notes, accompanies the new regulations and holds meetings with regulators, whenever requested. In the case of the Central Bank of Brazil, it holds regular meetings with the supervisors of the Banking Supervision Department - Desup and the Conduct Supervision Department - Decon.

VII – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) monitoring the Customer Policy for the subject of Vulnerable Customers; (ii) monitoring supplier controls; (iii) monitoring of regulatory capital; (iv) monitoring letters received from regulatory bodies, ongoing inspections and the respective action plans adopted to meet demands; (v) monitoring fraud and cybersecurity; (vi) monitoring topics related to conduct, AML/CFT, policies, internal risk assessment and internal controls; (vii) monitoring activities of the Board related to the Americanas Group Recovery plan; (viii) monitoring tax, labor and civil litigation; (ix) monitoring climate risks, socio-environmental risks and Net Zero, including meetings with the Sustainability Committee; (x) monitoring provisions and topics related to PCLD; (xi) monitoring problem assets and relevant individual debtors; (xii) monitoring Conglomerate's pension entities; (xiii) Result of the Risk and Control Supervision (SRC) of the Central Bank of Brazil.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

Consolidated Financial Statements | December 31, 2023 | 157

*Values expressed in thousands, except when indicated

VII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Santander for the semester and fiscal year ended on December 31, 2023, recommending its approval by the Board of Directors of Santander.

São Paulo, February 19, 2024.

Audit Committee

Pedro Augusto de Melo – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

Andrea Maria Ramos Leonel – Member

René Luiz Grande – Member

Vania Maria da Costa Borgerth – Member

Consolidated Financial Statements | December 31, 2023 | 158

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 18, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer